As filed with the Securities and Exchange Commission on April 18, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
Registration Statement
Under
The Securities Act of 1933

PIKE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

North Carolina (prior to reincorporation) Delaware	1731	56-0937819
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
100 Pike Way
Mount Airy, NC 27030
(336) 789-2171
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Castaneda
Chief Financial Officer
Pike Holdings, Inc.
100 Pike Way
Mount Airy, NC 27030
(336) 789-2171
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Clayton Johnson, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Fax: (212) 474-3700	Arthur D. Robinson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 Fax: (212) 455-2502
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee(2)

Common Stock, no par value per share	$230,000,000	$27,071

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2005
                                    Shares
Pike Holdings, Inc.
Common Stock

          This is the initial public offering of our common stock. We are offering                     of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                     shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. The estimated initial public offering price is between $          and $           per share.
      Prior to this offering, there has been no public market for our common stock. We intend to list the common stock on the New York Stock Exchange under the symbol “PEC”.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

			Proceeds, Before	Proceeds, Before
	Initial Public	Underwriting	Expenses, to Pike	Expenses, to the
	Offering Price	Discount	Holdings, Inc.	Selling Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
      One of the selling stockholders has granted the underwriters an option to purchase from it up to an additional                      shares to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

      The underwriters expect to deliver the shares to purchasers on                     , 2005.

Citigroup	JPMorgan

Robert W. Baird & Co.	Friedman Billings Ramsey

The date of this prospectus is                     , 2005.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus may only be accurate on the date of this document.
      We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

i

PROSPECTUS SUMMARY
      The following is a summary of some of the information contained in this prospectus. It may not contain all the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors and the financial statements.
      In this prospectus, the terms “Pike,” “we,” “us” and “our” refer to Pike Holdings, Inc. and its subsidiaries and their respective predecessors in interest, unless the context otherwise requires.
      In this prospectus, unless we specifically state otherwise, the financial data we present are our actual consolidated historical financial data, which include Red Simpson, Inc., or Red Simpson, only from July 1, 2004, the date we acquired that company; references to our pro forma financial data for the year ended June 30, 2004 are to our pro forma financial data for that year, which include Red Simpson, Inc. on a pro forma basis as if the acquisition had been consummated on July 1, 2003 for income statement purposes and June 30, 2004 for balance sheet purposes; and the operating data for all periods that we present represent the combined operations of Pike and Red Simpson.
Business
      We are one of the largest third-party providers of outsourced electric distribution and transmission services in the United States. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kilovolt, or kV, transmission powerlines for more than 150 electric utilities, cooperatives and municipalities. We service a contiguous 18-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. Historically, our growth has been almost entirely organic, driven by the steady addition of new customers and the further expansion of existing customer relationships. We have maintained relationships of 30 years or longer with nine of our top 15 customers. Through our fiscal year ended June 30, 2004, our revenues grew at a ten-year compounded annual growth rate, or CAGR, of 10.6%, almost exclusively on an organic basis. On July 1, 2004, we acquired Red Simpson, Inc., or Red Simpson, which significantly expanded our geographic footprint and operating scale and added multiple long-term customer relationships. For the year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.
      We focus on the distribution and sub-500 kV transmission sector of the electric infrastructure services industry, which we believe to be the largest and most attractive sector in the industry. According to an industry source, distribution spending represented $11.4 billion of the $15.5 billion of total spending on electric distribution and transmission in 2003. Moreover, expenditures on distribution and sub-500 kV transmission work are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by distinct, large, one-time projects. We also derive over 90% of our revenues under master service agreements, under which we are paid either on an hourly basis or for each unit of work completed, rather than under the competitively-bid, fixed-price contracts typically associated with large-scale transmission construction projects. In addition to our core distribution and transmission services, we also offer storm restoration services and a variety of value-added ancillary services.
      The breadth and quality of our service offering, combined with our ability to mobilize and deliver emergency restoration services on a large scale, have resulted in long-standing relationships with many of our customers. Customers with whom we have developed strong relationships over our 59-year history include major electric cooperatives, municipalities and utilities, such as American Electric Power Company, Inc., Cobb EMC, Duke Power Company, Entergy Corporation, Florida Power & Light Company, Georgia Power Company and TXU Corp.
      We currently employ a non-union workforce of over 6,500 employees, many of whom occupy highly skilled positions. Our workforce is supported by one of the largest and most modern fleets of specialty vehicles and equipment in our industry. Our fleet, substantially all of which we own, currently consists of over 6,000 pieces of specialized equipment with an average age of approximately 4 1/2 years, as compared to their average useful lives of eight to 12 years. We utilize our own skilled mechanics and garage facilities to service and maintain the majority of our fleet.
Competitive Strengths
      We believe our significant competitive strengths are as follows:
      Leading Pure-Play Provider of Electric Distribution and Transmission Infrastructure Services. We are one of the largest providers of services to electric utilities, cooperatives and municipalities. In addition, after the completion of the rebranding of the Red Simpson business to Pike, we will be one of the few service providers of scale in our industry that operates under a single, well-recognized brand over a contiguous geographic footprint. We do not provide services to telecommunications, natural gas or fiber optics companies, except for incidental work in connection with our core powerline services.
      Outsourced Services-Based Business Model. We provide vital services to electric utilities, cooperatives and municipalities, which have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers. Over 90% of our revenues are derived under master service agreements. We do not derive a significant portion of our revenues from fixed-price agreements relating to large-scale capital improvement projects, which generally involve competitive bidding and substantial performance bond requirements. As a result of our track record of quality work and services, we estimate that 90% of our agreements are renewed on or before the expiration of their terms.
      Attractive, Contiguous End Markets. We operate in a contiguous geographic market that includes the southeastern and south central United States. Since 1990, the southeastern and south central regions have exhibited strong population and economic growth which, when combined with the increase in per capita electricity consumption, have driven both increased investment in electric distribution and transmission infrastructure and the need for increased maintenance and upgrading of existing systems. From 1990 through 2002, for example, electricity consumption in the United States as a whole increased 28%, while consumption in our geographic market increased 33%. Moreover, the contiguous nature of our geographic footprint provides us with significant benefits by increasing our operating efficiency and our flexibility to respond to our customers’ needs.
      Recognized Leader in Storm Restoration Capabilities. Our 18-state market includes the prime “storm territories” of the southeastern and south central United States. Throughout our market, we are the leading provider of emergency services for storm restoration. We can deploy more than 3,000 employees and 1,500 vehicles within 24 hours to respond to weather crises in one or more affected regions. We also have been successful in acquiring new customers outside our geographic footprint after providing storm restoration services to them.
      Long-Standing Relationships Across a High-Quality Customer Base. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our geographic footprint. We have employed a customer-focused philosophy that has resulted in long-standing customer relationships, as exemplified by our 59-year relationship with our first customer, Duke Power Company, our 48-year relationship with American Electric Power Company, Inc. and Red Simpson’s 31-year relationship with TXU Corp. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years.
      Experienced Management Team with Demonstrated Operational Excellence. Our strong management has led us to operational excellence, as demonstrated by our continuing success in effectively growing our business, managing our costs, supervising our workforce, deploying our fleet and integrating Red Simpson. Members of our senior management have been with us for an average of approximately 19 years, and almost all of them began their careers with us as linemen and obtained significant operating experience prior to being promoted to their current positions. Our management has fostered a culture of corporate loyalty, which in turn has given rise to high employee retention rates.

      Major Investments in Fleet and Safety. We have made significant investments in our business to support our continued growth. Our fleet, substantially all of which we own, is one of the largest and most modern fleets in our industry and currently consists of over 6,000 pieces of specialized equipment with an average age of approximately 4 1/2 years, as compared to their average useful lives of eight to 12 years. In addition to investing in our fleet, we have invested in our employee safety and development programs, establishing training and safety programs certified by the Department of Labor, or DOL, and 28 training facilities located in 11 states.
Business Strategy
      We strive to be our customers’ service provider of choice and to expand our leadership position in the outsourced services sector of the electric infrastructure industry, while continuing to increase our revenues and profitability. In order to accomplish these goals, we intend to pursue the following strategies:
      Increased Penetration Within Our Existing Geographic Footprint. We intend to continue to increase our penetration and market share within our existing geographic markets by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. We believe our quality service, modern fleet, regional presence, storm restoration capabilities and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their servicing needs.
      Expand Our Geographic Footprint. We intend to continue to grow our business by seeking new opportunities from our existing customers that have operations outside our current geographic markets, capturing new customers in other geographic markets and pursuing selective acquisitions. Our acquisition of Red Simpson enabled us to achieve our strategic objective of penetrating the south central market, which includes Texas and Louisiana. We also have been successful in acquiring new customers outside our geographic footprint after providing storm restoration services to them.
      Continued Focus on Distribution and Sub-500 kV Transmission. We focus on the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. We believe that this sector of the electric infrastructure services industry will continue to be the most attractive sector because expenditures on distribution are significantly greater and are generally more stable than those for transmission, and the transmission services that we provide typically tend to be more recurring than those for heavy transmission infrastructure due to the necessary maintenance and service requirements of sub-500 kV transmission lines. By focusing on the distribution and sub-500 kV transmission sector of the industry and providing high quality services to our customers, we believe that we will be in a position to capture a significant share of the expected increased amount of work in this market sector.
      Capitalize on Favorable Long-Term Industry Trends. We believe that we are well positioned to benefit from expected long-term industry trends, which are described in more detail in “Industry Overview.”

•	Growth in demand for electricity. We believe that demand for our services will be driven in part by increased demand for electricity due to expected growth in per capita electricity consumption and population in the southeastern and south central United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. We intend to actively pursue opportunities provided by the continuing trend by electric companies to increase their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems.

•	Inadequacy of current electric infrastructure. To the extent spending on the current electric infrastructure increases as expected, we believe we will have increased opportunities to provide sub-500 kV transmission and distribution upgrade and ongoing maintenance services.
      Continued Focus on Operating Efficiency and Customer Service. We intend to leverage the scale and scope of our capabilities to achieve higher levels of operating efficiency and productivity while further enhancing our customer service. By managing our fleet through our sophisticated central facility located in Mount Airy, North Carolina, as well as five maintenance facilities located throughout our service territory, we efficiently deploy resources to provide high levels of customer service. We intend to use our modern fleet, repair and maintenance capabilities and skilled workforce to increase our cost competitiveness so that we may profitably win new business.
Risks Related to Our Business
      Although we believe that focusing on the key areas set forth above will provide us with opportunities to reach our goals, you should consider a number of risks and uncertainties that may affect our financial and operating performance that are discussed under “Risk Factors” and elsewhere in this prospectus.
Recent Developments
      On July 1, 2004, we acquired all of the outstanding stock of Red Simpson. Founded in 1963, Red Simpson was a leading electric transmission and distribution services provider in the south central United States. The total cash purchase price was $193.9 million, net of cash acquired. We financed the acquisition through the issuance of $71.0 million in new common equity to some of our existing stockholders and $122.9 million of new indebtedness under our senior credit facility, which we refinanced in connection with the transaction.
      Our acquisition of Red Simpson represented a significant contiguous expansion for us. Prior to the acquisition, we had a limited presence in Texas and Louisiana. By acquiring Red Simpson, we were able to achieve our strategic goal of expanding into the south central United States. In addition, although our market slightly overlapped with Red Simpson’s, only two of our top 15 customers overlapped. Accordingly, the acquisition of Red Simpson not only added new customers but also decreased our combined exposure to any one customer.
      In December 2004, we undertook a recapitalization. As part of this recapitalization, we borrowed an additional $150.0 million loan under our existing senior credit facility, $20.0 million of which was used to redeem all of the outstanding shares of our Series A preferred stock and $127.5 million of which was used to repurchase shares of our common stock and options in January 2005. We refer to this transaction as the “2004 recapitalization.”

      We were incorporated in North Carolina in 1968 and plan to reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 100 Pike Way, Mount Airy, NC 27030. Our telephone number is 336-789-2171. Our World Wide Web site address is www.pike.com. Information contained on our Web site or that can be accessed through our Web site is not incorporated by reference in this prospectus. You should not consider information contained on our Web site or that can be accessed through our Web site to be part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We intend to use the proceeds of the common stock offered by us to repay senior debt. See “Use of Proceeds” for more information about our use of the proceeds from this offering.

We will not receive any proceeds from the sales of our common stock by the selling stockholders in the offering.

New York Stock Exchange symbol	PEC
      The number of shares of common stock to be outstanding after this offering is based on                     shares outstanding as of                     , 2005. In this prospectus, references to the number of shares of common stock offered and to be outstanding after the completion of this offering do not include:

•	additional shares of common stock that the underwriters have a right to purchase from one of the selling stockholders within 30 days after the date of this prospectus to cover over-allotments; and

•	shares issuable upon the exercise of stock options outstanding as of , 2005 and having a weighted average exercise price of $ per share.

Summary Historical and Pro Forma Financial Data
      The table below provides a summary of our historical financial data for each of the three years in the period ended June 30, 2004 and for the six-month periods ended December 31, 2003 and 2004. We derived the statement of operations data and other data for the three years in the period ended June 30, 2004 from our audited financial statements included elsewhere in this prospectus. We derived the statement of operations data and other data for the six-month periods ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2004 from our unaudited financial statements included elsewhere in this prospectus.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      The table below also includes our pro forma as adjusted statement of operations data for the year ended June 30, 2004 and the six months ended December 31, 2004 and our pro forma and pro forma as adjusted balance sheet data as of December 31, 2004. The information included in the “Pro Forma As Adjusted” column of the statement of operations and other data for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	the acquisition of Red Simpson;

•	the 2004 recapitalization; and

•	the sale of shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds.”
      The information included in the “Pro Forma As Adjusted” column of the statement of operations and other data for the six months ended December 31, 2004 has been adjusted to give effect to the 2004 recapitalization, the sale of                      shares of our common stock in this offering and the use of the net proceeds thereof as described in “Use of Proceeds” as if they had occurred on July 1, 2004.
      The balance sheet data presented in the “Pro Forma” column of the table below reflects the 2004 recapitalization as if it had occurred on December 31, 2004. The balance sheet data presented in the “Pro Forma As Adjusted” column of the table below reflect the 2004 recapitalization, the sale of                      shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on December 31, 2004.
      The unaudited pro forma and pro forma as adjusted financial data do not purport to present what our actual financial position or results would have been if the events described above had occurred as of the dates indicated and are not necessarily indicative of our future financial position or results.
      You should read this summary financial data together with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

							Pro Forma
				Pro Forma			As Adjusted
				As Adjusted	Six Months Ended		Six Months
	Year Ended June 30,			Year Ended	December 31,		Ended
				June 30,			December 31,
	2002	2003	2004	2004	2003	2004(1)	2004(1)

	(in thousands, except share and per share amounts)
Statement of operations data:
Revenues	$273,235	$297,514	$356,697	$552,495	$173,892	$369,774	$369,774
Cost of operations	225,280	247,204	300,313	468,013	148,001	291,459	291,459

Gross profit	47,955	50,310	56,384	84,482	25,891	78,315	78,315
General and administrative expenses	13,976	15,783	17,812	30,770	8,858	24,571	16,719

Income from operations	33,979	34,527	38,572	53,712	17,033	53,744	61,596
Other expense (income):
Interest expense(2)	2,802	11,862	9,192	17,345	4,467	14,844	17,247
Recapitalization expenses(3)	10,893	386	—	—	—	—	—
Other, net(4)	(71)	1,493	1,246	(163)	478	718	(32)

Total other expense	13,624	13,741	10,438	17,182	4,945	15,562	44,381
Income tax expense	9,519	8,335	11,276	14,466	4,719	15,453	17,908

Income from continuing operations	10,836	12,451	16,858	22,064	7,369	22,729	26,473
Loss from discontinued operations, net of taxes(5)	324	621	330	330	245	—	—

Net income	$10,512	$11,830	$16,528	$21,734	$7,124	$22,729	$26,473

Decrease in redemption value of mandatorily redeemable preferred stock(6)	—	12,071	—	—	—	—	—

Net income available to common stockholders	$10,512	$23,901	$16,528	$21,734	$7,124	$22,729	$26,473

Basic net income per share available to common stockholders	$2.60	$14.43	$9.98		$4.30	$9.90

Diluted net income per share available to common stockholders	$2.60	$14.43	$9.98		$4.30	$9.77

Other data:
Net cash from continuing operations provided by (used in):
Operating activities	$44,048	$34,264	$31,460		$14,927	$23,694
Investing activities	$(15,287)	$(15,131)	$(41,771)		$(24,093)	$(220,350)
Financing activities	$(35,635)	$(14,644)	$9,985		$5,500	$204,307
Capital expenditures	$20,184	$21,227	$35,678		$24,512	$27,454
EBITDA from continuing operations(7)	$40,319	$50,273	$56,783	$89,497	$25,878	$71,684	$80,286
Adjusted EBITDA(7)	$51,412	$51,659	$57,783	$96,126	$26,378	$83,527	$83,527
Employees (at period end)	3,742	3,951	4,847		4,505	6,575

	As of December 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Balance sheet data:
Cash and cash equivalents	$12,588	$12,588	$12,588
Working capital	101,251	81,251	110,620
Property and equipment, net	277,999	277,999	277,999
Total assets	610,115	610,115	607,915
Total debt, including current portion	419,369	439,369	305,869
Total stockholders’ equity	21,146	7,153	138,453

(1)	For the six months ended December 31, 2004, our storm restoration revenues increased substantially compared to historical levels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Overview — Services.”

(2)	Interest expense includes the mark-to-market gains or losses on our interest rate swap, amortization of deferred loan costs and the write-off of unamortized deferred loan costs resulting from prepayments of debt. The pro forma as adjusted amounts for the year ended June 30, 2004 and the six months ended December 31, 2004 include the write-off of unamortized loan costs related to the repayment of debt in connection with this offering. See “Use of Proceeds.”

(3)	Recapitalization expenses represent costs incurred in connection with the 2002 sale of approximately 88% of the equity ownership in our company to Lindsay Goldberg & Bessemer L.P. and its affiliates. We refer to this transaction as the “2002 recapitalization.”

(4)	Other, net is primarily made up of the management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. Other, net also includes gains and losses on the sales of property and equipment and interest income. In connection with this offering, we will terminate the management advisory services agreement for aggregate consideration of $4 million.

(5)	Loss from discontinued operations, net of taxes, represents losses from our industrial division, which ceased operations during the year ended June 30, 2004.

(6)	The $12.1 million decrease in the redemption value of our Series A preferred stock during fiscal 2003 occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended June 30, 2004 Compared to Year Ended June 30, 2003.”

(7)	“EBITDA from continuing operations” represents net income before interest, taxes, depreciation, amortization and loss from discontinued operations, net of taxes. “Adjusted EBITDA” represents EBITDA from continuing operations before other unusual and/or nonrecurring charges. The majority of these charges relate to our acquisition of Red Simpson or our 2004 recapitalization. The charges are described in more detail in the footnotes below. EBITDA from continuing operations and Adjusted EBITDA do not represent and should not be considered as alternatives to net income or cash flow from operations, as determined under U.S. generally accepted accounting principles, or GAAP. We use EBITDA from continuing operations and Adjusted EBITDA to facilitate operating performance comparisons from period to period. We believe EBITDA from continuing operations facilitates company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. We further believe that EBITDA from continuing operations is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results. We use Adjusted EBITDA as a supplemental measure to assess our performance because it excludes unusual and/or nonrecurring charges that are included in EBITDA. We present Adjusted EBITDA because we believe that it is useful for investors to analyze disclosures of our operating results on the same basis as that used by our management. EBITDA from continuing operations and Adjusted EBITDA are not necessarily comparable to other similarly titled financial measures of other companies due to the potential inconsistencies in the method of calculation. In addition, EBITDA, as defined under our senior credit facility, is not calculated in the same manner as the EBITDA from continuing operations and Adjusted EBITDA figures presented in this table. For a description of our senior credit facility, see “Description of Senior Credit Facility.”
      EBITDA from continuing operations and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA from continuing operations and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA from continuing operations and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	the management fees that we exclude from our calculation of Adjusted EBITDA have been incurred in each of the periods presented; and

•	other companies in our industry may calculate EBITDA from continuing operations and Adjusted EBITDA differently, limiting their usefulness as comparative measures.
      Because of these limitations, EBITDA from continuing operations and Adjusted EBITDA should not be considered as the primary measures of our operating performance or as measures of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of EBITDA from continuing operations and Adjusted EBITDA to net income, the most directly comparable GAAP performance measure:

							Pro Forma
				Pro Forma			As Adjusted
				As Adjusted	Six Months Ended		Six Months
	Year Ended June 30,			Year Ended	December 31,		Ended
				June 30,			December 31,
	2002	2003	2004	2004	2003	2004	2004

	(in thousands)
Net income	$10,512	$11,830	$16,528	$21,734	$7,124	$22,729	$26,473
Add:
Interest expense	2,802	11,862	9,192	17,345	4,467	14,844	17,247
Income tax expense	9,519	8,335	11,276	14,466	4,719	15,453	17,908
Depreciation and amortization(a)	17,162	17,625	19,457	35,622	9,323	18,658	18,658
Loss from discontinued operations, net of taxes	324	621	330	330	245	—	—

EBITDA from continuing operations	40,319	50,273	56,783	89,497	25,878	71,684	80,286
Add:
Discontinued deferred compensation(b)	—	—	—	6,629	—	3,241	3,241
Discontinued performance bonus(c)	—	—	—	—	—	1,116	—
Discontinued management fees(d)	200	1,000	1,000	—	500	750	—
Recapitalization expenses(e)	10,893	386	—	—	—	—	—
Option buyback expense(f)	—	—	—	—	—	4,217	—
Restricted stock expense(g)	—	—	—	—	—	2,519	—

Adjusted EBITDA	$51,412	$51,659	$57,783	$96,126	$26,378	$83,527	$83,527

(a)	Amortization represents the amortization of intangible assets (for example, contract backlog, customer relationships and non-compete agreements) acquired through our purchase of Red Simpson. This amortization is included in both cost of operations and general and administrative expenses.

(b)	Discontinued deferred compensation represents amounts accrued for deferred compensation we agreed to pay certain Red Simpson supervisors and managers in connection with the Red Simpson acquisition. We recently amended the agreements regarding these deferred compensation payments and, as a result, we will record a one-time compensation expense of approximately $20.0 million in the fourth quarter of the year ended June 30, 2005 and will not accrue deferred compensation charges in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Deferred Compensation in Connection with Our Acquisition of Red Simpson.”

(c)	Discontinued performance bonus reflects bonuses that were paid to certain members of Red Simpson’s management and were discontinued in connection with the Red Simpson acquisition.

(d)	Reflects the management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement that will be terminated upon the completion of the offering.

(e)	Recapitalization expenses refers to transaction costs incurred in 2002 and 2003 in connection with the 2002 recapitalization.

(f)	Option buyback expense refers to a $4.2 million charge recorded in the six months ended December 31, 2004 arising from the repurchase of common stock options as part of our 2004 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”

(g)	For the six months ended December 31, 2004, we recognized compensation expense of $1.3 million resulting from the purchase of restricted common stock by Red Simpson management in connection with our acquisition of Red Simpson. In addition, for the six months ended December 31, 2004, we recognized $1.2 million of compensation expense primarily resulting from the vesting of this restricted stock, which will be fully vested in December 2005.

RISK FACTORS
      You should carefully consider the following risks and other information in this prospectus before deciding to invest in shares of our common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business

We derive a significant portion of our revenues from a small group of customers. The loss of one or more of these customers could negatively impact our business and results of operations.
      Our customer base is highly concentrated. Our top ten customers accounted for approximately 61% and 47% of our revenues for the six months ended December 31, 2004 and the year ended June 30, 2004, respectively, and approximately 50% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. Sales to Duke Power Company, our largest customer, accounted for approximately 19.5% of our total revenues for the year ended June 30, 2004 and approximately 12.6% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. For the six months ended December 31, 2004, sales to Duke Power accounted for 10.1% of our total revenues. However, the decline in the percentage of our total revenues attributable to Duke Power for the six months ended December 31, 2004 as compared to the year ended June 30, 2004 on a pro forma basis was due to our unusually high level of storm restoration revenue in the six months ended December 31, 2004.
      We believe that we will continue to rely on a relatively small group of customers, including Duke Power, for a substantial portion of our revenues for the foreseeable future. We may not be able to maintain our relationships with our significant customers. The loss of, or reduction of our sales to, any of our major customers could materially and adversely affect our business and results of operations.

Our customers often have no obligation to assign work to us and many of our agreements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice.
      Most of our customers assign work to us under master service agreements. Under these arrangements, our customers generally have no obligation to assign work to us and do not guarantee service volumes. Most of our contracts, including our master service agreements, may be terminated by our customers on short notice. In addition, many of our contracts, including our master service agreements, are open to competitive bidding at the expiration of their terms. As a result, we may be displaced on these contracts by competitors from time to time. Our business and results of operations could be materially and adversely affected if our customers do not assign work to us or if they cancel a number of significant agreements and we cannot replace them with similar work.

We may not be able to successfully integrate Red Simpson with our operations or to realize the anticipated benefits of the acquisition.
      We acquired Red Simpson on July 1, 2004. This was a significant acquisition for us and substantially expanded our business, geographic footprint, workforce and scope of operations. We are in the process of integrating the operations of Red Simpson into our business, including rebranding Red Simpson’s business under the Pike Electric brand and transitioning Red Simpson’s operations into our accounting and information systems. We may not be able to complete the integration of Red Simpson successfully or institute the necessary systems and procedures, including accounting and information systems, to manage the combined enterprise on a profitable basis. In addition, our management may not be able to successfully manage the combined entity and effectively implement our operating or growth strategies. Furthermore, the future operations of the combined company may pose different and greater challenges than our management has experienced in the past and may require substantial attention from our management, which may limit the amount of time available to be devoted to our day-to-day operations or to the execution of our business strategy. Our pro forma financial results included in this prospectus cover periods during which Red Simpson and Pike were not under common control or management and, therefore, may not be indicative of our future consolidated financial or operating results. Any failure to successfully complete the integration of Red Simpson or to realize the anticipated benefits of the acquisition could have a material adverse effect on our business, results of operations and financial condition.

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period.
      Our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. For the years ended June 30, 2000, 2001, 2002, 2003 and 2004, our revenues generated from storm restoration services were $21.6 million, $25.3 million, $7.0 million, $46.6 million and $43.0 million, respectively, and our average annual storm restoration service revenues for the five years ended June 30, 2004 were $28.7 million. For the six months ended December 31, 2004, our storm restoration revenues increased substantially to $132.2 million due to the extraordinary Florida hurricane season. This unusually high level of storm restoration revenues in the six months ended December 31, 2004 is not indicative of the amount of storm restoration revenue that we can be expected to earn in any future period. Our historical results of operations have varied between periods due to the volatility of our storm restoration revenues. The levels of our future revenues and net income may be subject to significant variations and uncertainties from period to period due to the volatility of our storm restoration revenues. In addition, our storm revenues are offset in part by declines in our core powerline services because we staff storm restoration mobilizations in large part by diverting resources from our powerline services.

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations.
      Our business is subject to numerous hazards, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to equipment we work on. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability.
      Our safety record is an important consideration for our customers. If serious accidents or fatalities occur, we may be ineligible to bid on certain work, and existing service agreements could be terminated. In addition, if our safety record were to deteriorate, our ability to bid on certain work could be adversely impacted. Further, regulatory changes implemented by the Occupational Safety and Health Administration, or OSHA, could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.
      We maintain various insurance policies, including general liability, automotive liability and workers’ compensation. We are partially self-insured under all of our policies, and our insurance does not cover all types or amounts of liabilities. Our insurance policies are subject to substantial deductibles of $1,000,000 per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury claims. We maintain substantial loss accruals for workers’ compensation claims, and our workers’ compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business.
      In addition, due to a variety of factors such as increases in claims, a weak economy and projected significant increases in medical costs and wages, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. Furthermore, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business and results of operations.
      The demand for infrastructure services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. If the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their systems. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. We are also dependent on the amount of work that our customers outsource. During downturns in the economy, our customers may determine to outsource less work resulting in decreased demand for our services. Furthermore, the historical trend toward outsourcing of infrastructure services may not continue as we expect. In addition, consolidation, competition or capital constraints in the electric power industry may result in reduced spending by, or the loss of, one or more of our customers. These fluctuations in demand for our services could materially and adversely affect our business and results of operations, particularly during economic downturns. Economic downturns may also adversely affect the pricing of our services.

In March 2004, Grant Thornton LLP, or Grant Thornton, Red Simpson’s independent registered public accounting firm, reported a material weakness in Red Simpson’s internal control over financial reporting that, if not remedied, could adversely affect our internal controls and have a negative effect on the trading price of our stock.
      In March 2004, in connection with the audit of Red Simpson’s financial statements for the year ended December 31, 2003, Grant Thornton, the independent registered public accounting firm for Red Simpson, reported to Red Simpson’s management a matter that is a “significant deficiency” and a “material weakness” in Red Simpson’s internal control over financial reporting. Under the current standards of the Public Company Accounting Oversight Board, a significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      The material weakness reported by Grant Thornton in March 2004 is the difficulty Red Simpson’s management experienced in applying accounting principles and recording journal entries, as well as preparing its financial statements and financial disclosure related to its annual report. Specifically, Red Simpson’s management experienced difficulty in providing accurate, timely and sufficient disclosure and/or documentation of the following: accrued insurance claim liabilities, amortization of goodwill and intangible assets, deferred compensation liability, income tax accruals and financial statement footnote disclosure. As a result, Red Simpson recorded numerous prior period and current year adjustments to properly state current year activity and balances. Grant Thornton recommended that greater emphasis be placed on reviewing and assessing the issues that may arise in connection with applicable accounting and financial reporting, and encouraged management to understand applicable accounting principles and review all disclosures that are included in Red Simpson’s financial statements to ensure proper understanding of the accounting issues and disclosures.
      As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Internal Control Over Financial Reporting at Red Simpson,” since the acquisition, we have begun to augment our controls over the Red Simpson business, and we have implemented procedures for monthly account reconciliations and reviews of accounting estimates at Red Simpson. However, upon the completion of this offering, we will have had only limited operating experience with the improvements we have made to date. Although we believe we have addressed the material weakness with the remedial measures we have implemented, the measures we have taken to date and any future measures may not remediate the material weakness reported by Grant Thornton, and we may not be able to implement and maintain effective internal control over financial reporting in the future. Ernst & Young LLP, our independent registered public accounting firm, has not evaluated the measures we have taken to address the material weakness described above and has not evaluated the effectiveness of our internal controls. In addition, additional material weaknesses or significant deficiencies in our internal controls may be discovered in the future.
      Any failure to remediate the material weakness reported by Grant Thornton or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure also could affect the ability of our management to certify that our internal controls are effective when it provides an assessment of our internal control over financial reporting pursuant to rules of the Securities and Exchange Commission, or the SEC, under Section 404 of the Sarbanes-Oxley Act of 2002, when they become applicable to us beginning with our Annual Report on Form 10-K for the year ending June 30, 2007, and could affect the ability of our independent registered public accounting firm to deliver the attestation regarding our management’s assessment pursuant to those rules. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.
      Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending June 30, 2007. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the requisite deadline for those reports. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business.
      Our ability to provide high-quality services on a timely basis requires an adequate supply of skilled electricians, linemen and managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. Many companies in our industry are currently experiencing shortages of qualified personnel, and we may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, operating results or financial condition.

We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business.
      Our operations, including our customer relationships, are dependent on the continued efforts of our senior management and other key personnel including, in particular, our chief executive officer, J. Eric Pike. Although we have entered into employment agreements with our chief executive officer and certain other key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. We do not maintain key person life insurance policies on any of our employees. The loss of any member of our senior management or other key personnel, or the inability to hire and retain qualified management and other key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could result in reduced profitability and loss of market share.
      We face intense competition from numerous small, owner-operated private companies and several regional companies, some of which are subsidiaries or divisions of national companies. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. We compete primarily on the basis of our reputation and relationships with customers, safety and execution record, geographic presence and the breadth of service offerings, pricing and the availability of qualified personnel. Certain of our competitors may have lower cost structures and may, therefore, be able to provide their services at lower rates than we can provide. Many of our current and potential competitors, especially our competitors with national scope, also may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may succeed in developing the expertise, experience and resources to compete successfully and in marketing and selling new services better than we can. Furthermore, our existing or prospective customers may not continue to outsource services in the future or we may not be able to retain our existing customers or win new customers. The loss of existing customers to our competitors or the failure to win new customers could materially and adversely affect our results of operations, margins and cash flow.

We may be unsuccessful at acquiring companies or at integrating companies that we may acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer.
      One of our growth strategies is to consider acquisitions of additional electrical distribution and transmission services providers, both within and outside of our current geographic markets, when attractive opportunities arise. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management’s attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain the necessary acquisition financing or we may have to increase our indebtedness in order to finance an acquisition. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. Our future business, results of operations and financial condition could suffer if we fail to implement successfully our acquisition strategy.

We have a substantial amount of indebtedness, including a senior credit facility, which may restrict our business and operations, adversely affect our cash flow, and restrict our future access to sufficient funding to finance desired growth.
      As of December 31, 2004, after giving effect to the 2004 recapitalization, this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $305.9 million, which would have represented approximately 68.8% of our total capitalization. As of December 31, 2004, we also had availability of $37.6 million (net of outstanding standby letters of credit of approximately $23.1 million) under the revolving portion of our senior credit facility.
      Having this substantial amount of indebtedness (i) makes us more vulnerable to adverse changes in general economic, industry and competitive conditions, (ii) limits our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy or other purposes and (iii) places us at a disadvantage compared to our competitors who have less debt. Furthermore, our interest expense could increase if interest rates rise because our debt under our senior credit facility bears interest at floating rates. We dedicate a substantial portion of our cash flow to pay principal and interest on our debt. If we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms or at all.
      As of December 31, 2004, all of our total indebtedness consisted of a senior credit facility with a group of financial institutions secured by substantially all of our assets. The terms of the credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our credit facility requires us to maintain certain financial ratios, as described in “Description of Senior Credit Facility,” and restricts our ability to incur additional indebtedness. These restrictions and covenants limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us, including strategic acquisitions.
      A breach of our senior secured credit agreement, including any inability to comply with the required financial ratios, could result in a default under that credit facility. In the event of any default under our credit facility, the lenders thereunder would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our credit facility. In the event of a default under our credit facility, the lenders thereunder could also proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business and results of operations.
      We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our service agreements, we generally indemnify our customers for claims related to the services we provide thereunder. Furthermore, our services are integral to the operation and performance of the electric distribution and transmission infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the systems that we work on, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage or blackout. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with generally accepted accounting principles. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs.
      Our facilities and operations, including fueling and truck maintenance, repair, washing and final-stage manufacturing, are subject to various environmental laws and regulations relating principally to the use, storage and disposal of solid and hazardous wastes and the discharge of pollutants into the air, water and land. Violations of these requirements, or of any permits required for our operations, could result in significant fines or penalties. We are also subject to laws and regulations that can impose liability, sometimes without regard to fault, for investigating or cleaning up contamination, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liabilities may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire amount. The presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. In addition, we perform work in wetlands and other environmentally sensitive areas, as well as in different types of underground environments. In the event we fail to obtain or comply with any permits required for such activities, or such activities cause any environmental damage, we could incur significant liability. We have incurred costs in connection with environmental compliance, remediation and/or monitoring, and we anticipate that we will continue to do so. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall.
      Due to the fact that a significant portion of our business is performed outdoors, our results of operations are subject to seasonal variations. These seasonal variations affect our core activities of maintaining, upgrading and extending electrical distribution powerlines and not only our storm restoration services. Generally, during the winter months, demand for new work and maintenance services may be lower due to reduced construction activity during inclement weather, while demand for electrical service and repairs may be higher due to damage caused by such weather conditions. As a result, operating results may vary significantly from period to period. If our operating results fall below the public’s or analysts’ expectations in some future period or periods, the market price of our common stock will likely fall in such period or periods.

We will incur increased costs as a result of being a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as related rules adopted by the SEC and the New York Stock Exchange, have imposed substantial requirements on public companies, including requiring changes in corporate governance practices and requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.
Risks Related to Investing in Our Stock

No market currently exists for our common stock, and an active trading market for our common stock may not develop.
      Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. The initial public offering price for the shares of our common stock is or will be determined by negotiations among us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

If our stock price fluctuates after this offering, you could lose a significant part of your investment.
      The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business” and the following:

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	availability of capital;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock; and

•	investor perception of us and the electric utility industry.
      As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. Even factors that do not specifically relate to our company may materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.
      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      After the consummation of this offering, there will be                      shares of our common stock (                      shares if the underwriters exercise their over-allotment option in full) outstanding. Of this amount, the                      shares of common stock sold in this offering (                      shares if the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.
      Certain selling stockholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. LGB Pike LLC, our principal stockholder and an affiliate of Lindsay Goldberg & Bessemer, and certain of its affiliates, will also have the right to cause us to register the sale of shares of common stock beneficially owned by them. In addition, certain selling stockholders on the closing date will have the right to include shares of common stock beneficially owned by them in certain future registration statements relating to our securities. If any of these selling stockholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.
      We, the selling stockholders, our directors and executive officers have agreed to a lock-up period, meaning that they and their permitted transferees may not sell any of their shares without the prior consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters of this offering, for                     days after the date of this prospectus. These lock-up agreements will restrict us, these stockholders and our directors and executive officers, subject to specified exceptions, from selling or otherwise disposing of any shares for a minimum period of                     days after the date of this prospectus without the prior consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. on behalf of the underwriters. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above.
      Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A significant stockholder controls the direction of our business. The concentrated ownership of our common stock will prevent you and other stockholders from influencing significant corporate decisions.
      Following completion of this offering:

•	Lindsay Goldberg & Bessemer and its affiliates will own % of the outstanding shares of our common stock, which represents % of the total voting power of our voting stock, or % of the total voting power of our voting stock if the underwriters exercise their over-allotment option in full; and

•	Management and its affiliates will own % of the outstanding shares of our common stock, which represents % of the total voting power of our voting stock, or % of the total voting power of our voting stock if the underwriters exercise their over-allotment option in full.
As a result, Lindsay Goldberg & Bessemer, or entities controlled by it, have the ability to control all matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.
      The interests of Lindsay Goldberg & Bessemer, or entities controlled by it, may not coincide with the interests of the holders of our common stock. In addition, you will not be able to prevent Lindsay Goldberg & Bessemer, or entities controlled by it, from selling shares, including all of the shares, of our common stock it holds. For example, Lindsay Goldberg & Bessemer, or entities controlled by it, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. Lindsay Goldberg & Bessemer or entities controlled by it may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as Lindsay Goldberg & Bessemer, or entities controlled by it, continue to own a substantial number of shares of common stock, Lindsay Goldberg & Bessemer, or entities controlled by it, will effectively control all our corporate decisions.

We are a “controlled company” within the meaning established by the New York Stock Exchange and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      Following this offering, we will be considered a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors and (3) the requirement that we have a compensation committee that is composed entirely of independent directors. Following the completion of this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, nor will we have compensation and nominating/corporate governance committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.
      The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

•	contribute % of the total amount invested to fund our company, but will own only % of the shares of common stock outstanding after this offering.
      To the extent outstanding stock options are exercised, there will be further dilution to new investors. See “Dilution” for more information.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
      We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our senior credit facility. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit.

We plan to reincorporate in Delaware prior to the completion of this offering. Anti-takeover provisions of our charter and bylaws, after we reincorporate, as well as Delaware law, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.
      The anti-takeover provisions of Delaware law create various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and bylaws, as amended and restated prior to the closing of this offering, could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the absence of cumulative voting in the election of directors;

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for stockholder proposals; and

•	stockholder super-majority voting requirements to amend certain provisions of the charter.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate and management’s beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

•	our ability to retain customers and win new customers in a highly competitive industry;

•	our integration of Red Simpson’s business; and

•	our beliefs about future trends in population and electricity consumption in our market, outsourcing to companies like our company and investment in electrical distribution and transmission.
      Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that we will receive approximately $133.5 million in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses assuming the shares are offered at $           per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We will not receive any proceeds from shares of our common stock sold by the selling stockholders.
      We intend that the net proceeds from the offering will be used to repay a portion of the outstanding borrowings under the Tranche B term loan and Tranche C term loan that form part of our senior credit facility and to pay accrued interest thereon. The borrowings under the Tranche B term loan mature on July 1, 2012 and the borrowings under the Tranche C term loan mature on December 10, 2012. The borrowings under both Tranche B and C currently bear interest at LIBOR plus 2.25% per annum. The borrowings under the Tranche B term loan were used to finance our acquisition of Red Simpson, to refinance our then-existing indebtedness, to pre-fund some of our deferred compensation obligations and pay related transaction fees and expenses. The borrowings under the Tranche C term loan were used to finance our 2004 recapitalization and pay related transaction fees and expenses.
DIVIDEND POLICY
      We currently intend to retain all of our earnings to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our senior credit facility or other agreements, our financial condition, results of operations, capital requirements and other factors considered relevant by our board of directors.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the 2004 recapitalization; and

•	on a pro forma as adjusted basis to give effect to the 2004 recapitalization, the completion of this offering and our receipt and application of the estimated net proceeds.
      See “Use of Proceeds.” You should read this table together with our financial statements and the accompanying notes included elsewhere in this prospectus.

	As of December 31, 2004

			Pro Forma
		Pro Forma	As Adjusted
		for the 2004	for this
	Actual	Recapitalization	Offering

	(in thousands)
Cash and cash equivalents	$12,588	$12,588	$12,588

Total debt (including current portion of $10,869; $30,869 pro forma for the 2004 recapitalization; and $1,500 pro forma as adjusted for this offering)	419,369	439,369	305,869
Preferred stock:
Series A preferred stock, no par value per share; 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	6,007	—	—
Stockholders’ equity:
Common stock, no par value per share, shares authorized; shares issued and outstanding, actual and pro forma; shares issued and outstanding, pro forma as adjusted	1,415	1,415
Additional paid-in capital	—	—
Retained earnings	19,731	5,738	5,738

Total stockholders’ equity	21,146	7,153	138,453

Total capitalization	$446,522	$446,522	$444,322

DILUTION
      Your interest in our common stock will be diluted to the extent of the difference between the initial public offering price per share of our common stock in the offering and the net tangible book value per share of our common stock after the offering.
      Our pro forma net tangible book value at December 31, 2004, was approximately $(140.2) million, or $(99.08) per share of common stock. We determined pro forma net tangible book value per share at December 31, 2004 by dividing our pro forma net tangible book value (total book value of tangible assets less total liabilities) by 1,415,036, which is the pro forma number of shares of common stock outstanding at December 31, 2004. These pro forma amounts reflect the 2004 recapitalization.
      After giving effect to the sale of                      shares of our common stock at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering and giving effect to the use of the net proceeds of the offering set forth in “Use of Proceeds,” our adjusted pro forma net tangible book value, as of December 31, 2004, would have been $(8.9) million, or $          per share. This represents an immediate increase in pro forma net tangible book value per share of $          to existing stockholders and immediate dilution in pro forma net tangible book value per share of $          to new stockholders who receive shares in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at December 31, 2004	$
Increase in net tangible book value per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution per share to new investors		$

      The following table sets forth on an adjusted basis as of December 31, 2004, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering, based on a public offering price of $          per share, the midpoint of the price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses on shares sold by us and other expenses related to the offering.

	Shares Purchased			Total Consideration			Average
Price Per
	Number	Percent		Amount	Percent		Share

Existing stockholders(1)			%	$		%	$
New investors

Total		100.0%		$	100.0%

(1)	Total consideration and average price per share paid by the existing stockholders give effect to the $123.3 million cash payment that was paid to the existing stockholders pursuant to our 2004 recapitalization.
The foregoing discussion and table assume no exercise of outstanding stock options. As of December 31, 2004, there were options outstanding to purchase a total of 196,879 shares of our common stock at a weighted average price of $70.83 per share. To the extent that any of these options are exercised, there may be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
      The following unaudited pro forma condensed consolidated financial data are based on our historical financial statements included elsewhere in this prospectus.
      The information included in the “Actual” column of the unaudited pro forma condensed consolidated financial data below sets forth our historical financial data for the year ended June 30, 2004, which is derived from our audited consolidated financial statements included elsewhere in this prospectus.
      The information included in the “Red Simpson, Inc.” column of the unaudited pro forma condensed consolidated financial data below sets forth Red Simpson’s historical financial data for the twelve-month period ended June 30, 2004, which is derived from Red Simpson’s audited consolidated financial statements, some of which are not included in this prospectus.
      The information included in the “Pro Forma Acquisition” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to our acquisition of Red Simpson as if it had occurred on July 1, 2003. The information included in the “Pro Forma 2004 Recapitalization” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	our acquisition of Red Simpson; and

•	our 2004 recapitalization.
      The information in the “Pro Forma as Adjusted” column of the unaudited pro forma condensed consolidated statement of operations for the year ended June 30, 2004 has been adjusted to give effect to the following as if they had occurred on July 1, 2003:

•	our acquisition of Red Simpson;

•	our 2004 recapitalization; and

•	the sale of shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds.”
      The information included in the “Pro Forma 2004 Recapitalization” column of the unaudited pro forma condensed consolidated statement of operations for the six months ended December 31, 2004 has been adjusted to give effect to our 2004 recapitalization as if it had occurred on July 1, 2004. The information included in the “Pro Forma As Adjusted” column of the unaudited pro forma condensed consolidated statement of operations for the six months ended December 31, 2004 has been adjusted to give effect to our 2004 recapitalization, the sale of                      shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on July 1, 2004.
      The information included in the “Pro Forma 2004 Recapitalization” column of the unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to the 2004 recapitalization as if it had occurred on December 31, 2004. The information included in the “Pro Forma As Adjusted” column of the unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to the 2004 recapitalization, the sale of                      shares of our common stock in this offering and the use of the net proceeds from this offering as described in “Use of Proceeds” as if they had occurred on December 31, 2004.
      The unaudited pro forma and pro forma as adjusted financial data do not purport to present what our actual financial position or results would have been if the events described above had occurred as of the dates indicated and are not necessarily indicative of our future financial position or results.
      You should read this summary financial data together with “Prospectus Summary — Summary Historical and Pro Forma Financial Data,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and accompanying notes included elsewhere in this prospectus.

PIKE HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
For the year ended June 30, 2004

			Pro Forma			Pro Forma		Pro Forma
		Red Simpson,	Acquisition		Pro Forma	2004 Recapitalization		2004	Offering		Pro Forma
	Actual(a)	Inc.(a)	Adjustments		Acquisition	Adjustments		Recapitalization	Adjustments		As Adjusted

	(in thousands, except share and per share amounts)
Revenues	$356,697	$195,798			$552,495			$552,495			$552,495
Cost of operations	300,313	168,336	$(636	)(b)	468,013			468,013			468,013

Gross profit	56,384	27,462	636		84,482			84,482			84,482
General and administrative expenses	17,812	13,824	(866	)(b)	30,770			30,770			30,770

Income from operations	38,572	13,638	1,502		53,712			53,712			53,712
Other expense (income):
Interest expense	9,192	222	5,244	(c)	14,658	4,969	(g)	19,627	(2,282	)(h)	17,345
Transaction expenses		5,573	(5,573	)(d)	—			—			—
Other, net	1,246	2,992	(3,401)		837			837	(1,000	)(i)	(163)

Total other expense	10,438	8,787	(3,730)		15,495	4,969		20,464	(3,282)		17,182
Income before income taxes from continuing operations	28,134	4,851	5,232		38,217	(4,969)		33,248	3,282		36,530
Income tax expense (benefit)	11,276	318	3,540	(e)	15,134	(1,968	)(e)	13,166	1,300		14,466

Income from continuing operations	$16,858	$4,533	$1,692		$23,083	$(3,001)		$20,082	$1,982		$22,064
Loss from discontinued operations, net of taxes	(330)	—	—		(330)	—		(330)	—		(330)

Net income	$16,528	$4,533	$1,692		$22,753	$(3,001)		19,752	$1,982		$21,734

Basic and diluted earnings (loss) per common share:
Weighted average basic and diluted common shares outstanding:	1,655,618				2,414,870 (f)	(999,833)		1,415,036
Income from continuing operations	$10.18				$9.56			$14.19
Loss from discontinued operations	(0.20)				(.14)			(.23)

Net income	$9.98				$9.42			$13.96

(a)	Historical financial data for Pike Holdings Inc. for the year ended June 30, 2004 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical financial data for Red Simpson are derived from adding the amounts in the audited consolidated financial statements for the six months ended June 30, 2004 to the amounts in the audited consolidated financial statements for the year ended December 31, 2003 and subtracting the amounts in the audited consolidated financial statements for the six months ended June 30, 2003.

(b)	Reflects the following:

•	Cost of operations adjustments consist of the following (in millions):

Depreciation expense	$(10.6)
Amortization of customer relationships and contract backlog	4.5
Deferred compensation	5.5

Total pro forma cost of operations adjustments	$(0.6)

•	The decrease in depreciation expense arises from the application of purchase accounting to the assets of Red Simpson and applying our depreciation policies to the fair value and estimated remaining useful lives of Red Simpson’s property and equipment.

•	The amortization of customer relationships valued at $43.2 million and contract backlog valued at $7.0 million arises from the application of purchase accounting to the assets of Red Simpson, which results in an annual increase in amortization of $4.5 million in fiscal 2005. Annual amortization expense will decrease in fiscal 2006 and thereafter as these intangible assets are amortized over their estimated useful lives.

•	The deferred compensation expense relates to $29.1 million of deferred compensation payable to certain Red Simpson supervisors and managers in connection with the Red Simpson acquisition. Prior to the April 2005 amendment described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments,” this amount was to be expensed as earned over four years. The annual expense would have been $6.6 million, of which $5.5 million was allocated to cost of operations. As a result of the amendment, we will instead record a one-time compensation expense of $20.0 million in the fourth quarter of the year ending June 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”

•	General and administrative expenses adjustments consist of the following (in millions):

Amortization of non-compete agreements	$1.2
Deferred compensation	1.1
Discontinued performance bonus	(1.7)
Prior owner compensation	(1.5)

Total pro forma general and administrative expenses adjustments	$(0.9)

•	The amortization adjustment relates to the amortization of non-compete agreements acquired in the Red Simpson transaction. The non-compete agreements are valued at $10.6 million and create $1.2 million in annual amortization.

•	The deferred compensation expense represents the difference between the total $6.6 million deferred compensation expense described above and the $5.5 million allocated to cost of operations. See the discussion above regarding the amendment to these deferred compensation obligations.

•	Discontinued performance bonus reflects bonuses that were paid to certain members of Red Simpson’s management and were discontinued in connection with the Red Simpson acquisition.

•	Prior owner compensation represents amounts paid to Red Simpson’s prior owner before the Red Simpson acquisition.

(c)	Reflects interest expense (calculated at an average rate of 3.4%) associated with borrowings under our senior credit facility of $156.2 million. The incremental interest expense for a fiscal year is $5.2 million.

(d)	Reflects transaction expenses of $5.6 million incurred by Red Simpson as a result of our acquisition of Red Simpson in July 2004.

(e)	Reflects the application of an effective tax rate of 39.6% to the Red Simpson earnings as well as to the aforementioned adjustments. Red Simpson was an S-corporation prior to the acquisition and was subject to minimal income taxes. As a result of the acquisition, earnings from Red Simpson will be subject to an effective tax rate of 39.6%.

(f)	The weighted average basic and diluted common shares outstanding increased because we sold shares of our common stock to partially fund our acquisition of Red Simpson.

(g)	Reflects incremental interest expense (calculated at an average rate of 3.3%) under our senior credit facility as a result of $150 million of additional borrowings in connection with our 2004 recapitalization.

(h)	Reflects a net decrease of $2.3 million in interest expense relating to our senior credit facility, comprised of a decrease of $4.5 million in interest expense (calculated at an average rate of 3.4%) due to the application of proceeds described in this prospectus and the write-off of unamortized debt fees of $2.2 million related to principal payments as a result of this offering.

(i)	Reflects management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement that will be terminated upon the completion of the offering.

PIKE HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
For the six months ended December 31, 2004

		Pro Forma
		2004		Pro Forma
		Recapitalization		2004	Offering		Pro Forma As
	Actual	Adjustments		Recapitalization	Adjustments		Adjusted

	(in thousands except share and per share amounts)
Revenues	$369,774			$369,774			$369,774
Cost of operations	291,459			291,459			291,459

Gross profit	78,315	—		78,315	—		78,315
General and administrative expenses	24,571	(7,852	)(a)	16,719			16,719

Income from operations	53,744	7,852		61,596	—		61,596
Other expense (income):
Interest expense	14,844	2,706	(b)	17,550	(303	)(c)	17,247
Other, net	718	—		718	(750	)(d)	(32)

Total other expense	15,562	2,706		18,268	(1,053)		17,215
Income before income taxes	38,182	5,146		43,328	1,053		44,381
Income tax expense	15,453	2,038		17,491	417		17,908

Net income	$22,729	$3,108		$25,837	$636		$26,473

Basic earnings per common share:
Weighted average basic common shares outstanding:	2,296,633			1,415,036
Net income	$9.90			$18.26

Diluted earnings per common share:
Weighted average diluted common shares outstanding	2,327,587			1,445,991
Net income	$9.77			$17.87

(a)	General and administrative expenses adjustments consist of the following (in millions):

Discontinued performance bonus	$(1.1)
Option buyback expense	(4.2)
Restricted stock and deferred compensation expense	(2.5)

Total general and administrative expenses adjustments:	$(7.9)

• Discontinued performance bonus reflects bonuses that were paid to certain members of Red Simpson’s management and were discontinued in connection with the Red Simpson acquisition.

• Option buyback expense refers to a $4.2 million charge arising from the repurchase of common stock options as part of our 2004 recapitalization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”

• For the six months ended December 31, 2004, we recognized compensation expense of $1.3 million resulting from the purchase of restricted common stock by Red Simpson management in connection with our acquisition of Red Simpson. In addition, for the six months ended December 31, 2004, we recognized $1.2 million of compensation expense primarily resulting from the vesting of this restricted stock, which will be fully vested in December 2005.

(b)	Includes an incremental $2.7 million in interest expense (calculated at an average rate of 4.0%) as a result of increased debt from the 2004 recapitalization.

(c)	Reflects a net decrease of $0.3 million in interest expense relating to our senior credit facility, comprised of a decrease of $2.5 million in interest expense (calculated at an average rate of 3.75%) due to the application of proceeds described in this prospectus and the write-off of unamortized debt fees of $2.2 million related to principal payments as a result of this offering.

(d)	Reflects management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement that will be terminated upon the completion of the offering.

PIKE HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
As of December 31, 2004

		Pro Forma
		2004		Pro Forma
		Recapitalization		2004	Offering		Pro Forma
	Actual	Adjustments		Recapitalization	Adjustments		As Adjusted

	(in thousands except share amounts)
Assets
Current assets:
Cash and cash equivalents	$12,588			$12,588			$12,588
Accounts receivable, net	80,301			80,301			80,301
Work completed not billed	45,162			45,162			45,162
Inventories	7,183			7,183			7,183
Prepaid and other	3,518			3,518			3,518
Deferred income taxes	17,368			17,368			17,368

Total current assets	166,120			166,120			166,120
Property and equipment, net	277,999			277,999			277,999
Goodwill	89,347			89,347			89,347
Other intangibles, net	57,969			57,969			57,969
Deferred income taxes	1,434			1,434			1,434
Deferred loan costs, net	10,564			10,564	(2,200	)(b)	8,364
Other assets	6,682			6,682			6,682

Total assets	$610,115	$—		$610,115	$(2,200)		$607,915

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,527			$14,527			$14,527
Accrued compensation	13,806			13,806			13,806
Accrued expenses and other	12,050			12,050			12,050
Deferred compensation	13,617			13,617			13,617
Current portion of long-term debt	1,500			1,500			1,500
Revolving credit facility	9,369	20,000	(a)	29,369			29,369

Total current liabilities	64,869	20,000		84,869			84,869
Long-term debt, net of current portion	408,500			408,500	(133,500	)(b)	275,000
Deferred income taxes	89,151			89,151			89,151
Mandatorily redeemable preferred stock	6,007	(6,007	)(a)	—			—
Other non-current liabilities	20,442			20,442			20,442
Total stockholders’ equity	21,146	(13,993)		7,153	131,300		138,453

Total liabilities and stockholders’ equity	$610,115	$—		$610,115	$(2,200)		$607,915

(a)	Reflects the redemption of Series A preferred stock for $20.0 million in connection with the 2004 recapitalization.

(b)	Reflects the net proceeds of this offering of $133.5 million used to repay debt and the resulting write-off of unamortized loan costs.

SELECTED HISTORICAL FINANCIAL DATA
      The table below presents our selected historical financial data for each of the five years in the period ended June 30, 2004 and for the six-month periods ended December 31, 2003 and 2004. We derived the statement of operations data and other data for the years ended June 30, 2002, 2003 and 2004 and the balance sheet data as of June 30, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data and other data for the years ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2000, 2001 and 2002 from our audited consolidated financial statements for those years, which are not included in this prospectus. We derived the statement of operations data for the six-month periods ended December 31, 2003 and 2004 and the balance sheet data as of December 31, 2004 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.
      Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments necessary, consisting only of normal and recurring adjustments, for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.
      Amounts for the six months ended December 31, 2004 include the results of operations of Red Simpson, which was acquired on July 1, 2004. See note 3 to our unaudited condensed consolidated financial statements for the six months ended December 31, 2003 and 2004.
      You should read the selected historical financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included elsewhere in this prospectus.

						Six Months Ended
	Year Ended June 30,					December 31,

	2000	2001	2002	2003	2004	2003	2004

	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenues	$263,691	$287,305	$273,235	$297,514	$356,697	$173,892	$369,774
Cost of operations	214,917	241,199	225,280	247,204	300,313	148,001	291,459

Gross profit	48,774	46,106	47,955	50,310	56,384	25,891	78,315
General and administrative expenses	13,251	14,881	13,976	15,783	17,812	8,858	24,571

Income from operations	35,523	31,225	33,979	34,527	38,572	17,033	53,744
Other expense (income):
Interest expense(1)	997	1,260	2,802	11,862	9,192	4,467	14,844
Recapitalization expenses(2)	—	—	10,893	386	—	—	—
Other, net(3)	(569)	7	(71)	1,493	1,246	478	718

Total other expense	428	1,267	13,624	13,741	10,438	4,945	15,562
Income before income taxes from continuing operations	35,095	29,958	20,355	20,786	28,134	12,088	38,182
Income tax expense	13,216	11,208	9,519	8,335	11,276	4,719	15,453

Income from continuing operations	21,879	18,750	10,836	12,451	16,858	7,369	22,729
Income (loss) from discontinued operations, net of taxes(4)	222	383	(324)	(621)	(330)	(245)	—

Net income	$22,101	$19,133	$10,512	$11,830	$16,528	$7,124	$22,729

Decrease in redemption value of mandatorily redeemable preferred stock(5)	—	—	—	12,071	—	—	—

Net income available to common stockholders	$22,101	$19,133	$10,512	$23,901	$16,528	$7,124	$22,729

Basic earnings from continuing operations per common share:
Weighted average basic common shares outstanding	4,688,468	4,636,344	4,040,199	1,655,618	1,655,618	1,655,618	2,296,633
Income from continuing operations available to common stockholders	$4.67	$4.04	$2.68	$14.81	$10.18	$4.45	$9.90

Diluted earnings from continuing operations per common share:
Weighted average diluted common shares outstanding	4,688,468	4,636,344	4,040,199	1,655,618	1,655,618	1,655,618	2,327,587
Income from continuing operations available to common stock holders	$4.67	$4.04	$2.68	$14.81	$10.18	$4.45	$9.77

	As of June 30,					As of
						December 31,
	2000	2001	2002	2003	2004	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,911	$5,578	$99	$3,637	$4,937	$12,588
Working capital	34,795	41,819	36,048	41,372	41,497	101,251
Property and equipment, net	164,523	176,371	174,500	171,488	190,600	277,999
Total assets	228,620	243,975	245,032	245,248	287,096	610,115
Total current liabilities	24,355	20,822	21,515	20,810	38,502	64,869
Total long-term liabilities	50,412	52,320	198,807	192,103	199,311	524,100
Mandatorily redeemable preferred stock	—	—	17,500	5,429	5,810	6,007
Total stockholders’ equity	$153,853	$170,833	$7,210	$32,335	$49,283	$21,146

(1)	Interest expense includes the mark-to-market gains or losses on our interest rate swap, amortization of deferred loan costs and the write-off of unamortized deferred loan costs resulting from prepayments of debt.

(2)	Recapitalization expenses refers to transaction costs incurred in 2002 and 2003 in connection with the 2002 recapitalization.

(3)	Other, net is primarily made up of the management fees paid to an affiliate of Lindsay Goldberg & Bessemer under our management advisory services agreement. Other, net also includes gains and losses on the sales of property and equipment and interest income. In connection with this offering, we will terminate the management advisory services agreement for aggregate consideration of $4 million.

(4)	Income (loss) from discontinued operations, net of taxes, represents losses from our industrial division, which ceased operations during the year ended June 30, 2004.

(5)	The $12.1 million decrease in the redemption value of our Series A preferred stock during fiscal 2003 occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Year Ended June 30, 2004 Compared to Year Ended June 30, 2003.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with the audited and unaudited historical financial statements and our unaudited pro forma financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and “Forward-Looking Statements” and those included in other portions of this prospectus.
Overview
      We are one of the largest third-party providers in the United States of outsourced services for electric distribution and transmission companies. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. Our customers include more than 150 electric utilities, cooperatives and municipalities across a contiguous 18-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. On July 1, 2004, we acquired Red Simpson, Inc., which expanded our service territory and operating scale. For the fiscal year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.

Business Drivers and Measures
      Industry trends impact our results of operations. In operating our business and monitoring its performance, we also pay attention to a number of performance measures and operational factors. The statements in this section are based on our current expectations. These statements are forward-looking, and actual results may differ materially from our expectations. Please refer to “Risk Factors” and “Forward-Looking Statements” for more information on what may cause our actual results to differ.
      Industry Trends. Our performance is impacted by maintenance, upgrade and extension spending on distribution and transmission powerlines by our customers. Distribution and transmission spending is impacted by several important trends affecting our industry, including the following:

•	Growth in demand for electricity. Electricity demand is a direct driver of maintenance, upgrade and extension spending on the distribution and transmission infrastructure, and electricity demand has historically been a function of population growth and increases in per capita electricity consumption. We believe that continued demand for our services will be driven in part by expected growth in per capita electricity consumption and population in the southeastern and south central regions of the United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. There has been an increase in outsourcing of electrical infrastructure maintenance and system improvements by electric companies over the last decade as they have increasingly focused on their core competencies. We believe outsourcing enables electric companies to manage their labor costs more flexibly, improve the reliability of their systems and deploy their capital more efficiently, and we expect the outsourcing trend to continue.

•	Inadequacy of current electric infrastructure. The current electric infrastructure is increasingly viewed as inadequate, as more electricity is being transported over longer distances utilizing a system that was designed for limited power sharing among neighboring utilities. We expect spending on electrical transmission infrastructure to increase in order to cure historical underinvestment, and we expect this increase to drive further work for us.
      Operational Factors. Although we benefit from several industry trends, we are subject to various factors that can affect our results of operations. To mitigate these factors, we focus on elements of the business we can control, including excellent customer service, safety and employee development, cost control and return on invested capital. The operational factors that affect our business include the following:

•	When we add new customers and contracts, we generally experience an increase in start-up costs, including the costs of training and outfitting our crews and spending on equipment and vehicles, resulting in lower gross margins and higher capital expenditures at the beginning of a contract’s term. Once the crews and equipment are fully utilized, our margins generally increase over the life of the contract.

•	Industry-wide insurance costs for workmen’s compensation, medical and general liability have risen in the past several years and are expected to continue to rise at a rate faster than our revenues. We have implemented several safety initiatives designed to reduce incident rates and corresponding insurance costs.

•	There are a limited number of skilled workers that can perform our work, and during historic periods of increased demand, labor rates have tended to increase. We have been experiencing an improved economic cycle, and we are currently experiencing shortages of skilled personnel in certain markets. These shortages have caused our labor costs to increase, although we historically have been able to obtain increases in our contract rates to offset these cost increases.

•	We expect an increase in our general and administrative expenses related to the cost of operating as a public company of $2 million to $3 million per year and additional implementation costs in fiscal 2007 relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002 of $1 million to $2 million.
      Other Factors. Other factors that will affect our results of operations in future periods include the following:

•	In connection with our acquisition of Red Simpson, we allocated a portion of the purchase price to definite-lived intangibles that will be amortized over their estimated lives of 3 to 30 years, resulting in annual amortization charges of $5.7 million and $4.9 million in fiscal 2005 and 2006, respectively.

•	In connection with our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, as of July 1, 2005, we will be required to account for share-based payments, including grants of employee stock options, based on fair values, which means that we will begin to recognize compensation expenses in connection with employee stock options. We expect to incur such costs in the amount of approximately $1 million in fiscal 2006. We cannot precisely predict future expenses because they depend on employee stock options we may grant in the future. See “— Recent Accounting Pronouncements.”

Services
      We monitor our revenues by the two categories of services we provide: powerline and storm restoration. We use this breakdown because powerline services represent our ongoing service revenues, most of which are generated by our customers’ recurring maintenance needs. Storm restoration revenues represent additional revenue opportunities that depend on weather conditions.
      Our powerline services are our core business because these services generate more stable revenues than storm restoration work. These powerline services have benefited from the industry trends described above. Although storm restoration services can generate significant revenues, their unpredictability is demonstrated by comparing our revenues from those services in the six months ended December 31, 2004 and 2003. During August and September of 2004, we experienced the largest storm restoration activity in our history as four hurricanes hit Florida and the surrounding Gulf states, resulting in storm revenues of $132.2 million for the six months ended December 31, 2004 compared to $26.9 million for the six months ended December 31, 2003. We cannot predict what our future revenues from storm restoration work will be.

      The following table sets forth our revenues by category of service for the periods indicated:

	Revenues By Category of Service

							For the Six Months Ended

	For Year Ended		For Year Ended		For Year Ended
	June 30, 2002		June 30, 2003		June 30, 2004		December 31, 2003		December 31, 2004(1)

	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage	Revenue	Percentage
Category of Service	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total	Amount	of Total

	(in millions, except percentages)
Powerline services	$266.2	97.4%	$250.9	84.3%	$313.7	87.9%	$147.0	84.5%	$237.6	64.2%
Storm restoration services	$7.0	2.6%	$46.6	15.7%	$43.0	12.1%	$26.9	15.5%	$132.2	35.8%

Total	$273.2	100%	$297.5	100%	$356.7	100%	$173.9	100%	$369.8	100%

(1)	Our revenues for the six months ended December 31, 2004 reflect our acquisition of Red Simpson.

Integration of Red Simpson.
      We acquired Red Simpson on July 1, 2004. Since then, we have incorporated the entire Red Simpson fleet into our tracking systems and rebranded a portion of the Red Simpson fleet with the “Pike” emblem. In addition, approximately 20% of Red Simpson’s crews report through our financial systems. We expect to finalize the Red Simpson integration by the end of calendar 2005. See “— Recent Developments.”

Seasonality; Fluctuations of Results
      Our services are performed outdoors, causing our results of operations to be subject to seasonal variations due to weather conditions. These seasonal variations affect both our powerline and storm restoration services. During the winter months, demand for powerline work is generally lower due to inclement weather, while demand for electrical repairs is generally higher due to damage caused by such weather conditions. In addition, demand for powerline work generally increases during the spring months due to improved weather conditions and is typically the highest during the summer due to better weather conditions. Demand for electrical repairs is generally higher during the fall months due to damage caused by weather conditions, such as hurricanes. In addition, our results of operations are subject to significant variations related to storm restoration services. Due to the unpredictable nature of storms, the level of our storm restoration revenues fluctuates from period to period. See “Risk Factors — Risks Related to Our Business — Our storm restoration business is highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period.”

Basis of Reporting
      Revenues. We derive our revenues from one reportable segment through two services — powerline and storm restoration. Our core powerline services consist of the maintenance, upgrade and extension of electric distribution and transmission power lines and various ancillary services. Our storm restoration services involve the rapid deployment of our highly trained crews and related equipment to restore power on distribution and transmission systems during crisis situations, such as hurricanes or ice or wind storms.
      We generate substantially all of our powerline revenues and a majority of our storm restoration revenues from work under master service agreements, or MSAs, which cover maintenance, upgrade and extension services. We do not derive significant revenues from large-scale capital projects, which typically involve competitive bidding, fixed price agreements and substantial performance bond requirements.
      Over 90% of our services are provided under MSAs, which are based on a price per hour worked or a price per unit of service. Less than 5% of our annual revenues are from fixed-price agreements. The mix of hourly and per unit revenues changes during periods of high storm restoration services, as these services are all billed on an hourly basis. We determine our revenue generated on an hourly basis based on actual labor and equipment time completed and materials used. Revenue based on hours worked is recognized as hours are completed. We recognize revenue on unit-based services as the units are completed.

      The terms of our MSAs are typically between one to three years for cooperatives and municipalities and three to five years for investor-owned utilities, with periodic pricing reviews. Our customers typically designate geographic regions for us to perform necessary services but are not required to use us exclusively and do not guarantee service volumes. Most of our contracts, including MSAs, may be terminated by our customers on short notice. Initial contract awards usually are made on a competitive bid basis, but often are renewed on a negotiated basis. As a result of our track record of quality work and customer service, we estimate that 90% of our MSAs are renewed at or before the expiration of their terms.
      Cost of Operations. Our cost of operations consists primarily of compensation and benefits to employees, insurance, fuel, rental, operating and maintenance expenses relating to vehicles and equipment, materials and parts and supplies. Our costs of operations also includes depreciation, primarily relating to our vehicles and heavy equipment.
      General and Administrative Expenses. General and administrative expenses include costs not directly associated with performing work for our customers. These costs consist primarily of compensation and related benefits of management and administrative personnel, facilities expenses, professional fees and administrative overhead.
      Other Expense. Other expense primarily includes interest expense, management fees, recapitalization expenses and other nonoperating expenses. In addition to cash interest expense, interest expense includes amortization of deferred loan costs and mark to market gains and losses on interest rate swaps. We pay management fees under an agreement with an affiliate of Lindsay Goldberg & Bessemer for ongoing advisory services that is described in “Related Party Agreements.” We intend to terminate this management advisory services agreement prior to the completion of this offering. The recapitalization expenses consist of non-recurring expenses relating to our 2002 and 2004 recapitalizations.
      Discontinued Operations. Discontinued operations include our operations associated with our industrial division, which ceased operations during the year ended June 30, 2004. Our industrial division primarily focused on installation of electrical wiring and the manufacture and installation of air conditioning units and ductwork in industrial and commercial properties. This business was not a material contributor to earnings, and we do not expect to incur any material costs or liabilities related to these operations in the future.
Critical Accounting Policies
      The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses reported. We believe our uses of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness on a consistent basis. Actual results may differ materially from these estimates. We believe the following to be our most important accounting policies, including those that use significant judgments and estimates in the preparation of our consolidated financial statements.
      Revenue Recognition. Revenues from service agreements are recognized when services are performed. Over 90% of our services are provided under master service agreements, which are based on a price per hour worked or a price per unit of service. We recognize revenue from hourly services based on actual labor and equipment time completed and materials used. We recognize revenue on unit-based services as the units are completed, and the price for each unit is determined by the contract. We immediately recognize the full amount of any estimated loss on our unit-based services if estimated costs to complete the remaining units exceed the revenues to be received.
      Work completed and not billed represents service revenues earned under hourly and unit service agreements and recognized in the period performed but not billed until a subsequent period and work performed under certain unit service agreements and not yet billed to customers in accordance with individual contract terms regarding the timing of billing.
      Accounts Receivable. Historically, due to the high credit quality of its customers, we have not incurred material bad debts. We evaluate the collectibility of our trade accounts receivable based on analysis of specific customers, historical experience and current economic trends. Accounts are written off after all means of collectibility, including legal action, are exhausted. In some instances, a portion of the total revenues billed under the contract are held by the customer as a “retainage” until the contract is complete, and we record these amounts as accounts receivable.
      Impairment of Long-Lived Assets. We review our long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment on assets classified as “held and used” exists if the sum of the undiscounted estimated cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as “held for sale” has been met, we record the asset at the lower of carrying value or fair value, less selling costs.
      Valuation of Goodwill and Intangible Assets. As a result of our acquisition of Red Simpson, we acquired certain intangible assets totaling $60.8 million, including contracts, customers and non-compete agreements, which are amortized over their estimated useful lives ranging from 3 to 30 years. SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives may not be amortized but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Goodwill must be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows actually realized.
      Insurance and Claim Accruals. In the ordinary course of our business, we are subject to workers’ compensation, vehicle, general liability and health insurance claims. We maintain insurance for individual workers’ compensation and vehicle and general liability claims exceeding $1,000,000 for claims subsequent to October 1, 2004 and $500,000 for claims prior to October 1, 2004. We also maintain insurance for health insurance claims exceeding $225,000 per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses based on estimates that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs, the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year’s estimates and adjust current year assumptions based on that analysis.
Recent Developments
      On July 1, 2004, we acquired all of the outstanding stock of Red Simpson. The total cash purchase price was $193.9 million, net of cash acquired. We also assumed existing net liabilities in the amount of $17.2 million. We financed the acquisition through the issuance of $71.0 million in new common equity to some of our existing stockholders and $122.9 million of new indebtedness under our senior credit facility, which we refinanced in connection with the transaction. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. See Note 3 to our unaudited condensed consolidated financial statements for the six-month period ended December 31, 2004 contains additional information regarding the allocation of the purchase price we paid for Red Simpson.
      In December 2004, we undertook a recapitalization in which we borrowed an additional $150.0 million term loan under our existing senior credit facility, $20.0 million of which was used to redeem all of the outstanding shares of our Series A preferred stock and $123.3 million of which was used to repurchase shares of our common stock. In connection with this recapitalization, we also repurchased options to purchase 80,351 shares of our common stock from members of management and incurred compensation expense of $4.2 million during the quarter ended December 31, 2004. In addition, we will incur a charge of approximately $14 million in the quarter ended March 31, 2005 related to the redemption of the Series A preferred stock.
      In December 2004, we adopted an employee stock purchase plan. Pursuant to this plan, we sold approximately $5.0 million of common stock to various employees and members of management.
      Deferred Compensation in Connection with Our Acquisition of Red Simpson. In connection with our acquisition of Red Simpson, we have entered into certain transactions involving employee compensation expenses that have impacted and, in some cases, will continue to impact our results of operations.
      Prior to our acquisition of Red Simpson, certain Red Simpson supervisors and managers were entitled to payments of deferred compensation. In connection with our acquisition of Red Simpson, we agreed to pay $26.0 million in deferred compensation as part of the purchase price over two fiscal years. In addition, we agreed to pay $29.1 million in deferred compensation over four years if the employees continued their employment with us. However, we recently amended the agreements regarding deferred compensation so that if any employee is not employed by us on a payment date for certain reasons, as described in the amendments, he no longer forfeits the unpaid deferred compensation. Instead, the employee will receive the payment plus accrued interest in 2020. Prior to the amendment, we would have recognized the deferred compensation expense as earned over a four-year period. As a result of these amendments, we will record a one-time compensation expense of $20.0 million in the fourth quarter of the year ending June 30, 2005. This amount reflects the accrual of the present value of the portion of deferred compensation not already paid or accrued as of April 2005.
      For the six months ended December 31, 2004, we recognized $3.2 million of deferred compensation expense. Going forward, as a result of the amendments, we will no longer record an accrual for deferred compensation. Instead, we will recognize interest expense over the next four years related to the accretion of this liability from its present value of $23.3 million to its face value of $25.8 million.
      The following table sets forth the amount of deferred compensation remaining to be paid in cash in each of the four years in the period ended June 30, 2009:

Year Ended June 30,

2006	2007	2008	2009	Total

$15.0 million	$9.1 million	$4.5 million	$9.2 million	$37.8 million
      Last year, Congress enacted tax legislation regarding deferred compensation that became effective on January 1, 2005. We expect that the Internal Revenue Service will issue regulations on this legislation in mid-2005. However, we do not anticipate that these regulations will have adverse tax consequences for the employees to be paid deferred compensation.
      In connection with our acquisition of Red Simpson, we also agreed to permit two members of Red Simpson’s management to accelerate an aggregate of $3.3 million of deferred compensation and to apply the proceeds to acquire shares of our restricted common stock that we valued at $2.0 million. In connection with this transaction, we recognized compensation expense of $1.3 million in the quarter ended September 30, 2004 equal to the excess of the deferred compensation amount over the fair value of the stock acquired by those persons.
      Internal Control Over Financial Reporting at Red Simpson. In connection with the audit of Red Simpson’s financial statements for the year ended December 31, 2003, in March 2004, Grant Thornton,

Red Simpson’s independent registered public accounting firm, reported to Red Simpson’s management a “significant deficiency” and a “material weakness” in Red Simpson’s internal control over financial reporting. Under the current standards of the Public Company Accounting Oversight Board, a significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
      The material weakness reported by Grant Thornton was the difficulty that Red Simpson’s management experienced in applying accounting principles and recording journal entries, as well as preparing its financial statements and financial disclosures related to its annual report. Specifically, management experienced difficulty in providing accurate, timely and sufficient disclosure and/or documentation of the following: accrued insurance claim liabilities, amortization of goodwill and intangible assets, deferred compensation liability, income tax accruals and financial statement footnote disclosure. As a result, Red Simpson recorded numerous prior period and current year adjustments to properly state current year activity and balances. Grant Thornton recommended that greater emphasis be placed on reviewing and assessing the issues that may arise in connection with applicable accounting and financial reporting.
      Since the acquisition, we have begun to augment systems and controls over the Red Simpson business, and we have implemented procedures for monthly account reconciliations and reviews of accounting estimates at Red Simpson. While we are still using Red Simpson’s accounting system, we increasingly record transactions in the Red Simpson business on our own systems, and we expect to complete the transition of Red Simpson’s accounting into our systems during calendar 2005. In addition, Pike personnel already have assumed direct responsibility for recording accrued insurance claim liabilities, amortization of goodwill and intangible assets, deferred compensation liability and income tax accruals relating to the Red Simpson business, as well as for preparing financial statement footnote disclosure. For a description of risks associated with the issues identified by Grant Thornton, see “Risk Factors — Risks Related to Our Business — In March 2004, Grant Thornton LLP, or Grant Thornton, Red Simpson’s independent registered public accounting firm, reported a material weakness in Red Simpson’s internal control over financial reporting that, if not remedied, could adversely affect our internal controls and have a negative effect on the trading price of our stock.”

Results of Operations
      The following table sets forth selected statement of operations data as percentages of revenues for the periods indicated:
Pike Holdings, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended June 30, 2002, 2003 and 2004
and Six Months Ended December 31, 2003 and 2004

	June 30,			December 31,

	2002	2003	2004	2003	2004

Revenues:
Powerline services	97.4%	84.3%	87.9%	84.5%	64.2%
Storm restoration services	2.6	15.7	12.1	15.5	35.8

Total	100%	100%	100%	100%	100%

Cost of operations	82.4	83.1	84.2	85.1	78.8
Gross profit	17.6	16.9	15.8	14.9	21.2
General and administrative expenses	5.1	5.3	5.0	5.1	6.7

Income from operations	12.5	11.6	10.8	9.8	14.5

Other expense:
Interest expense, net	1.0	4.0	2.6	2.6	4.0
Other nonoperating expense, net	4.0	0.6	0.4	0.2	0.2

Income tax expense	3.5	2.8	3.2	2.7	4.2

Income from continuing operations	4.0	4.2	4.7	4.3	6.1

Loss from discontinued operations, net of taxes	(0.1)	(0.2)	(0.1)	(0.1)	—

Net income	3.9%	4.0%	4.6%	4.2%	6.1%

Six Months Ended December 31, 2004 Compared to Six Months Ended December 31, 2003
      Revenues. Revenues increased $195.9 million to $369.8 million for the six months ended December 31, 2004 from $173.9 million for the six months ended December 31, 2003. This increase was primarily attributable to the acquisition of Red Simpson in July 2004. Red Simpson contributed $118.7 million of incremental revenue while Pike’s organic growth accounted for the remaining $77.2 million of the increase.
      Storm restoration revenues increased $105.3 million to $132.2 million for the six months ended December 31, 2004 from $26.9 million for the six months ended December 31, 2003. This increase in storm restoration revenue included $37.3 million in storm revenue from Red Simpson and $67.9 million of additional storm restoration revenue from Pike, excluding Red Simpson. The increase was the result of the largest storm restoration event in our history when four hurricanes affected Florida and the surrounding Gulf states during August and September of 2004.
      Additionally, our powerline services revenue increased $90.6 million, or 61.6%, to $237.6 million in the six months ended December 31, 2004 from $147.0 million in the six months ended December 31, 2003. The Red Simpson acquisition accounted for approximately $81.3 million of this increase. Pike’s historical business accounted for the remaining growth. Excluding the Red Simpson acquisition, total powerline man-hours increased, due primarily to an increased workload from our existing customers, while revenue per man-hour increased slightly.

      Gross Profit. Gross profit increased $52.4 million to $78.3 million for the six months ended December 31, 2004 from $25.9 million for the six months ended December 31, 2003, primarily due to the increase in revenues described above. As a percentage of revenues, gross profit increased to 21.2% in the six months ended December 31, 2004 from 14.9% in the six months ended December 31, 2003. This increase in gross margin was primarily attributable to an increase in higher margin storm restoration services as a percentage of total revenues to 35.8% in the six months ended December 31, 2004 from 15.5% in the six months ended December 31, 2003. We expect our storm restoration revenues to return to historical levels in future periods.
      General and Administrative Expenses. General and administrative expenses increased $15.7 million to $24.6 million for the six months ended December 31, 2004 from $8.9 million for the six months ended December 31, 2003. This increase was primarily attributable to $5.5 million in additional ongoing expenses as a result of our acquisition of Red Simpson on July 1, 2004, a $4.2 million compensation expense for common stock options repurchased from our management in connection with our 2004 recapitalization and a compensation charge of $2.5 million related to the purchase by members of Red Simpson’s management of restricted shares of common stock in connection with the acquisition of Red Simpson, due to the acceleration of deferred compensation benefits, and the subsequent repurchase of a portion of that restricted stock in the 2004 recapitalization. The remaining increase in general and administrative expenses of $3.5 million was primarily due to increased administrative costs related to the increase in revenues in the six months ended December 31, 2004 as compared to the six months ended December 31, 2003.
      Other Expense. Other expense increased $10.6 million to $15.6 million for the six months ended December 31, 2004 from $4.9 million for the six months ended December 31, 2003. This increase was primarily due to an increase of $10.4 million in interest expense. The increase in interest expense was due to the write-off of $5.6 million in deferred loan costs in connection with the refinancing of our then-existing credit facility with our current senior credit facility at the time of the Red Simpson acquisition in July 2004, a $3.4 million increase in interest expense primarily as a result of increased borrowings related to the acquisition of Red Simpson, a $0.7 million increase in the amortization of deferred loan costs compared to the prior period and the $0.7 million decrease in the mark-to-market gains of the interest rate swap. We expect to incur additional interest expense and loan amortization expense related to additional debt incurred in connection with our 2004 recapitalization, which increased our debt balance by approximately $150.0 million in December 2004.
      Income Tax Expense. Income tax expense increased $10.7 million to $15.5 million for the six months ended December 31, 2004 from $4.7 million for the six months ended December 31, 2003, primarily due to the increase in income before income taxes. The effective tax rates for the two periods were 39.0% and 40.5% for the six month periods ended December 31, 2003 and 2004, respectively.
      Discontinued Operations. Our industrial division ceased operations in the prior fiscal year and did not record any expenses attributable to discontinued operations in the current fiscal period. In the six months ending December 31, 2003, we recognized a loss, net of taxes, of $0.2 million for discontinued operations.
      Net Income. As a result of the factors discussed above, net income increased $15.6 million to $22.7 million for the six months ended December 31, 2004 from $7.1 million for the six months ended December 31, 2003.

Year Ended June 30, 2004 Compared to Year Ended June 30, 2003
      Revenues. Revenues increased $59.2 million, or 19.9%, to $356.7 million for the year ended June 30, 2004 from $297.5 million for the year ended June 30, 2003. This increase was attributable to growth in our powerline services. Powerline revenues increased $62.8 million, or 25.0%, to $313.6 million in fiscal 2004 from $250.9 million in fiscal 2003. Total powerline man-hours increased, due primarily to an increased workload from our existing customers, while revenue per man-hour remained nearly identical. The results for fiscal 2004 also include nine months of revenues from a small service provider in Tennessee, which we acquired on September 26, 2003. This acquisition accounted for $6.5 million of the increase in powerline revenues. Slightly offsetting this increase in the powerline services was a decrease in storm restoration revenues to $43.0 million in fiscal 2004 from $46.6 million in fiscal 2003.
      Gross Profit. Gross profit increased $6.1 million, or 12.1%, to $56.4 million for the year ended June 30, 2004 from $50.3 million for the year ended June 30, 2003, primarily due to the increase in revenues described above. As a percentage of revenues, gross profit decreased to 15.8% in fiscal 2004 from 16.9% in fiscal 2003. This decrease in gross margin was attributable in part to a decrease in revenues from storm restoration services as a percentage of total revenues to 12.1% in fiscal 2004 from 15.7% in fiscal 2003. Other contributing factors included increases in equipment rental and tool expenses, which increased to 3.0% of revenues in fiscal 2004 from 0.7% of revenues in fiscal 2003. This increase was due to start-up costs related to outfitting and training crews that were added as a result of new customers and contract additions with existing customers.
      General and Administrative Expenses. General and administrative expenses increased $2.0 million, or 12.9%, to $17.8 million for the year ended June 30, 2004 from $15.8 million for the year ended June 30, 2003. As a percentage of revenues, these expenses decreased to 5.0% in fiscal 2004 from 5.3% in fiscal 2003 due to revenue growth. The most significant factor in this increase was an increase of $1.4 million for additional administrative staff and other costs to support growth.
      Other Expense. Other expense decreased $3.3 million, or 24.0%, to $10.4 million for the year ended June 30, 2004 from $13.7 million for the year ended June 30, 2003. The $3.3 million decrease in expense was primarily due to an interest rate swap related to our senior credit facility that resulted in a gain of $1.4 million in fiscal 2004 as compared to a loss of $1.5 million in fiscal 2003. This improvement is related to market changes and is not expected to recur.
      Income Tax Expense. Income tax expense increased $3.0 million, or 35.3%, to $11.3 million for the year ended June 30, 2004 from $8.3 million for the year ended June 30, 2003, primarily due to the increase in income before income taxes. The effective tax rate for both periods was 40.1% and 40.1%.
      Discontinued Operations. We recognized a loss, net of taxes, of $0.3 million for fiscal 2004 as compared to a loss, net of taxes, of $0.6 million for fiscal 2003 attributable to our industrial division, which ceased operations during the year ended June 30, 2004.
      Net Income. As a result of the factors discussed above, net income increased $4.7 million, or 39.7% to $16.5 million for the year ended June 30, 2004 from $11.8 million for the year ended June 30, 2003.
      Net Income Available to Common Stockholders. Net income available to common stockholders for the year ended June 30, 2004 decreased to $16.5 million from $23.9 million from the year ended June 30, 2003. This decrease occurred primarily because net income available to common stockholders in fiscal 2003 was higher due to a $12.1 million decrease in the redemption value of our Series A preferred stock during that year. This decrease in the redemption value occurred because we adjusted the carrying value of the Series A preferred stock to $5.4 million from its original carrying value of $17.5 million at issuance in accordance with the terms of the Series A preferred stock.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002
      Revenues. Revenues increased $24.3 million, or 8.9%, to $297.5 million for the year ended June 30, 2003 from $273.2 million for the year ended June 30, 2002. Storm restoration revenues increased to $46.6 million in fiscal 2003 from $7.0 million in fiscal 2002, primarily as a result of an increase in storm activity. This increase offset a decrease of $15.3 million, or 5.7%, in our powerline services, which resulted from reduced utility spending and the reallocation of crews to storm restoration services in response to sharply increased storm activity. The reduced utility spending resulted from a decrease in spending by several of our significant customers due to an industry-wide downturn. In spite of a decrease in total powerline man-hours, total man-hours and revenue per man-hour increased slightly due to the increased storm restoration work, primarily because our storm service work yields higher revenue per man-hour than our powerline work.

      Gross profit. Gross profit increased $2.3 million, or 4.9%, to $50.3 million for the year ended June 30, 2003 from $48.0 million for the year ended June 30, 2002. The increase was primarily attributable to the revenue improvement described above but was largely offset by a decrease in gross margins to 16.9% in fiscal 2003 from 17.6% in fiscal 2002. This change in gross margins was primarily attributable to an increase in payroll expenses to 40.7% of revenues in fiscal 2003 from 39.2% of revenues in fiscal 2002. Our payroll expenses as a percentage of revenues increased primarily because we maintained our core skilled labor force in spite of a decrease in powerline man-hours, which, in turn, resulted in greater labor costs per dollar of revenue and a corresponding reduction in gross margins.
      General and administrative expenses. General and administrative expenses increased $1.8 million, or 12.9%, to $15.8 million for the year ended June 30, 2003 from $14.0 million for the year ended June 30, 2002, primarily due to increased administrative costs related to increased total revenues. As a percentage of revenues, these expenses slightly increased to 5.3% in fiscal 2003 from 5.1% in fiscal 2002.
      Other expense. Other expense increased slightly to $13.7 million for the year ended June 30, 2003 from $13.6 million for the year ended June 30, 2002. Interest expense increased $9.1 million to $11.9 million in fiscal 2003 from $2.8 million in fiscal 2002. The increase resulted from a $6.5 million increase in cash interest expense due to the addition of our senior credit facility in late 2002, a $1.1 million increase in the amortization of deferred loan costs and a $1.5 million increase resulting from the mark to market loss on our interest rate swap. However, these increases were partially offset by the $10.5 million decrease in recapitalization expenses incurred in connection with our 2002 recapitalization to $0.4 million in fiscal 2003 from $10.9 million in fiscal 2002. For a description of our 2002 recapitalization, see note 1 to our audited consolidated financial statements.
      Income tax expense. Income tax expense decreased $1.2 million, or 12.4%, to $8.3 million for the year ended June 30, 2003 from $9.5 million for the year ended June 30, 2002, primarily due to the non-deductibility of a portion of our recapitalization expenses in fiscal 2002. The effective tax rates for fiscal 2003 and 2002 were 40.1% and 46.8%, respectively.
      Discontinued operations. We recognized a loss, net of taxes, of $0.6 million for the year ended June 30, 2003 as compared to a loss, net of taxes, of $0.3 million for the year ended June 30, 2002 attributable to our plan to cease operations of our industrial division in the year ended June 30, 2004.
      Net income. As a result of the factors discussed above, net income increased $1.3 million, or 12.5%, to $11.8 million for the year ended June 30, 2003 from $10.5 million for the year ended June 30, 2002.
      Net income available to common stockholders. Net income available to common stockholders for the year ended June 30, 2003 increased to $23.9 million in the year ended June 30, 2003 from $10.5 million from the year ended June 30, 2002 primarily due to a $12.1 million decrease in the redemption value of our Series A preferred stock.
Liquidity and Capital Resources
      Our primary cash needs have been capital expenditures, working capital, payments under our senior credit facility and our acquisition of Red Simpson. Our primary sources of cash have been borrowings under our senior credit facility, issuance of stock and cash flow from operations. As of December 31, 2004, our cash totaled $12.6 million and we had $37.6 million available under our senior credit facility (after giving effect to $23.1 million in outstanding letters of credit). Based upon our current level of operations, we expect that our cash flow from operations, together with amounts we are able to borrow under our senior credit facility, will be adequate to meet our anticipated needs for the foreseeable future.
      We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on the electric infrastructure, and the corresponding spending by our customers on electric service and repairs. We may experience seasonal working capital needs from approximately August through February in connection with our storm restoration services. The increased service activity causes an excess of customer billings over customer collections, leading to increased accounts receivable during those periods. In the past, we have utilized borrowings under the revolving portion of our senior credit facility to satisfy normal operating expenditures during these periods.
      Although we have no specific current plans to do so, to the extent we decide to pursue one or more significant strategic acquisitions, we will likely need to incur additional debt or sell additional equity to finance the purchase of those businesses.

Changes in Cash Flows: Six Months Ended December 31, 2004 Compared to Six Months Ended December 31, 2003

	Six Months Ended
	December 31,
			Increase/
	2003	2004	(Decrease)

	(in millions)
Net cash provided by operating activities of continuing operations	$14.9	$23.7	$8.8
Net cash used in investing activities of continuing operations	$(24.1)	$(220.4)	$(196.3)
Net cash provided by financing activities of continuing operations	$5.5	$204.3	$198.8
      The increase in net cash provided by operating activities of continuing operations was primarily attributable to an increase in net income for the six months ended December 31, 2004 as a result of higher revenues compared to the prior period. The increase in net income and non-cash adjustments to net income of $36.5 million was partially offset by a corresponding increase in working capital items of $27.7 million. Changes in non-cash adjustments were primarily from depreciation and amortization, non-cash interest expenses and deferred income taxes of $9.3 million, $7.0 million and $4.7 million, respectively, as a result of the Red Simpson acquisition. The change in working capital was primarily due to an increase in accounts receivable and work completed not billed of $14.8 million relating to the acquisition of Red Simpson and revenue increases generated from our storm restoration services and a change in payments of deferred compensation of $9.7 million relating to the Red Simpson acquisition, in each case compared to the prior period.
      The increase in cash used in investing activities of continuing operations in 2004 consisted primarily of $193.9 million for the acquisition of Red Simpson and $27.5 million for capital expenditures. Cash used in investing activities in 2003 consisted primarily of capital expenditures of $24.5 million. Capital expenditures for both periods consisted primarily of purchases of vehicles and equipment used to service our customers.
      Net cash provided by financing activities of continuing operations in 2004 primarily reflected cash borrowings to finance the Red Simpson acquisition and our 2004 recapitalization. In connection with the Red Simpson acquisition, we borrowed $300.0 million under our senior credit facility. We funded the Red Simpson acquisition with $71.0 million from a stock offering and $122.9 million from this borrowing. Of the remaining $177.1 million of borrowings, we used $150.0 million to refinance then-existing indebtedness, $12.9 million to pre-fund the first payment under our deferred compensation obligations and the balance to pay transaction fees and expenses. The 2004 recapitalization was financed with a $150.0 million term loan issued under our senior credit facility, which was used to repurchase $127.5 million in shares of common stock and options ($123.3 million of which was paid in cash to the holders of common stock and $4.2 million of which was used to repurchase options). We incurred approximately $12.3 million in 2004 in deferred loan costs in connection with the incurrence of this indebtedness. Net cash used in financing activities in 2003 reflects the $3.0 million repayment of debt.

Changes in Cash Flows: 2004 Compared to 2003

	Year Ended June 30,
			Increase/
	2003	2004	(Decrease)

	(in millions)
Net cash provided by operating activities of continuing operations	$34.3	$31.5	$(2.8)
Net cash used in investing activities of continuing operations	$(15.1)	$(41.8)	$(26.7)
Net cash provided by (used in) financing activities of continuing operations	$(14.6)	$10.0	$24.6
      The moderate decline in cash from operating activities of continuing operations in fiscal 2004 was primarily attributable to an increase in accounts receivable and work completed not billed of $18.3 million related to revenue increases compared to the prior period, partially offset by an increase in accounts payable and other liabilities of $3.2 million, in insurance claim accruals of $4.7 million and in net income of $4.5 million.
      Net cash used in investing activities of continuing operations was $41.8 million for the year ended June 30, 2004 and $15.1 million for the year ended June 30, 2003. Cash used in investing activities in 2004 consisted primarily of capital expenditures of $35.7 million for purchases of vehicles and equipment and the acquisition of a small service provider in Tennessee for $7.0 million. Cash used in investing activities in 2003 consisted primarily of capital expenditures of $21.2 million consisting of purchases of vehicles and equipment, partially offset by proceeds from the sale of property and equipment of $6.1 million consisting of sales of specialty vehicles and equipment retired from our fleet.
      Net cash provided by (used in) financing activities of continuing operations was $10.0 million for fiscal 2004 and $(14.6) million for fiscal 2003. Net cash provided by financing activities in 2004 reflected borrowings of $13.0 million under the revolving portion of our senior credit facility, offset in part by principal payments on long-term debt of $3.0 million related to our senior credit facility. Net cash used in financing activities in 2003 primarily reflected payments of long-term debt of $15.0 million relating to our senior credit facility.

Capital Expenditures
      We routinely invest in vehicles, equipment and technology. The timing and volume of such capital expenditures in the future will be affected by the addition of new contracts or expansion of existing contracts. We expect capital expenditures to range from $40 million to $60 million in the years ended June 30, 2005 and 2006, which could vary depending on the addition of new contracts or increased work on existing contracts. We intend to fund those expenditures primarily from operating cash flow. Our capital expenditures in the six months ended December 31, 2004 were $27.5 million. As of December 31, 2004, we have outstanding commitments for capital expenditures of $7.3 million.

Senior Credit Facility
      On July 1, 2004, in connection with our acquisition of Red Simpson, we refinanced our senior credit facility. On December 10, 2004, in connection with our 2004 recapitalization, we amended our senior credit facility to permit the recapitalization and obtain additional liquidity and operating flexibility. As of December 31, 2004, we had $419.4 million outstanding under our senior credit facility, which included $410.0 million of term loan indebtedness outstanding and $9.4 million under the revolving portion of our senior credit facility. As of December 31, 2004, our borrowing availability under the revolving portion of our senior credit facility was $37.6 million (after giving effect to $23.1 million of outstanding letters of credit). The obligations under our senior credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized subsidiaries (other than Pike Electric, Inc., which is the borrower under the facility) and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us, Pike Electric, Inc. and each of our other domestic subsidiaries, subject to limited exceptions. Our senior credit facility is described in more detail under

“Description of Senior Credit Facility,” including a description of the restrictive covenants contained in the facility. Some of these covenants, including a limitation on indebtedness, a maximum cash interest coverage ratio and a maximum leverage ratio, limit our ability to enter into additional debt financing in the future. For a description of risks associated with our senior credit facility, see “Risk Factors — We have a substantial amount of indebtedness, including a senior credit facility, which may restrict our business and operations, adversely affect our cash flow, and restrict our future access to sufficient funding to finance desired growth.”
      We intend to use the net proceeds from this offering to repay approximately $133.5 million of term loans outstanding under our senior credit facility. See “Use of Proceeds.”
      We believe that our cash flow from operations, available cash and cash equivalents, and borrowings available under our senior credit facility will be adequate to meet our future liquidity needs through at least the year ended June 30, 2006. However, our ability to make scheduled payments of principal, to pay the interest on or refinance our indebtedness, to make dividend payments on our common stock or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Preferred Stock
      In January 2005, in connection with the 2004 recapitalization, we redeemed all outstanding shares of Series A preferred stock for $20 per share for an aggregate amount of $20.0 million. See “— Recent Developments.”
Contractual Obligations and Other Commitments
      As of June 30, 2004, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(in millions)
Long-term debt obligations(1)	$138.9	$—	$—	$—	$138.9
Operating lease obligations	6.4	1.1	1.6	1.1	2.6
Purchase obligations(2)	2.8	2.8	—	—	—
Employment agreements	$0.6	$0.6	$—	$—	$—

Total	$148.7	$4.5	$1.6	$1.1	$141.5

(1)	Includes only obligations to pay principal not interest expense.

(2)	Consists of obligations to purchase trucks and other equipment.

      As of December 31, 2004, our contractual obligations and other commitments were as follows:

	Payments Due by Period

		Less Than	1-3	3-5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

	(in millions)
Long-term debt obligations(1)	$410.0	$1.5	$3.0	$3.0	$402.5
Operating lease obligations	6.4	1.1	1.6	1.1	2.6
Purchase obligations(2)	7.3	7.3	—	—	—
Deferred compensation(3)	37.8	13.5	24.3	—	—
Employment agreements	$0.6	$0.6	$—	$—	$—

Total	$462.1	$24.0	$28.9	$4.1	$403.7

(1)	Includes only obligations to pay principal not interest expense.

(2)	Consists of obligations to purchase trucks and other equipment.

(3)	For a description of the deferred compensation obligation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.”
Off-Balance Sheet Arrangements
      Other than letters of credit issued under the $70 million revolving portion of our senior credit facility, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.
      As of December 31, 2004, we had $23.1 million of letters of credit issued under our senior credit facility primarily for insurance and bonding purposes.
      In the ordinary course of business, we occasionally are required by our customers to post surety or performance bonds in connection with services that we provide to them. These bonds have face amounts ranging from $48,000 to $5.4 million. As of December 31, 2004, we have approximately $24.7 million in surety bonds outstanding. In addition, we have provided collateral in the form of a letter of credit to sureties in the amount of $3.0 million, which is included in the total letters of credit outstanding above.
Recent Accounting Pronouncements
      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of financial instruments that represent obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.
      We adopted SFAS No. 150, effective July 1, 2003. Upon the adoption of SFAS No. 150, we reclassified our Series A preferred stock, with a carrying value of $5.4 million as of July 1, 2003 ($5.8 million as of June 30, 2004), as a long-term liability on our consolidated balance sheet because it is redeemable on a fixed and determinable date, April 18, 2022. Changes in the redemption value related to the Series A preferred stock, which previously had been recorded after net income as a charge in determining net income available to common stockholders, are reflected in interest expense in the consolidated statement of income for the year ended June 30, 2004 and amounted to $0.4 million for the 2004 fiscal year and $0.2 million for the six months ended December 31, 2004. In accordance with SFAS No. 150, changes in the redemption value the Series A preferred stock recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS No. 150, accretion on the Series A preferred stock was accounted for as a direct reduction to stockholders’ equity, and the

Series A preferred stock was presented between liabilities and stockholders’ equity on our consolidated balance sheet.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      We must adopt SFAS No. 123(R) no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (1) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (2) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method that includes the requirements of the modified prospective method described above but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (1) all prior periods presented or (2) prior interim periods of the year of adoption.
      We plan to adopt SFAS No. 123(R) using the modified prospective method. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method and therefore generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. We cannot predict the impact of adoption of SFAS No. 123(R) at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in note 2 to our audited consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities, rather than as cash flow from operating activities as required under current accounting literature. This requirement will reduce our net cash flows from operating activities and increase our net cash flows from financing activities in periods after adoption.
Quantitative and Qualitative Disclosures about Market Risk
      As of December 31, 2004, all of the outstanding debt under our senior credit facility was subject to floating interest rate risk. In January 2005, we entered into interest rate swap agreements covering $50 million for a term of two years with two banks to manage its interest rate risk. The derivatives are marked to market. Even after giving effect to these interest rate swap agreements, we are exposed to earnings and fair value risk due to changes in interest rates with respect to our long-term obligations. A hypothetical change in the interest rate of 100 basis points would have had the effect of changing our annual interest expense by approximately $3.6 million.

INDUSTRY OVERVIEW
      The electric power market in the United States is an over $250 billion industry with energy consumption having grown at an average compound annual growth rate, or CAGR, of 2.4% from 1975 to 2003, according to an industry source. The industry is comprised of investor-owned utilities, municipal utilities, cooperatives, federally-owned utilities, independent power producers and independent transmission companies with three distinct functions: generation, distribution and transmission. The electric distribution and transmission infrastructure is the critical network that connects power from generators to residential, commercial and industrial end users. Electric transmission refers to powerlines through which electricity is transmitted over long distances at high voltages (over 230 kilovolts, or kV) and the lower voltage lines that connect the high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local municipal, cooperative or utility distribution network, including associated substations, that provides electricity to end users over shorter distances. Within this electric network, there are more than 1,000,000 miles of distribution lines, more than 150,000 miles of transmission lines and approximately 60,000 high-voltage substations that monitor, control, stabilize and modify voltage levels throughout the network.
      Electric distribution and transmission infrastructure requires ongoing maintenance, upgrades and extensions to manage powerline congestion, avoid delivery failures and connect distribution lines to new end users. It further requires emergency repairs whenever unexpected power outages or damage to infrastructure occur. The required maintenance, upgrades and extensions, as well as the emergency repairs, are performed by the utility companies that own the relevant powerlines and by third-party service providers, such as our company, to which utilities, cooperatives and municipalities outsource some of their needs.
      We provide maintenance, upgrade and extension services for electrical distribution and sub-500 kV transmission powerlines. We believe these two areas of focus are the most attractive sector within the electric infrastructure industry for several reasons. First, distribution and sub-500 kV transmission work generally do not involve large, fixed-price contracts subject to one-time competitive bids and large performance bonding requirements. Instead, all our distribution work and most of our sub-500 kV transmission work is performed under master service agreements, under which we are paid either for each hour or each unit of work completed. Our sub-500kV transmission work performed under fixed price bids represents relatively small jobs (typically less than $5-10 million) with modest (i.e., $1 million on average) bonding requirements.
      Second, we believe distribution and sub-500 kV transmission work is a highly attractive area because demand for these services is relatively stable. As compared to large, high voltage transmission projects, distribution and sub-500 kV transmission work is primarily driven by population growth and increased power usage, and it cannot be deferred as easily as larger transmission projects, as effective distribution is crucial to service reliability and customer satisfaction. In addition, decisions regarding spending on the services we perform are generally controlled by our customers, in contrast to larger transmission construction projects, which often span multiple service areas and may involve multiple parties. As a result, unlike larger transmission construction projects, our services generally involve less uncertainty concerning ownership and regulation. Also, many of our customers are regulated utilities and seek to recover the costs of our services through regulated rates. Amounts our customers spend on these services are typically included in their operating budgets and are therefore subject to less regulatory uncertainty regarding cost recovery than large, one-time transmission construction projects.
      Finally, distribution and sub-500 kV transmission services represent the largest segment of the overall distribution and transmission market. Due to the larger size of the distribution network and constantly changing end user connectivity demands, spending on the electric power distribution infrastructure is significantly higher than spending on the transmission infrastructure. According to an industry source, distribution spending represented $11.4 billion of the $15.5 billion of spending on electric distribution and transmission in 2003.

Industry Trends
      Long-term demand for infrastructure services is primarily driven by the continuous need to maintain the electric distribution and transmission infrastructure. In addition, future growth in demand for infrastructure services will generally be driven by increased demand for electricity, increased outsourcing by power suppliers and the need to correct the inadequacy of the current electric infrastructure.
      Growth in Demand for Electricity. Demand for electricity is a direct driver of spending on electric distribution and transmission infrastructure. According to an industry source, electricity consumption in the United States increased 93% between 1975 and 2003, driven by population growth, economic expansion and the proliferation of electrical devices. In addition, electricity consumption is expected to continue to increase by an additional 43% between 2005 and 2025 according to an industry source. The southeastern and south central regions of the United States, which form the largest part of our market, have exhibited greater population and economic growth than the rest of the country, driving both increased investment in the distribution and transmission infrastructure and the related increase in maintenance requirements. According to an industry source, electric power consumption in the south central and southeastern United States is projected to grow 36% and 53%, respectively, from 2005 to 2025. We believe that demand for our services by electric utilities will be driven by these favorable factors in the southeastern and south central United States over the next several years.
      Increased Outsourcing of Infrastructure Services. As a result of an increased focus on profitability within the power industry, utilities, cooperatives and municipalities are continuously seeking ways to improve cost efficiencies. Over the last decade, electric utilities and cooperatives have increased their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems to third-party service providers. Outsourcing benefits utilities by enabling them to focus on their core competencies, more flexibly manage their labor costs and more efficiently deploy their capital. We estimate based on third-party industry inquiries, that utilities and cooperatives outsource approximately one-third of their total infrastructure servicing needs, providing room for continued growth for third-party service providers such as our company.
      Inadequacy of Current Electric Infrastructure. Today, significantly more electricity is being transported over longer distances utilizing a system that was initially designed for limited power sharing among neighboring utilities. Despite changes in the wholesale electricity market, however, transmission infrastructure spending has declined at an average CAGR of 0.5% since 1995 due in part to the uncertainty surrounding deregulation of the national power grid, an economic slowdown that provided a justification to delay capital expenditures and the utilities’ inability to recover costs of these investments through increased rates. For example, transmission investment in 2000 was over $2.5 billion less than the level of investment in 1975. Over this same period, electricity sales nearly doubled. Such underinvestment, coupled with ever-increasing load demand, has led to critical congestion problems within the national power grid, which resulted in the rolling blackouts in California in 2001, the August 2003 blackout (which left 50 million people in the midwest and northeast United States and Canada without electricity) and the dramatic increase over the past several years in emergency relief procedures needed to avoid overloading lines. While we have historically focused on the work within the electric services industry that typically tends to be more recurring, such as the maintenance, upgrade and extension of distribution and sub-500 kV powerlines, we believe that our business will benefit from the expected increase in spending to cure the historical underinvestment in the transmission infrastructure.

BUSINESS
Overview
      We are one of the largest third-party providers of outsourced electric distribution and transmission services in the United States. Our core activities consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines for more than 150 electric utilities, cooperatives and municipalities. We service a contiguous 18-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. Historically, our growth has been almost entirely organic, driven by the steady addition of new customers and the further expansion of existing customer relationships. We have maintained relationships of 30 years or longer with nine of our top 15 customers. Through our fiscal year ended June 30, 2004, our revenues grew at a ten-year compounded annual growth rate, or CAGR, of 10.6%, almost exclusively on an organic basis. On July 1, 2004, we acquired Red Simpson, which significantly expanded our geographic footprint and operating scale and added multiple long-term customer relationships. For the year ended June 30, 2004, our pro forma revenues, after giving effect to the Red Simpson acquisition, were $552.5 million.
Pike’s Geographic Footprint
      We focus on the distribution and sub-500 kV transmission sector of the electric infrastructure services industry, which we believe is the largest and most attractive sector in the industry. According to an industry source, distribution spending represented $11.4 billion of the $15.5 billion of total spending on electric distribution and transmission in 2003. Moreover, expenditures on distribution and sub-500 kV transmission work are generally more stable than those for heavy transmission infrastructure, which tend to be characterized by large, one-time projects. We also provide over 90% of our services under master service agreements, whereby we are paid either on an hourly basis or for each unit of work completed, rather than under the competitively-bid, fixed-price contracts typically associated with large-scale transmission construction projects. In addition to our core distribution and transmission services, we also offer storm restoration services and a variety of value-added ancillary services.
      The breadth and quality of our service offering, combined with the ability to mobilize and deliver emergency restoration services on a large scale, has resulted in a loyal customer base. Over our 60-year history, we have developed strong and long-standing relationships with our customers, which include major electric cooperatives, municipalities and utilities, such as American Electric Power Company, Inc., Cobb EMC, Duke Power Company, Entergy Corporation, Florida Power & Light Company, Georgia Power Company and TXU Corp., a Red Simpson customer.
      We currently employ a non-union workforce of over 6,500 employees, many of whom occupy highly skilled positions. Our workforce is supported by one of the largest and most modern fleets of specialty vehicles and equipment in our industry. Our fleet, substantially all of which we own, consists of over 6,000 pieces of specialized equipment with an average age of approximately 4 1/2 years as of February 2005 as compared to their average useful lives of eight to 12 years. We utilize our own skilled mechanics and garage facilities to service and maintain the majority of our fleet.
History
      We were founded by Floyd S. Pike in 1945 with a single truck salvaged from the bottom of an inland waterway. Over our 60-year history, we grew from six employees servicing one customer in North Carolina to over 6,500 employees servicing over 150 customers spread across an 18-state region at December 31, 2004. On July 1, 2004, we acquired Red Simpson. Founded in 1963, Red Simpson was the leading electric distribution and transmission services provider in the south central United States prior to the acquisition. Our geographic footprint was contiguous with Red Simpson’s, and the acquisition added new customers and diversified our customer base, as demonstrated by the fact that only two of our top 15 customers overlapped with Red Simpson’s customer base. The acquisition of Red Simpson also substantially increased our operating scale and resources, which enhanced our flexibility in serving our customers’ critical needs. We are now one of the largest third-party providers of outsourced distribution and sub-500 kV transmission services in the United States.
      Many members of our senior management team, including our chief executive officer, J. Eric Pike, have spent their entire careers with us, beginning as linemen and occupying various other jobs prior to their current positions. We believe that our management continuity provides our company with several benefits, including customer relationships that span three generations of our management and an organizational culture marked by operational excellence and strict internal controls.
Competitive Strengths
      We believe our significant competitive strengths are as follows:
      Leading Pure-Play Provider of Electric Distribution and Transmission Infrastructure Services. We are one of the largest providers of services to electric utilities, cooperatives and municipalities. In addition, after the completion of the rebranding of the Red Simpson business to Pike, we will be one of the few service providers of scale in our industry that operates under a single, well-recognized brand over a contiguous geographic footprint. We do not provide services to telecommunications, natural gas or fiber optics companies, except for incidental work in connection with our core powerline services. Over the past 60 years, our business has grown almost entirely on an organic basis with the exception of our acquisition of Red Simpson, which itself grew primarily on an organic basis.
      Outsourced Services-Based Business Model. We provide vital services to electric utilities, cooperatives and municipalities, which have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers. In addition, we enable our customers to react to short-term changes in demand without significant capital expenditures or changes in the size of their workforces.
      Over 90% of our services are provided under master service agreements. We do not derive a significant portion of our revenues from fixed-price agreements relating to large-scale capital improvement projects, which generally involve competitive bidding and substantial performance bond requirements. Under our master service agreements, we typically perform services based on a price per hour worked or per unit of service. The terms of the majority of our service agreements range from three to five years. As a result of our track record of quality work and services, we estimate that 90% of our agreements are renewed at or before the expiration of their terms.
      Attractive, Contiguous End Markets. We operate in a contiguous geographic market that includes the southeastern and south central areas of the United States. Since 1990, the southeastern and south central regions have exhibited strong population and economic growth which, when combined with increased per capita electricity consumption, have driven both increased investment in electric distribution and transmission infrastructure and the need for increased maintenance and upgrading of existing systems. From 1990 through 2002, for example, electricity consumption in the United States as a whole increased 28%, while electricity consumption in our geographic market increased 33%. Moreover, the contiguous nature of our geographic footprint provides us with significant benefits by increasing our operating efficiency and our flexibility to respond to our customers’ needs.
      Recognized Leader in Storm Restoration Capabilities. Our 18-state market includes the prime “storm territories” of the southeastern and south central United States. Throughout our market, we are the leading provider of emergency services for storm restoration. We maintain a dedicated 24-hour Storm Center that acts as the single hub of command prior to and during crisis situations, such as hurricanes or ice or wind storms. We can deploy more than 3,000 employees and 1,500 vehicles within 24 hours to respond to weather crises in one or more affected regions.
      Our storm restoration services can generate significant revenues. In addition, these services provide us with opportunities to attract new customers for our core electric distribution and transmission infrastructure services. We also have been successful in acquiring new customers outside our geographic footprint after providing storm restoration services to them.
      Long-Standing Relationships Across a High-Quality Customer Base. We focus on developing strong, long-term relationships with major electric utilities, cooperatives and municipalities. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our geographic footprint. We maintain our customer relationships through multiple points of contact between our company and our customers, from senior management to field crews. We have employed a customer-focused philosophy that has resulted in long-standing customer relationships, as exemplified by our 59-year relationship with our first customer, Duke Power Company, our 48-year relationship with American Electric Power Company, Inc. and Red Simpson’s 31-year relationship with TXU Corp. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years. We believe that these long-term customer relationships are a distinct competitive advantage for our company.
      Experienced Management Team with Demonstrated Operational Excellence. Our strong management has led us to operational excellence, as demonstrated by our continuing success in effectively growing our business, managing our costs, supervising our workforce, deploying our fleet and integrating Red Simpson. Our chief executive officer, J. Eric Pike, began his career with us 18 years ago as a lineman installing and repairing powerlines. In addition, the other members of our senior management have been with us for an average of approximately 19 years, and almost all of them began their careers with us as linemen and obtained significant operating experience prior to being promoted to their current positions. Due to firsthand experience at different levels of our corporate structure, members of our management team have a deep understanding of our employees’ needs and strive to maintain good relations with our employees. Our management has fostered a culture of corporate loyalty, which in turn has given rise to high employee retention rates.
      Major Investments in Fleet and Safety. We have made significant investments in our business to support our continued growth. During the five years ended June 30, 2004, pro forma for the Red Simpson acquisition, we invested more than $250 million in our fleet and centralized garage and maintenance facilities, resulting in one of the largest and most modern fleets in our industry. Our fleet, substantially all of which we own, currently consists of over 6,000 pieces of specialized equipment with an average age of approximately 4 1/2 years as compared to their average useful lives of eight to 12 years. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. In addition to investing in our fleet, we have invested in our employee safety and development programs, establishing training and safety programs certified by the DOL and 28 training facilities located in 11 states. Our continued focus on safety and workforce development has resulted in year-over-year improvements in our recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004.

Business Strategy
      We strive to be our customers’ service provider of choice and to expand our leadership position in the outsourced services sector of the electric infrastructure industry, while continuing to increase our revenues and profitability. In order to accomplish these goals, we intend to pursue the following strategies:
      Increased Penetration Within Our Existing Geographic Footprint. We intend to continue to increase our penetration and market share within our existing geographic markets by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. We estimate, based on third-party customer inquiries that electric companies currently outsource approximately one-third of their distribution and transmission infrastructure service requirements. We believe our modern fleet, quality service, regional presence, storm restoration capabilities and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their servicing needs. Furthermore, our acquisition of Red Simpson provides us with an opportunity to market additional Pike services, including underground distribution services and storm restoration services, to existing customers that primarily obtained overhead distribution services from Red Simpson.
      Expand Our Geographic Footprint. We intend to continue to grow our business by seeking new opportunities from our existing customers that have operations outside our current geographic markets, capturing new customers in other geographic markets and pursuing selective acquisitions. In the last several years, we have successfully expanded our services into Mississippi, Pennsylvania, Louisiana and Texas. In addition, our acquisition of Red Simpson enabled us to achieve our strategic objective of penetrating the south central market, which includes Texas and Louisiana. We also have been successful in acquiring new customers outside our geographic footprint after providing storm restoration services to them.
      Continued Focus on Distribution and Sub-500 kV Transmission. We focus on the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission powerlines. We believe that the distribution sector will continue to be the most attractive sector of the electric infrastructure services industry because expenditures on distribution are significantly greater and are generally more stable than those for transmission, and the transmission services that we provide typically tend to be more recurring than those for heavy transmission infrastructure due to the necessary maintenance and service requirements of sub-500 kV transmission lines. The south central and southeastern United States have a growing population and, according to an industry source, electric power consumption in those regions is projected to grow 36% and 53%, respectively, from 2005 to 2025. By focusing on the distribution and sub-500 kV transmission sectors of the industry and providing high quality services to our customers, we believe that we will be in a position to capture a significant share of the expected increased amount of work in this market sector.
      Capitalize on Favorable Long-Term Industry Trends. We believe that we are well positioned to benefit from expected long-term industry trends, which are described in more detail in “Industry Overview.”

•	Growth in demand for electricity. We believe that demand for our services will be driven in part by increased demand for electricity due to expected growth in population and per capita electricity consumption in the southeastern and south central United States, which have grown at higher rates in recent years than the rest of the country.

•	Increased outsourcing of infrastructure services. We intend to actively pursue opportunities provided by the continuing trend by electric companies to increase their reliance on outsourcing the maintenance and improvement of their electric distribution and transmission systems.

•	Inadequacy of current electric infrastructure. To the extent spending on the current electric infrastructure increases as expected, we believe we will have increased opportunities to provide sub-500 kV transmission and distribution upgrade and ongoing maintenance services.

      Continued Focus on Operating Efficiency and Customer Service. We intend to leverage the scale and scope of our capabilities to achieve higher levels of operating efficiency and productivity while further enhancing our customer service. For example, we use our skilled mechanics and up-to-date garage equipment to increase our efficiency in equipment maintenance, repair and overhaul operations, which we believe is a significant advantage over competitors that outsource the majority of their maintenance requirements. In addition, by managing our fleet through our sophisticated central facility located in Mount Airy, North Carolina, as well as five maintenance facilities located throughout our service territory, we efficiently deploy resources to provide high levels of customer service. Our fleet support allows us to repair or replace a Pike vehicle or piece of equipment within 24 hours, which improves utilization and customer service. We intend to use our extensive modern fleet, repair and maintenance capabilities and skilled workforce to increase our cost competitiveness so that we may profitably win new business.
Our Services
      We provide services to the electric power distribution and transmission market. We focus primarily on the maintenance, upgrade and extension of overhead and underground powerlines. We also offer storm restoration services and various ancillary services. We provide a breakdown of our revenues by type of service in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”
      Powerline Services. We began as a provider of distribution infrastructure services, and these services continue to be our primary revenue generator. Today, using over 6,000 pieces of specialized equipment, we provide overhead and underground maintenance, upgrade and extension services in an 18-state region. Overhead services consist of the construction and repair of wire and components in energized overhead electric distribution systems. Underground services range from simple residential installations, directional boring, duct bank and manhole installation to the construction of complete underground distribution facilities. We also perform routine maintenance work consisting of repairing or replacing damaged or defective components, inspecting distribution systems for safety hazards and upgrading outdated or low capacity infrastructure.
      We also offer maintenance, upgrade and extension services for transmission lines with voltages of up to and including 230 kV and perform energized maintenance work for voltages up to 500 kV. These applications are predominantly single-pole and H-frame structures utilizing wood, concrete or steel poles. Given the current load on regional electricity grids, our ability to perform energized maintenance work is a significant competitive advantage because the work can be performed without interrupting the electric network. We maintain approximately 52 specialized transmission crews who largely utilize the same vehicles and equipment as our distribution service crews and are, therefore, able to provide these services without investing in separate vehicles and equipment. Transmission services accounted for approximately 6.0% of our revenues for the year ended June 30, 2004.
      We also provide ancillary services, including the construction of power substations, right-of-way clearance and maintenance and the installation of street lighting and fiber optic lines to meet the needs of certain of our distribution customers. While we do not actively pursue these ancillary services as stand-alone services, they add significant value for our customers who prefer to utilize a single electric distribution and transmission infrastructure service provider for all of their needs. Our various ancillary services have generated less than 10% of our total revenue for each year during the past five years.
      Storm Restoration Services. Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, powerlines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornados or other natural disasters. We believe that our crews have earned a reputation as the storm restoration leader in the southeast and south central United States due to our ability to mobilize rapidly the necessary employees and equipment while maintaining a functional force for our unaffected customers. In a crisis situation, we are able to deploy more than 3,000 employees and 1,500 vehicles within 24 hours, and we maintain a dedicated 24-hour Storm Center that acts as the single hub of command. We also perform these services outside our existing geographic service area.
      Storm restoration services do not require that we keep a dedicated team on call. Rather, we rely on our customers in unaffected areas with less time-sensitive work to release our crews in the event of a severe storm. This deferred work is addressed after the storm restoration work has been completed. This method of staffing storm crews has proven both cost-efficient and effective.
      Our storm restoration services provide us with opportunities to attract new customers for our core electric distribution and transmission infrastructure services. We also have been successful in acquiring new customers outside our geographic footprint after providing storm restoration services to them. In addition, our storm restoration services are more profitable than our ongoing infrastructure services work. For the years ended June 30, 2000, 2001, 2002, 2003 and 2004, our revenues generated from storm restoration services were $21.6 million, $25.3 million, $7.0 million, $46.6 million and $43.0 million, respectively. For the five year period ended June 30, 2004, our average annual storm restoration revenues were $28.7 million and, for each of the five years, ranged between 2.6% and 15.7% of our total revenues.
      During August and September of 2004, we experienced the largest storm restoration event of our history as four hurricanes impacted Florida and the surrounding Gulf states. At the peak of our restoration activity, we dedicated approximately 3,000 field, supervisory and support staff to storm restoration services. As a result of these storms, we generated approximately $132.2 million of revenues from storm restoration services for the six months ended December 31, 2004. Due to the unpredictable nature of storms, the level of our storm restoration revenue fluctuates from period to period. Our storm restoration revenue for the six months ended December 31, 2004 is not indicative of the revenues that we typically generate in any period or can be expected to generate in any future period.
      The following table sets forth certain information related to some of our selected significant mobilizations:

Selected Storm Mobilizations

		Approximate
		Number of
		Employees		Mobilization	Restoration
Storm	Date	Mobilized		Time	Period

Hurricanes or Tropical Storms
Hurricane Charley	August 2004	2,300	(1)	16 hours	16 days
(FL/NC)
Hurricane Frances	September 2004	2,200	(1)	12 hours	15 days
(FL/GA/NC/SC)
Hurricane Ivan	September 2004	2,100	(1)	12 hours	9 days
(AL/FL/GA/MS/SC/NC/VA)
Tropical Storm Jeanne	September 2004	2,100	(1)	12 hours	12 days
(FL/GA)
Hurricane Isabelle	September 2003	2,000		1-24 hours	21 days
(VA/MD/NC)
Hurricane Lily	October 2002	1,000		10-30 hours	8 days
(LA)
Ice Storms
Ice Storm	February 2003	1,400		2-26 hours	14 days
(KY/WV)
Ice Storm	February 2003	2,300		1-24 hours	11 days
(NC/SC)

(1)	Does not include approximately 600 employees already deployed on impacted systems.

Customers
      We have focused on developing strong, long-term relationships with major electric utilities, cooperatives and municipalities. We have a diverse, well-capitalized customer base that includes over 150 electric companies throughout our geographic footprint. We have employed a customer-focused philosophy that has resulted in customer loyalty, as exemplified by our 59-year relationship with our first customer, Duke Power Company, our 48-year relationship with American Electric Power Company, Inc. and Red Simpson’s 31-year relationship with TXU Corp. After giving effect to the Red Simpson acquisition, our relationships with our top 15 customers average approximately 33 years. We preserve these relationships by providing top-quality service and maintaining advanced equipment.
      The following table lists selected long-standing customer relationships as of December 31, 2004:

Selected Long-Standing Customer Relationships

Length of Relationship
as of December 2004
Customer	(in years)

Duke Power Company	59
Cobb EMC	49
American Electric Power Company, Inc.	48
Snapping Shoals EMC	44
Greystone Power Corp.	43
Entergy Corporation	41
Dominion Virginia Power Co.	33
Progress Energy Carolinas (Carolina Power & Light Company)	33
TXU Corp. (a Red Simpson customer)	31
Oglethorp Power Corp./Georgia Transmission Corp.	25
      Many of the customers listed above are our top customers. Our top ten customers accounted for approximately 61% and 47% of our total revenues during the six months ended December 31, 2004 and the year ended June 30, 2004, respectively, and approximately 50% of our total revenues for the year ended June 30, 2004 on a pro forma basis after giving effect to the acquisition of Red Simpson. For the year ended June 30, 2004, on a pro forma basis after giving effect to the acquisition of Red Simpson, 12.6% of our total revenues were derived from Duke Power. For the six months ended December 31, 2004, 10.1% of our total revenues were derived from Duke Power. However, the decline in the percentage of our total revenues attributable to Duke Power for the six months ended December 31, 2004 as compared to the year ended June 30, 2004 on a pro forma basis was due to our unusually high level of storm restoration revenue in the six months ended December 31, 2004. Except for Duke Power and Florida Power & Light, none of our customers separately accounted for more than 10% of our total revenues for the year ended June 30, 2004 or the six months ended December 31, 2004. While our exposure to Duke Power and other customers has decreased as a result of our acquisition of Red Simpson, a substantial portion of our total revenues will continue to be derived from a limited group of customers.
      We believe that our corporate structure and culture successfully foster our long-term customer relationships by affording our clients multiple points of contact within our organization. Each customer typically has five points of contact within our company, including the local area supervisor, local area manager, area vice president, regional vice president and our chief executive officer. The commitment by our managers and employees, many of whom are family members of current and former personnel, helps to reinforce customer loyalty.
Types of Agreements
      Over 90% of our services are provided under master service agreements, or MSAs, that cover maintenance, upgrade and extension services, as well as new construction. We do not derive significant revenues from fixed-price agreements relating to large-scale capital improvements, which typically involve competitive bidding and substantial performance bond requirements. Our sub-500 kV transmission work performed under fixed price bids represents relatively small jobs (typically less than $5-10 million) with modest (i.e., $1 million on average) bonding requirements. As of June 30, 2004, an estimated 49% of our agreements were hourly, while an estimated 45% were unit-based. The terms of our service agreements are typically between one to three years for cooperatives and municipalities and three to five years for investor-owned utilities, with periodic pricing reviews. Our customers are not required to use us exclusively and do not guarantee service volumes. Most of our contracts, including MSAs, may be terminated by our customers on short notice. We typically invoice our customers on a weekly basis, with payments due in 30 days. Because the majority of our customers are well-capitalized, investment grade-rated electric utilities or cooperatives, we have historically experienced de minimis levels of bad debt.
      Initial contract awards usually are made on a competitive bid basis, but extensions often are completed on a negotiated basis. As a result of our track record of quality work and services, we estimate that 90% of our agreements are renewed at or before the expiration of their terms.
Training, Quality Assurance and Safety
      Performance of our services requires the use of heavy equipment and exposure to potentially dangerous conditions. Our safety record reflects our commitment to operating safely and prudently. As employee safety is a top corporate priority, we have developed an extensive safety and training program that often exceeds DOL requirements. Our Lineman Training Program, an accredited four-year program, has grown to be one of the largest non-union powerline training programs in the United States. As a result of this focus on employee safety, we have been recognized by the American Society of Training and Development as a training investment leader. We operate 28 training facilities in 11 states to teach employees safe working skills. In addition to on-the-job training, our Career Development Program and specialized training, we require our employees to attend 12 hours per year of ongoing safety training programs. Our continued focus on safety and workforce developments has resulted in year-over-year improvements in recordable and lost-time incident rates at Pike stand-alone in each of the five years ended June 30, 2004. We also conduct other training programs covering a variety of areas, such as supervisor development and CPR/First Aid Certification.
      Due in large part to the effectiveness of our safety training programs, we believe that we have one of the lowest incident rates of large third-party service providers in the industry. We regularly communicate with our employees to promote safety and to instill safe work habits. In addition, we maintain a safety incentive program that rewards employees for working safely and minimizing injuries.
      As is common in our industry, we regularly have been and will continue to be subject to claims by employees, customers and third parties for property damage and personal injuries.
Equipment
      Our fleet, substantially all of which we own, consists of over 6,000 pieces of specialized equipment with an average age of approximately 4 1/2 years as compared to their average useful lives of eight to 12 years. Over the five years ended June 30, 2004, pro forma for the Red Simpson acquisition, we invested more than $250 million in our fleet, facilities and equipment which includes trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines, cranes, wire pullers and tensioners. We believe that these vehicles generally are well maintained and adequate for our current operations.
      The majority of our heavy equipment is specifically designed and custom-fitted to meet the needs of our crews. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. In the event that a particular application is not available to us, we can build the component on-site, which reduces our reliance on our equipment suppliers.
      Our maintenance function has the capability to operate 24 hours a day, both at our maintenance centers and in the field, providing high-quality custom repair work and expedient service, in order to maintain a fleet poised for mobilization. We believe that this helps us achieve a greater local presence, lower fuel costs and more efficient equipment maintenance. We believe that our facilities are adequate for our current operations.
Properties
      As of December 31, 2004, we owned 16 facilities and leased 16 properties. We are headquartered in a modern and sophisticated 120-acre facility located in Mount Airy, North Carolina. This facility has served as Pike headquarters since 1998, when we consolidated our numerous Mount Airy properties into one facility. The facility consists of corporate headquarters and central administrative offices, garages, three vehicle staging areas, warehouses and a training facility.
      The centralized warehouse facility consists of nearly 172,000 square feet of storage for parts, tools, safety products and other consumable items. We also maintain a range of regional facilities, including warehouses, offices, maintenance centers and storage garages throughout our 18-state service area. We continuously review our property needs and, as a result, may consolidate or eliminate certain facilities in the future. However, no specific future eliminations or consolidations have been identified. We believe that our facilities are adequate for our current operations.
      The table below sets forth, as of December 31, 2004, certain information in respect of our owned and leased properties:

	Number of		Square
State	Facilities	Description of Facilities	Footage	Title

Florida	6	2 satellite offices; parking and storage facilities	7,700	Lease
Georgia	3/2	2 garage maintenance facilities; 1 satellite office; parking and storage facilities	45,200	Own/Lease
Louisiana	1	satellite office	2,000	Lease
North Carolina	9	corporate and satellite offices; garage; maintenance facilities; parking and general storage	292,979	Own
Oklahoma	1	satellite office	1,000	Lease
Tennessee	1	satellite office and storage	4,500	Lease
Texas	4/4	satellite offices; garage; maintenance and storage	17,228	Own/Lease
Virginia	1	parking and storage	2,055	Lease
      We have pledged our owned properties in Forsyth and Walker Counties, Georgia and Surry and Wake Counties, North Carolina as collateral under our senior credit facility.
Employees
      At April 2005, we employed over 6,500 full-time and part-time employees. We offer our employees a competitive package of benefits including medical, dental, life and disability insurance, paid vacation and holidays, 401(k) plans and annual bonuses. The level of benefits per employee varies and is contingent upon years of service, as well as levels of seniority and other variables.
      We have fostered a culture of corporate loyalty, which in turn has given rise to high employee retention rates among our salaried employees. We typically promote from within our company which creates a sense of loyalty and pride throughout our workforce. The commitment by our managers and workforce results in numerous benefits to us, including customer loyalty and high employee retention rates.

      Our employees are not currently unionized, and we believe that our relationship with our employees is good.
Risk Management and Insurance
      We maintain insurance policies with coverage customary for companies of our type and size, including general liability, automotive and workers’ compensation. We are partially self-insured under all of our policies, and our insurance does not cover all types or amounts of liabilities. Under each of these insurance policies, we are liable up to $1,000,000 per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers’ compensation and personal injury and other employee-related claims. We maintain accruals based on known facts and historical trends. Our workers’ compensation and insurance costs have been rising for several years notwithstanding our emphasis on safety.
      In the ordinary course of business, we occasionally are required by our customers to post surety or performance bonds in connection with services that we provide to them. These bonds have face amounts ranging from $48,000 to $5.4 million. As of December 31, 2004, we have approximately $24.7 million in surety bonds outstanding. We have never had to reimburse any of our sureties for expenses or outlays incurred under a performance or payment bond.
Information Systems
      We have developed an integrated, proprietary information system to manage our accounting, human resources and fleet. Our information system applications have the capacity to support our future growth and include systems to track historical job costs, determine the fixed and hourly costs of vehicles, manage and monitor fleet operating costs and other equipment and streamline administrative and accounting processes. We continuously seek to enhance our technology to better manage our business. We are currently in the process of transitioning the Red Simpson business into our information systems. Upon completion, we will manage our business activities using a single company-wide information system.
Competition
      We face significant competition from numerous small, owner-operated private companies and select regional companies, some of which are subsidiaries or divisions of national companies that vary in size, geographic scope and areas of expertise. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. The principal competitive factors in the end markets in which we operate are:

•	reputation and relationships with customers;

•	history of service execution (for example, safety record, cost control, timing and experience);

•	geographic presence and breadth of service offerings;

•	price; and

•	the availability of qualified and/or licensed personnel.
      Small third-party service providers pose a smaller threat to us than national competitors because they are frequently unable to compete for larger, blanket service agreements, and utilities and cooperatives generally appear to prefer working with one or several larger firms that have strong operating histories and the ability to provide system-wide coverage.
Regulation
      Our operations are subject to various federal, state and local laws and regulations including (1) licensing requirements applicable to electricians and engineers, (2) building and electrical codes,

(3) permitting and inspection requirements applicable to construction projects and (4) regulations relating to worker safety and environmental protection.
      We believe that we have all the material licenses required to conduct our operations and are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements. We have implemented a policy to ensure that, where possible, any such permits or licenses that may be material to our operations are held by multiple company employees.
Environmental Matters
      Our facilities and operations are subject to a variety of environmental laws and regulations which govern, among other things, the use, storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, land and water, and the cleanup of contamination. In connection with our truck fueling, maintenance, repair, washing and final-stage manufacturing operations, we use regulated substances such as gasoline, diesel and oil, and generate small quantities of regulated waste such as used oil, antifreeze, paint and car batteries. Some of our properties contain, or previously contained, aboveground or underground storage tanks, fuel dispensers, and/or solvent-containing parts washers. In addition, our construction and maintenance activities are sometimes performed in environmentally sensitive areas, such as wetlands, or in underground environments for which we must rely on field maps for the location of underground assets and obstacles. In the event we cause, or we or our predecessors have caused, a release of hazardous substances or other environmental damage, whether at our sites, sites where we perform our services, or other locations such as off-site disposal locations or adjacent properties, we could incur liabilities arising out of such releases or environmental damage. Although we have incurred in the past, and will incur in the future, costs to maintain environmental compliance and/or to address contaminants in the soil or groundwater at our current or former properties, such costs have not, and are not expected to, have a material adverse effect on our results of operations, cash flows or financial condition.
Legal Proceedings
      We are currently in the process of a Department of Labor audit of redemptions of our common stock under our 401(k) plan. The DOL is currently evaluating whether we redeemed common stock under our 401(k) plan for less than fair market value from 1999 to 2002. We believe we have a strong basis for our position. We do not believe that any assessment against us will have a material adverse effect on our business.
      In addition, from time to time, we are a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. These actions typically seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. We do not believe that we have any proceedings that, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, cash flows or financial condition.
Corporate Information
      We were incorporated in North Carolina in 1968. We plan to reincorporate in Delaware prior to the closing of this offering.

MANAGEMENT
Executive Officers and Directors
      Set forth below are our executive officers and directors, together with their positions and ages as of April 15, 2005.

Name	Age	Position

J. Eric Pike	36	President, Chief Executive Officer and Director
Mark Castaneda	40	Chief Financial Officer
Jeffrey L. Collins	47	Chief Operating Officer
Robert Ratliff, Jr.	54	Chief Administrative Officer
John H. Merritt	43	Vice President, Operations
Alan E. Goldberg	50	Director
Robert D. Lindsay	50	Director
Stuart S. Janney III	56	Director
Adam P. Godfrey	43	Director
J. Russell Triedman	35	Director
Reginald L. Banner	63	Director
      Set forth below is a brief description of the business experience of our directors and executive officers.
      J. Eric Pike — President, Chief Executive Officer and Director. Mr. Pike, the grandson of founder Floyd Pike, has been our Chief Executive Officer since 2002. He joined Pike Electric in 1990 as an A-class lineman on an overhead construction crew. He then advanced through various office positions and served as Vice President of the Central Region from 1993 to 1998, where he was responsible for the powerline operations in North and South Carolina. Mr. Pike joined Pike’s Board of Directors in 1994 and was named President of Pike in 1998. Mr. Pike graduated from Emory University with a B.A. in History.
      Mark Castaneda — Chief Financial Officer. Mr. Castaneda has served as our Chief Financial Officer since December 2004 and is responsible for the corporate planning, financial reporting and supervision of all finance and accounting functions. Prior to joining Pike, Mr. Castaneda served as the Chief Financial Officer and a director of Blue Rhino Corporation from 1997 to September 2004. Prior to that, he served as Vice President of Finance and the Chief Financial Officer for All Star Gas Corporation from 1995 until 1997, as a Director of Planning and Controller of Skelgas Propane, Inc. from 1991 to 1995, and as a certified public accountant with Deloitte & Touche LLP from 1988 to 1990. Mr. Castaneda graduated from DePaul University with a B.S. in Accountancy and an M.S. in Taxation.
      Jeffrey L. Collins — Chief Operating Officer. Mr. Collins has been our Chief Operating Officer since 2002 and is responsible for field and fleet operations. He joined Pike Electric in 1984 as a groundman on an overhead construction crew. He then advanced through various office positions and served as Vice President of the Northern Region from 1995 to 1998, where he was responsible for the powerline operations in six states. Mr. Collins graduated from North Carolina State University with a B.S. in Engineering Operations.
      Robert Ratliff, Jr. — Chief Administrative Officer. Mr. Ratliff has been our Chief Administrative Officer since 2003 and is responsible for human resources, safety and training. He joined our subsidiary, Pike Electric, in 1979 as an operations supervisor. He then advanced through various office positions and served in various Vice President roles in operations and administration from 1990 to 2003. Mr. Ratliff graduated from Virginia Polytechnic Institute and State University with a B.S.-M.E. and is a registered professional engineer.
      John H. Merritt — Vice President, Operations. Mr. Merritt has been our Vice President of Operations since 1993 and is responsible for powerline operations in our southern region. He joined Pike

Electric in 1984 as a groundman on an overhead construction crew. He then advanced through various office positions, including serving as Vice President of the Southern Region, where he was responsible for the powerline operations in five states. Mr. Merritt graduated from Guilford College with a B.A. in Business Management.
      Alan E. Goldberg — Director. Mr. Goldberg has served on our Board of Directors since 2002. Mr. Goldberg co-founded Lindsay Goldberg & Bessemer in 2001. Previously, he served as Chairman and Chief Executive Officer of Morgan Stanley Private Equity from February 1998 to January 2001. Mr. Goldberg spent a total of 22 years at Morgan Stanley, including the last 17 years at Morgan Stanley Private Equity, where, together with Robert D. Lindsay, he played an integral role in founding the business in 1984. Mr. Goldberg holds a B.A. in Philosophy and Economics from New York University, an M.B.A. from the New York University Graduate School of Business and a J.D. from Yeshiva University. He is a member of the Investor Committee of Wacker Construction Equipment AG, a member of the Supervisory Board and Stockholders’ Committee of Klockner & Co. and a director of the Smurfit Stone Corporation, Envirocare of Utah, LLC, FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC and PetroLogistics LLC. He also serves as a Trustee of Yeshiva University and Mount Sinai Medical Center in New York.
      Robert D. Lindsay — Director. Mr. Lindsay has served on our Board of Directors since 2002. Mr. Lindsay co-founded Lindsay Goldberg & Bessemer in 2001. Previously, he was the Managing General Partner of Bessemer Holdings and, prior to joining Bessemer Holdings in 1991, Managing Director at Morgan Stanley Private Equity, where, together with Alan E. Goldberg, he played an integral role in founding the business in 1984. Mr. Lindsay holds a B.A. in English and American Literature and Language from Harvard College and an M.B.A. from Stanford University. He is President and CEO of Bessemer Securities LLC as well as a director of The Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Mr. Lindsay is a member of the Investor Committee of Wacker Construction Equipment AG, a member of the Supervisory Board and Stockholders’ Committee of Klockner & Co., and is Chairman of the Board of Identity Group, Inc. He also serves as a director of Envirocare of Utah, LLC, FAPS Holdings, Inc., Maine Beverage Company, LLC, Keystone Foods Holdings LLC and PetroLogistics LLC. In addition, he serves as a Trustee of the Cold Spring Harbor Biological Laboratory and St. Paul’s School in Concord, New Hampshire.
      Stuart S. Janney III — Director. Mr. Janney has served on our Board of Directors since 2003. Mr. Janney is currently the Chairman of Bessemer Trust Company, Bessemer Trust Company, N.A., Bessemer Group, Inc., Bessemer Trust Company of Florida and Bessemer Securities Corporation. Prior to joining Bessemer Trust Company, Mr. Janney was a Managing Director of Alex Brown & Sons and a director of Brown Advisory and Trust Company and Alex Brown Holdings. In addition, from 1973-1976, Mr. Janney held several positions in the federal government, including as a legislative assistant to U.S. Senator Charles Mathias, special assistant to the U.S. Secretary of State and later foreign policy assistant to U.S. Senator Howard Baker. He received a B.A. from the University of North Carolina at Chapel Hill and his J.D. from University of Maryland. Mr. Janney currently serves on the Boards of the Maryland Zoological Society, the New York Racing Association, the Keeneland Association, the Jockey Club and the Maryland Million, where he served as President until 1998.
      Adam P. Godfrey — Director. Mr. Godfrey has served on our Board of Directors since 2002. Mr. Godfrey has been with Lindsay Goldberg & Bessemer (including its predecessor) since 1992 and is currently a Partner. Previously, he worked from 1987 to 1990 in the mergers and acquisitions department and venture capital group at Morgan Stanley. Mr. Godfrey began his career at Manufacturers Hanover Trust. He received an A.B. from Brown University and an M.B.A. from the Amos Tuck School at Dartmouth College. He currently serves as Chairman of the Board of Pride Manufacturing Company LLC and is a director of FAPS Holdings, Inc. and Wyoming Refining Company.
      J. Russell Triedman — Director. Mr. Triedman has served on our Board of Directors since 2002. Mr. Triedman has been with Lindsay Goldberg & Bessemer (including its predecessor) since 2000 and is currently a Principal. Previously, he was a Director at Fox Paine & Company, LLC, a San Francisco-

based private equity firm, and an Associate at Cravath, Swaine & Moore LLP. Mr. Triedman began his career in the private equity group of Brown Brothers Harriman & Co. He earned a Sc.B. in Applied Mathematics and Economics from Brown University and a J.D. from the University of Chicago Law School. Mr. Triedman currently serves as a director of Keystone Foods Holdings LLC.
      Reginald L. Banner — Director. Mr. Banner has served on our Board of Directors since 1984. He joined Pike Electric in 1972 after performing audit services for Pike Electric as an accountant with a predecessor of Ernst & Young. Mr. Banner was instrumental in developing our original financial and information systems infrastructure and has been at the forefront of its continued development. He served as our Secretary, Treasurer and Chief Financial Officer from 1990 to December 2004. After many years of great service, Mr. Banner retired as Chief Financial Officer, Treasurer and Secretary on April 1, 2005 but remains a director on our Board of Directors. Mr. Banner holds a B.A. in Business Administration from Appalachian State University.
Board of Directors
      Our business and affairs are managed under the direction of our board of directors. The board is currently composed of six directors, none of whom are independent directors under the applicable rules of the New York Stock Exchange.
Committees of the Board of Directors
      Our board of directors has the authority to appoint committees to perform certain management and administration functions.
      We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the New York Stock Exchange. Accordingly, we will not have a majority of independent directors on our board of directors nor will we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors.

Audit Committee
      Before the consummation of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings; and

•	reviewing the performance of the independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.
      We plan to nominate a new independent member to our audit committee prior to the consummation of this offering, a second new independent member within 90 days thereafter and a third new independent member within one year thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the New York Stock Exchange Listed Company Manual Rule 303A.

      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

Compensation Committee
      We intend to establish a compensation committee. The compensation committee will have responsibility for, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering the incentive programs referred to in “Executive Compensation” below.

Nominating and Corporate Governance Committee
      We intend to establish a nominating and corporate governance committee. The nominating and corporate governance committee will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of director and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

Compensation Committee Interlocks and Insider Participation
      After the consummation of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them have served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.
Director Compensation
      Directors who are employees of Pike Holdings, Inc. or its subsidiaries or affiliated with Lindsay Goldberg & Bessemer will receive no compensation for service as members of either the board of directors or board committees. Directors who are not employees of Pike Holdings, Inc. or its subsidiaries or affiliated with Lindsay Goldberg & Bessemer will be paid:

•	a base annual retainer of $25,000 in cash;

•	$100,000 in shares of restricted stock upon election to a three-year term and annual issuances of $25,000 in shares of restricted stock thereafter, all of which will vest over three years;

•	a fee of $1,000 for each board meeting attended;

•	$500 for each committee meeting attended; and

•	the chair of the audit committee will receive an additional annual retainer of $15,000 in cash, the chair of the nominating and governance committee will receive an additional annual retainer of $10,000 in cash and the chair of the compensation committee will receive an additional cash annual retainer of $5,000 in cash.

      We intend to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees.
Executive Compensation
      The following table sets forth certain summary information concerning the compensation provided by us in the fiscal year ended June 30, 2004 to our Chief Executive Officer and our other four most highly compensated executive officers:
Summary Compensation Table

						Long-Term Compensation

						Awards
		Annual Compensation
							Securities
				Other Annual		Restricted	Underlying		All Other
		Salary	Bonus	Compensation		Stock	Options/	LTIP	Compensation
Name and Position	Year	($)	($)	($)		Awards	SARs	Payouts	($)(4)

J. Eric Pike	2004	489,298	21,325	40,015	(2)	—	—	—	—
President and Chief
Executive Officer
Reginald L. Banner(1)	2004	334,011	15,475	7,749	(3)	—	—	—	—
Former Treasurer,
Secretary and Chief
Financial Officer
Jeffery L. Collins	2004	351,720	15,455	10,338	(3)	—	—	—	—
Chief Operating Officer
Robert B. Ratliff	2004	302,621	14,070	13,363	(3)	—	—	—	141
Chief Administrative
Officer
John Merritt	2004	259,952	12,490	12,965	(3)	—	—	—	386
Vice President, Operations

(1)	Mr. Banner retired from Pike Electric in April 2005. Mr. Banner previously stepped down as our Chief Financial Officer in November 2004, when he was replaced by Mark Castaneda. Mr. Castaneda was hired in October 2004 at an annual salary of $400,000. We have not yet appointed a new Treasurer and Secretary.

(2)	Represents $26,910 in personal use of company’s aircraft and $13,105 in personal use of company vehicle.

(3)	Represents personal use of company vehicle.

(4)	Represents employer’s contributions to employee’s 401(k) plan.
Option Grants in Last Fiscal Year
      No options were granted during the fiscal year ended June 30, 2004 to the executive officers named in the Summary Compensation Table above.

Exercise of Stock Options
      The following table shows aggregate amounts of outstanding options to purchase equity interests in us held by the executive officers named in the Summary Compensation Table above at June 30, 2004.
Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs at		Options/SARs at
	Shares		Fiscal Year-End (#)		Fiscal Year-End ($)(1)
	Acquired On	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

J. Eric Pike	—	—	20,236	20,234	$810,047	$809,967
Reginald L. Banner	—	—	12,877	12,877	$515,466	$515,466
Jeffery L. Collins	—	—	12,877	12,877	$515,466	$515,466
Robert B. Ratliff	—	—	11,037	11,037	$441,811	$441,811
John Merritt	—	—	11,037	11,037	$441,811	$441,811

(1)	Calculated by determining the difference between the market value of $96.15 per share for the Common Stock underlying the options at June 30, 2004 and the exercise prices of the options held by each of the executive officers named in the Summary Compensation Table above.
Long-Term Incentive Plan Awards
      No long-term incentive awards were granted to the executive officers named in the Summary Compensation Table in the fiscal year ended June 30, 2004.
Employment Agreement

Employment Agreement with Mr. Pike
      We have entered into an employment agreement with Mr. Pike.
      The agreement with Mr. Pike provides for his employment on an annual basis and is automatically renewed at the end of each year for an additional year, subject to our or Mr. Pike’s right to terminate the agreement upon at least 60 days’ written notice prior to the expiration of such year. Under the agreement, Mr. Pike is entitled to a minimum annual base salary of $574,496, and his salary may be adjusted upward by the board of directors in its sole discretion.
      Under the terms of the agreement with Mr. Pike, if his employment is terminated by us without cause (as defined in the employment agreement) or by Mr. Pike for good reason (as defined in the employment agreement), Mr. Pike will be entitled to a continuation of his base salary and any health, life, disability or other benefits that Mr. Pike was receiving as of the last day of his employment for a period of 24 months after the date of termination. In addition, all of the stock options then held by Mr. Pike pursuant to Pike’s 2002 Stock Option Plan A and 2002 Stock Option Plan B will automatically become vested and exercisable.
      We may also terminate Mr. Pike’s employment if, based upon independent medical advice, the board of directors determines that due to physical or mental illness Mr. Pike is unable to perform his customary duties for (1) 120 consecutive business days, if he fails to return to his duties within five days of written notice of the end of that 120-day period, or (2) 130 business days in any twelve-month period. In any such event, Mr. Pike is entitled to a continuation of his base salary and other benefits during the 120-day or 130-day period.
      The agreement also entitles Mr. Pike to use our company aircraft for up to 50 flight hours per year for his personal use, provided that this use does not interfere with the normal business use of the aircraft.

      Mr. Pike is also subject to a non-solicitation provision for 24 months after termination of his employment, as well as a confidentiality provision. Mr. Pike is entitled to indemnification in his position to the fullest extent permitted by the laws of North Carolina.

Arrangement with Mr. Castaneda
      Although we have not entered into an employment agreement with Mr. Castaneda, we operate under an arrangement with him.
      Our arrangement with Mr. Castaneda provides for his employment for two years and thereafter is automatically extended for additional one-year periods, subject to our or Mr. Castaneda’s right to terminate the agreement upon at least 60 days’ written notice prior to the expiration of such period of employment. Under the arrangement, Mr. Castaneda is entitled to a base salary of $400,000, and his salary may be adjusted upward by the board of directors in its sole discretion. The arrangement also provides that Mr. Castaneda is eligible to participate in management incentive plans currently in effect and to receive additional compensation that may be provided pursuant to such plans or as otherwise approved by our board of directors.
      In addition, pursuant to our arrangement Mr. Castaneda received options to purchase 10,963 shares of our common stock under Pike’s 2002 Stock Option Plan A and 2002 Stock Option Plan B at a purchase price of $96.15. The options vest and become exercisable in the following manner: 50% will vest in October 2007, 25% will vest in October 2008 and 25% will vest in October 2009. In addition, the options will vest and become exercisable upon the death or disability of Mr. Castaneda or as described in Pike’s 2002 Stock Option Plan A, 2002 Stock Option Plan B or the corresponding option award agreement, as applicable. In connection with our 2004 recapitalization, we repurchased 3,177 options from Mr. Castaneda.
      Under the terms of the arrangement with Mr. Castaneda, if his employment is terminated by Pike without cause (as defined in the arrangement) or by Mr. Castaneda for good reason (as defined in the arrangement), Mr. Castaneda will be entitled to a continuation of his base salary for a period of 24 months and any health, life, disability or other benefits that Mr. Castaneda was receiving as of the last day of his employment for a period of 12 months after the date of termination.
      We may also terminate Mr. Castaneda’s employment if, based upon independent medical advice, the board of directors determines that due to physical or mental illness Mr. Castaneda is unable to perform his customary duties for (1) 120 consecutive business days, if he fails to return to his duties within five days of written notice of the end of that 120-day period, or (2) 130 business days in any twelve-month period. In any such event, Mr. Castaneda is entitled to a continuation of his base salary and other benefits during the 120-day or 130-day period.
      Mr. Castaneda is also subject to non-solicitation provision for 24 months after his employment terminates, as well as a confidentiality provision.
Stock Option Plans

2002 Stock Option Plan A
      We adopted our 2002 Stock Option Plan A to provide incentives to our employees to continue and increase their efforts for us through the grant of non-qualified stock options. We do not intend to grant any additional options under Stock Option Plan A. Stock Option Plan A is administered by a committee of our board of directors, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options. We have granted options to purchase an aggregate of 194,061 shares of our common stock to 11 employees (including Mssrs. Pike, Castaneda, Collins and Ratliff) at an exercise price of $56.12 per share for 122,759 options granted in April 2002 and $96.15 per share for 71,302 options granted in October 2004. The exercise price of a share of common stock under each option was at the fair market value of each share of common stock on the day of the grant. As part of the 2004 recapitalization, we repurchased 80,351 options, resulting in 113,710 options outstanding at December 31, 2004. There will be no additional options issued under this plan.
      Generally, the options previously issued under Stock Option Plan A vest in four annual installments over a period of four years, with the first installment becoming vested and exercisable on the first anniversary of the date of the stock option grant, provided that the option holder remains employed with us during each applicable period. Options also generally vest upon the death or disability of the option holder. Options granted under the plan generally expire no later than the tenth anniversary of the date of the grant, unless otherwise provided in the stock option agreement executed at the time of the grant.
      Upon any sale of the company, the outstanding options will terminate unless the committee decides, in its discretion, that all or a portion of the then outstanding options will vest and become exercisable on a date generally at least 21 days before the effective date of the sale. In the event of a sale of the company in which more than 70% of our common stock will be acquired for cash, the committee may, in its discretion, convert each vested option into the right to receive an amount of cash equal to the product of (1) the excess of the sale consideration per share over the exercise price of the option times (2) the number of shares of common stock underlying the option. In the event of a proposed sale of the company, the committee may also, in its discretion, suspend the exercise of vested options for up to 120 days.
      Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after the date of termination, three years after the option holder’s retirement and through the tenth anniversary of the grant of the option in the case of death or disability.
      Stock Option Plan A terminates in accordance with its terms on the tenth anniversary of its adoption unless sooner terminated by the board of directors. The board may amend the plan without the approval of stockholders, except that stockholder approval is required for any amendment that increases the maximum number of shares of common stock for which options may be granted (other than pursuant to an adjustment for a stock split or stock dividend), changes the class of employees eligible to participate or adopts other material amendments. No termination or amendment of the plan may adversely affect the rights under the plan of a person to whom an option has been granted without the consent of that person.
      Options granted under the plan may not be transferred, except to an option holder’s estate and in other limited circumstances.

2002 Stock Option Plan B
      We adopted our 2002 Stock Option Plan B to provide incentives to our employees to continue and increase their efforts for us through the grant of non-qualified stock options. We do not intend to grant any additional options under Stock Option Plan B. Stock Option Plan B is administered by a committee of our board of directors, which is authorized to, among other things, select the officers and other employees who will receive grants and determine the exercise price and vesting schedule of the options. We have granted options to purchase an aggregate of 83,169 shares of our common stock to the same 11 employees that were granted options under Stock Option Plan A. The options were granted at an exercise price of $56.12 per share for 52,609 options granted in April 2002 and $96.15 per share for 30,560 options granted in October 2004. The exercise price of a share of common stock under each option was at the fair market value of each share of common stock on the day of the grant. We did not repurchase any options under Stock Option Plan B as part of the 2004 recapitalization. There will be no additional options issued under this plan.
      The exercise of these options is contingent on the increase in the value of our stock over time. If the target stock value is not achieved, the options may not be exercised. In accordance with the terms of Stock Option Plan B, all options that have been granted pursuant to the plan will immediately vest and become exercisable at an average purchase price of $70.83 per share of common stock upon the consummation of this offering. Options granted under the plan generally expire no later than the tenth anniversary of the date of the grant, unless otherwise provided in the stock option agreement executed at the time of the grant.
      In the event of a sale of the company in which more than 70% of our common stock will be acquired for cash, the committee may, in its discretion, convert each vested option into the right to receive an amount of cash equal to the product of (1) the excess of the sale consideration per share over the exercise price of the option times (2) the number of shares of common stock underlying the option. In the event of a proposed sale of the company, the committee may also, in its discretion, suspend the exercise of vested options for up to 120 days.
      Upon the termination of an option holder’s employment, all unvested options will immediately terminate and vested options will generally remain exercisable for a period of 90 days after the date of termination, three years after the option holder’s retirement and through the tenth anniversary of the grant of the option in the case of death or disability.
      Stock Option Plan B terminates in accordance with its terms on the tenth anniversary of its adoption unless sooner terminated by the board of directors. The board may amend the plan without the approval of stockholders, except that stockholder approval is required for any amendment that increases the maximum number of shares of common stock for which options may be granted (other than pursuant to an adjustment for a stock split or stock dividend), changes the class of employees eligible to participate or adopts other material amendments. No termination or amendment of the plan may adversely affect the rights under the plan of a person to whom an option has been granted without the consent of that person.
      Options granted under the plan may not be transferred, except to an option holder’s estate and in other limited circumstances.

2005 Employee Stock Purchase Plan
      In December 2004, we adopted the 2005 Employee Stock Purchase Plan, or ESPP, and we amended the plan in January 2005. As of January 31, 2005, 40,551 shares of common stock have been issued and sold under the ESPP.
      Purpose. The purpose of the ESPP is to advance our interests and the interests of our affiliates by providing eligible employees with an opportunity to subscribe for and purchase common stock in order to further align their interests with those of other stockholders of the company.
      Shares Subject to Purchase Plan. An aggregate of 65,000 shares of common stock have been reserved for issuance and will be available for purchase under the ESPP. The amount of common stock issued and sold under the ESPP during any consecutive twelve-month period will not exceed (a) $5,000,000 in the aggregate and (b) $1,500,000 in the case of any individual participant. As of January 31, 2005, 40,551 shares of common stock had been issued to a total of 60 employees under the ESPP.
      Administration. Our board of directors will serve as administrator of the ESPP. The administrator has the authority to construe and interpret the terms of the ESPP and the terms and conditions of purchases of common stock under it, to determine eligibility to participate and to establish policies and procedures for administration of the plan.
      Eligibility. Our board of directors will determine in its discretion from time to time the individuals entitled to subscribe for and purchase common stock under the ESPP, except that no person will be permitted to subscribe for or purchase common stock under the ESPP unless that person is an employee of our company or any of our affiliates having the position of area supervisor or higher.
      Terms and Conditions of Purchase. The board of directors will determine any and all terms and conditions applicable to the subscription for and purchase of common stock under the ESPP, including the number of shares of common stock each participant is eligible to subscribe for and purchase and the form and amount of consideration to be paid for such common stock. As a condition to the subscription for and purchase of common stock under the ESPP, each participant will be required to become a party to the stockholders agreement described below under “Related Party Agreements—Stockholders Agreement” and to execute a proxy granting LGB Pike LLC the authority to vote and take other actions with respect to the shares of our company owned by the participant.
      Successors and Assigns. The ESPP will be binding upon each of our successors and assigns. All obligations imposed upon a participant, and all rights granted to us hereunder, will be binding upon the participant’s heirs, legal representatives and successors. Rights granted under the ESPP are not transferable by a participant other than by will or the laws of descent and distribution.
      Amendment and Termination. The board of directors may at any time amend, modify or terminate the ESPP in its sole discretion. Unless the ESPP is previously terminated, the ESPP will terminate on, and no common stock may be subscribed for or purchased after, December 9, 2014.

RELATED PARTY AGREEMENTS
Stockholders Agreement
      We, LGB Pike LLC, an affiliate of Lindsay Goldberg & Bessemer, and certain other stockholders, including members of management, are parties to a stockholders agreement. The stockholders agreement covers matters of restrictions on transfers of common stock, corporate governance and registration rights, as described below.
      Restrictions on Transfer of Shares. Under the terms of the stockholders agreement, each stockholder agreed not to transfer or sell any shares of common stock unless such transfer or sale is pursuant to an effective registration statement or, unless consented to by the company or transferred to certain permitted transferees, the holder delivers an opinion of counsel to the effect that an exemption from registration is available.
      Corporate Governance. The stockholders agreement provides that J. Eric Pike will have the right to occupy one seat on the board of directors so long as he is our chief executive officer and, together with the Irrevocable Trust with Joe B. Pike for the benefit of J. Eric Pike, owns at least 89,564 shares. So long as J. Eric Pike has the right to a seat on the board of directors, then LGB Pike LLC and any affiliate of LGB Pike LLC must vote in favor of the election of J. Eric Pike to the board.
      Registration Rights. The stockholders agreement provides that LGB Pike LLC and its affiliates and the other stockholders party to the stockholders agreement have registration rights with respect to our stock. LGB Pike LLC and its affiliates have “demand registration” rights under which they may require us to register any or all of the common stock they hold. The demand registration rights held by LGB Pike LLC and its affiliates include the right to require us to put up a shelf registration statement permitting those stockholders to sell into the market from time to time over an extended period of time. In addition, each of LGB Pike LLC and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If we propose to register any of our securities after the closing of this offering, other than a registration in connection with an employee benefit or similar plan or an exchange offer, we will be required to give each party to the stockholders agreement the opportunity to participate in such registration. We have agreed to indemnify any stockholder that sells shares of our common stock upon exercise of registration rights against certain liabilities under the Securities Act.
Management Advisory Services Agreement
      We entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, on April 18, 2002 in connection with the 2002 recapitalization, and amended it and restated it on July 1, 2004 in connection with our acquisition of Red Simpson, increasing the management fee to $375,000 per quarter from $250,000 per quarter. Under the agreement, Goldberg Lindsay & Co. LLC agreed to provide management, financial, strategic planning and similar advisory services to us. We incurred fees of $200,000, $1,000,000 and $1,000,000 for management advisory services in June 30, 2002, 2003 and 2004, respectively. For the six months ended December 31, 2004, we incurred a fee of $750,000 under the agreement. In addition, Goldberg Lindsay & Co. LLC received one-time transaction fees for structuring the transactions related to our 2002 recapitalization and the acquisition of Red Simpson of $3,750,000 and $3,125,000, respectively. Pursuant to the agreement, we also agreed to indemnify Goldberg Lindsay & Co. LLC and its members, partners and affiliates, and their respective directors, officers, agents and employees against losses arising out of or in connection with the agreement, any activities contemplated by the agreement or any services rendered under the agreement. The agreement may be terminated by either party upon 30 days’ prior written notice. In connection with this offering, we will terminate the management advisory services agreement for an aggregate consideration of $4 million.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth certain information regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering; and (2) as adjusted to reflect the sale of the shares of common stock in this offering. The table sets forth stockholder information with respect to:

•	each of our current directors;

•	each of the executive officers listed in the Summary Compensation table above;

•	our directors and named executive officers as a group;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	each of our selling stockholders.
      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 15, 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is: c/o Pike Electric, Inc., 100 Pike Way, Mount Airy, NC 27030.

	Shares Beneficially Owned			Shares Beneficially
	Prior to this Offering			Owned After this Offering

	Number of		Shares	Number of
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

J. Eric Pike(1)	151,213	10.2%
Robert Ratliff, Jr.(2)	18,251	1.2%
John Merritt(3)	17,068	1.2%
Jeffrey Collins(4)	16,314	1.1%
Mark Castaneda(5)	8,964	*
Alan E. Goldberg(6)	—	*
Robert D. Lindsay(6)	—	*
Stuart S. Janney(6)	—	*
Adam P. Godfrey(6)	—	*
J. Russell Triedman(6)	—	*
Reginald L. Banner(7)	23,605	1.6%
Lindsay Goldberg & Bessemer(8)	1,283,444	88.2%
Directors and executive officers as a group (11 persons)	235,415	15.1%

*	Beneficial ownership is less than 1%.

(1)	Includes 104,963 shares of common stock held by Takuan LLC, an entity controlled by Mr. Pike, 10,183 shares of common stock owned directly and 4,571 shares of common stock held by the Joe B./Anne A. Pike Generation Skipping Trust, of which Mr. Pike is deemed to be the beneficial owner. Includes 31,496 common stock options.

(2)	Includes 4,413 shares of common stock held directly and 13,838 common stock options.

(3)	Includes 3,483 shares of common stock held directly and 13,585 common stock options.

(4)	Includes 16,314 common stock options.

(5)	Includes 5,675 shares of common stock held directly and 3,289 common stock options.

(6)	By virtue of their affiliation with Lindsay Goldberg & Bessemer, Messrs. Goldberg, Lindsay, Janney, Godfrey and Triedman may be deemed to have or share beneficial ownership of shares of our common stock beneficially owned by Lindsay Goldberg & Bessemer. Messrs. Goldberg, Lindsay, Janney, Godfrey and Triedman expressly disclaim beneficial ownership of such common stock.

(7)	Includes 23,605 common stock options.

(8)	Includes 855,306 shares of common stock held through LGB Pike LLC and 428,138 shares of common stock held through LGB Pike II LLC. If the over-allotment option is exercised in full, Lindsay Goldberg & Bessemer will sell an additional number of shares.
Lindsay Goldberg & Bessemer
      Lindsay Goldberg & Bessemer was founded by Robert Lindsay and Alan Goldberg in 2001 to pursue public and private investment opportunities through a variety of methods, including leveraged buyouts, recapitalizations, joint ventures, restructurings and strategic public security investments. Lindsay Goldberg & Bessemer has aggregate committed capital of $2.0 billion.
      Lindsay Goldberg & Bessemer’s other investments include First American Payment Systems, Wacker Construction Equipment, Keystone Foods, Maine Beverage Company, Petrologistics, Klockner & Co. and Envirocare of Utah.

DESCRIPTION OF CAPITAL STOCK
      We were incorporated in North Carolina in 1968, but we plan to reincorporate in Delaware before the closing of this offering. The following summary description of our capital stock assumes our reincorporation in Delaware and does not purport to be complete. The rights of the holders of our capital stock will be set forth in our restated certificate of incorporation and bylaws as well as the stockholders agreement, the forms of each of which will be filed as exhibits to the registration statement of which this prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law.
Authorized Capitalization
      Our authorized capital stock consists of                      shares of common stock, no par value per share, and 10,000,000 shares of preferred stock. Immediately following the completion of this offering, we expect that                      shares of common stock will be issued and outstanding (if the underwriters exercise their over-allotment option in full).
Common Stock

Voting Rights
      Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law, with each share of common stock entitling its holder to one vote. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our restated articles of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights
      Holders of common stock will share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights
      In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights
      Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights
      Certain of our stockholders have certain registration rights with respect to our common stock. See “Related Party Agreements — Stockholders Agreement.”

Preferred Stock
      Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Series A preferred stock
      In connection with our 2004 recapitalization, we redeemed and canceled all outstanding shares of Series A preferred stock for $20 per share, in an aggregate amount of $20.0 million.

Series B preferred stock
      Currently, there are no outstanding shares of Series B preferred stock.
Anti-Takeover Provisions
      Provisions of our restated certificate of incorporation and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Stockholder Meetings
      Our restated certificate of incorporation and bylaws provide that special meetings of the stockholders may be called only upon the written request of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board or upon the request of the chief executive officer.

Requirements for Advance Notice of Stockholder Nominations and Proposals
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information to us.

Stockholder Action by Written Consent
      Our certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted.

Amendment of Certificate of Incorporation and Bylaws
      Our restated certificate of incorporation provides that the affirmative vote of the holders of 80% of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the bylaws.
      In addition, the provisions in our restated certificate of incorporation relating to amendment of the certificate of incorporation and bylaws, inapplicability to us of Delaware General Corporation Law Section 203, advance notice of director nominations, corporate opportunities, stockholder meetings and action by written consent may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by the affirmative vote of not less than 80% of the combined voting power of the voting stock.

Business Combinations under Delaware Law
      Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination”, as defined in clause (c)(3) of that section, with an “interested stockholder”, as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
      Delaware law, our certificate of incorporation and our bylaws, as amended and restated prior to the closing of this offering, contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board the power to discourage acquisitions that some stockholders may favor.

Special Approval for Amendment of Certificate of Incorporation and Bylaws
      Our certificate of incorporation and bylaws provide that the holders of a majority of our capital stock entitled to vote constitute a quorum for the conduct of business at a meeting of stockholders. However, the holders of at least two-thirds of our outstanding voting stock must approve any amendments to the protective provisions of our certificate of incorporation or bylaws, which include the requirements that actions by stockholders be taken at duly called meetings and not by written consent, and that our board of directors be divided into three classes with staggered terms.

Limits on Ability of Stockholders to Act by Written Consent
      Our certificate of incorporation and bylaws provide that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. In addition, our bylaws provide that special meetings of our stockholders may be called only by the board of directors, chairman of the board or president, and not by any stockholder. As a result, one or more persons controlling a majority of our voting stock would not be able to amend our certificate of incorporation or remove directors without a stockholders meeting.

Undesignated Preferred Stock
      The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors
      Our certificate of incorporation provides for the board of directors to be divided into three classes, each with a staggered three-year term. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that the number of directors will be fixed in the manner provided in our bylaws. Our bylaws provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three or more than nine directors. Upon completion of this offering, our board of directors will have six members. Our certificate of incorporation contains a provision prohibiting cumulative voting for the election of directors. Members of our board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
      Our bylaws provide that special meetings of our stockholders can be called only by the board of directors, the chairman of the board or the president, and not by any stockholder. Our bylaws also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.
      Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws allow the board of directors or the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Limitations on Liability and Indemnification of Directors and Officers
      Our restated articles of incorporation limit the liability of directors to the fullest extent permitted by law. In addition, our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law.
Transfer Agent and Registrar
      The transfer agent and registrar of the common stock is           .
Listing
      We will apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “PEC.”

DESCRIPTION OF SENIOR CREDIT FACILITY
      This summary below is qualified in its entirety by reference to agreements setting forth the principal terms and conditions of our senior credit facility which are filed as exhibits to the registration statement of which this prospectus forms a part.
      Pursuant to a credit agreement dated as of July 1, 2004 and amended December 10, 2004 among us, our subsidiary, Pike Electric, Inc., as borrower, the lenders named therein, Barclays Bank PLC as administrative agent, J.P. Morgan Securities Inc. as syndication agent and National City Bank as documentation agent, a syndicate of banks and other financial institutions provided us with senior credit facilities of up to $520.0 million. The senior credit facilities consist of a $300.0 million term credit facility (the “Tranche B Loan”), which matures on July 1, 2012, a $150.0 million term credit facility (the “Tranche C Loan” and together with the Tranche B Loan, the “Term Loans”), which matures on December 10, 2012, and a $70.0 million revolving portion of the senior credit facility, which matures on July 1, 2010. The revolving portion of the senior credit facility includes a sublimit of $55.0 million for letters of credit to be issued by Bank One and a sublimit of $10.0 million for swingline loans.
      The obligations under the senior secured bank facilities are unconditional and irrevocably guaranteed by us and each of our existing and subsequently acquired or organized domestic subsidiaries (other than the direct obligor under the senior credit facilities, Pike Electric, Inc.). In addition, the senior credit facilities and such guarantees are secured on a first-priority basis by security interests (subject to permitted liens as defined in the credit agreement) in substantially all tangible and intangible assets owned by us, Pike Electric, Inc. and each of our other domestic subsidiaries, subject to certain exceptions, including limiting pledges of voting stock of foreign subsidiaries to 66% of such voting stock.
      Currently, the interest rates on our loans are equal to (1) in the case of Term Loans, at our option, (i) the greater of Barclays Banks’ prime rate and the federal funds rate plus 1/2 of 1% per annum (the “Alternate Base Rate”) plus 1.25% or (ii) a LIBOR rate plus 2.25%, (2) in the case of revolving loans, (i) the Alternate Base Rate plus 1.50% or (ii) a LIBOR rate plus 2.50% and (3) in the case of swingline loans, the Alternate Base Rate plus 1.50%.
      In addition to paying interest on outstanding principal under the senior credit facilities, we are also required to pay a commitment fee in respect of unutilized commitments to the administrative agent at a rate equal to 1/2 of 1% per annum on the daily unused commitments available to be drawn under the revolving portion of the senior credit facility. We will also be required to pay letter of credit fees, with respect to each letter of credit issued, of 0.25% per annum on the average daily statement amount of all letters of credit. We are also required to pay fronting fees, with respect to each letter of credit issued, of 1/4 of 1% per annum to the issuer of the letters of credit on the average daily stated amount of that letter of credit.
      The Tranche B Loan amortizes in quarterly installments of $750,000, provided that the final installment shall be equal to the amount outstanding in respect of the Tranche B Loan (which, if we do not make any prepayments and assuming no prepayments were made in the past, will be equal to $276,750,000). The Tranche C Loan amortizes in quarterly installments of $375,000, provided that the final installment shall be equal to the amount outstanding in respect of the Tranche C Loan (which, if we do not make any prepayments and assuming no prepayments were made in the past, will be equal to $138,750,000).
      We are generally required to prepay borrowings under the senior credit facilities with (1) 100% of the proceeds we receive from non-ordinary course asset sales, sale and leaseback transactions and insurance recovery events, (2) 100% of the proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreement, (3) 50% of the proceeds that we receive from the issuance of capital stock in an initial public offering, (4) the excess, if any, of 75% (or, if our leverage ratio is not greater than 2.5 to 1.0, 50%) of excess cash flow (as defined in the credit agreement) over the aggregate amount of term loans prepaid during the applicable fiscal year, and (5) any refunds received pursuant to a purchase price adjustment in connection with the acquisition of Red Simpson.

      The credit agreement also contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions; sales of assets; investments and acquisitions; indebtedness and liens; and restricted payments. Under the credit agreement, we are permitted maximum annual capital expenditures of $60,000,000 in the fiscal years ending 2005, 2006 and 2007 and $70,000,000 in any fiscal year thereafter, subject to a one year carry-forward of 50% of the unused amount from the previous fiscal year. The credit agreement also limits our payments on deferred compensation liability (as defined in the credit agreement) to $13,500,000 in the fiscal years ending 2005, 2006 and 2007, $6,500,000 in the fiscal year ending 2008 and $13,000,000 in any fiscal year thereafter, subject to a one year carry-forward on amounts not used during the previous fiscal year and to increases in the deferred compensation liability amounts as determined pursuant to the credit agreement.
      In addition, the credit agreement provides that we are required to meet the following financial covenants, which are tested quarterly:

•	a minimum cash interest coverage ratio based upon the ratio of consolidated EBITDA to consolidated cash interest expense, which will require us to maintain a ratio of 3.50 to 1.00, and

•	a maximum leverage ratio based upon the ratio of consolidated funded debt to consolidated EBITDA which will require us to maintain, beginning with the quarter ending on or about December 31, 2004 a ratio of 4.75 to 1.00 through the quarter ending on or about March 31, 2006, 4.50 to 1.00 from the quarter ending on or about June 30, 2006 to the quarter ending on or about March 31, 2007, 4.25 to 1.00 from the quarter ending on or about June 30, 2007 to the quarter ending on or about March 31, 2008, 3.75 to 1.00 from the quarter ending on or about June 30, 2008 to the quarter ending on or about March 31, 2009, 3.25 to 1.00 from the quarter ending on or about June 30, 2009 to the quarter ending on or about March 31, 2010, 3.00 to 1.00 from the quarter ending on or about June 30, 2010 to the quarter ending on or about March 31, 2011, 2.50 to 1.00 from the quarter ending and about June 30, 2011 to the quarter ending on or about March 31, 2012, and 2.25 to 1.00 thereafter.
      EBITDA, as defined under our credit agreement, is not calculated in the same manner as the EBITDA and Adjusted EBITDA figures presented in “Prospectus Summary — Summary Historical and Pro Forma Financial Data.”
      The credit agreement contains events of default that are customary for facilities and transactions of this type, including a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $10.0 million and an event of default that would be triggered by a change of control, as defined in the credit agreement.
SHARES ELIGIBLE FOR FUTURE SALE
      Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares will have on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
      Upon the closing of this offering, we will have outstanding approximately           shares of common stock, assuming no exercise of the underwriters’ over-allotment option. In addition, we have an aggregate of approximately 350,819 shares of common stock reserved for issuance under our 2002 Stock Option Plan A, our 2002 Stock Option Plan B and our 2005 Employee Stock Purchase Plan. All of the shares of our common stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, except for any shares that may be acquired by an affiliate of Pike Holdings, Inc., as the term “affiliate” is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Pike Holdings, Inc. and may include directors and officers of Pike Holdings, Inc. as well as significant stockholders of Pike Holdings, Inc. All remaining shares, and any of the shares issued pursuant to our

2002 Stock Option Plan A, our 2002 Stock Option Plan B and our 2005 Employee Stock Purchase Plan, will be “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.
Rule 144
      Generally, Rule 144 provides that a person who has beneficially owned “restricted” shares for at least one year will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will equal approximately shares of common stock immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding the filing of notice with respect to such sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and the availability of current public information about our company.
      In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions (other than the one-year holding period requirement) described in the preceding two paragraphs.
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the closing of this offering.
Registration Rights
      Pursuant to the stockholders agreement, LGB Pike LLC and its affiliates, which will beneficially own            shares of common stock after this offering, have the right to require us to effect additional registration statements, or “demand registrations.” In addition to our obligations with respect to demand registrations, each of LGB Pike LLC and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If we propose to register any of our securities other than a registration in connection with an employee benefit or similar plan or an exchange offer, we will be required to give each party to the stockholders agreement the opportunity to participate in such registration.
Lock-Up Agreements
      We, the selling stockholders and our directors and our executive officers have agreed not to offer or sell any shares of our common stock, or securities convertible into or exchangeable for our common stock, for a period of                      days after the date of this prospectus, subject to the exceptions listed under “Underwriting,” without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. as representatives of the underwriters.
      We have been advised by the representatives that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors, or is Pike Holdings, Inc. No agreement has been made between the representatives and our company or any stockholder pursuant to which the representatives will waive the lock-up restrictions.
Stock Options and Employee Stock Purchase Plan
      As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to our 2002 Stock Option Plan A, our 2002 Stock Option Plan B and our 2005 Employee Stock Purchase Plan. Shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market in compliance with applicable law, including Rule 144.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR
NON-U.S. STOCKHOLDERS
      This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of common stock if you purchase your common stock in this offering, you will hold the common stock as a capital asset and you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person.
      This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, financial asset securitization investment trust, person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or former U.S. citizen or resident). This summary does not discuss any aspect of U.S. federal alternative minimum tax, state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.
      WE URGE PROSPECTIVE NON-U.S. STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.
Dividends
      In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as capital gain.
      Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to

U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.
      We do not anticipate paying any dividends on the common stock in the foreseeable future.
Sale or Other Disposition of Common Stock
      You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•	you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of our common stock.
      Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.
Information Reporting and Backup Withholding
      We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.
      The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).
      Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. person or you are an exempt recipient. Information reporting will also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a non-U.S. person and certain other conditions are met or you are an exempt recipient.
      Any amounts withheld with respect to your shares of common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.
Estate Tax
      Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

UNDERWRITING
      We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	Shares

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Robert W. Baird & Co. Incorporated
Friedman, Billings, Ramsey Group, Inc.

Total

      The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
      The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.
      The underwriters have an option to buy up to                               additional shares of common stock from one of the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $           per share. The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
Paid by Us

	Without	With Full
	Over-allotment	Over-allotment
	Exercise	Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	Without	With Full
	Over-allotment	Over-allotment
	Exercise	Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $               .
      A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
      We, the selling stockholders and our directors and executive officers have agreed with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of           days after the date of this prospectus, may not, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons or entities in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant); or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in the bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      We will apply to have our common stock approved for listing on the New York Stock Exchange under the symbol “PEC.”
      In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
      These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.
      Neither we nor the selling stockholders or the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
      In the underwriting agreement, each underwriter will agree that:

•	it has not offered or sold and, prior to the date six months after the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, an affiliate of J.P. Morgan Securities Inc. acts as a lender under our senior credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
LEGAL MATTERS
      The validity of our common stock offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. The validity of the common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Pike Holdings, Inc. and subsidiaries as of June 30, 2003 and 2004, and for each of the two years in the period ended June 30, 2004 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Pike Holdings, Inc. and subsidiaries for the year ended June 30, 2002 included in this prospectus have been audited by Dixon Hughes PLLC, an independent registered public accounting firm, as stated in their report, and are included elsewhere in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
      The consolidated financial statements of Red Simpson, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003, included in this prospectus have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included elsewhere in this prospectus in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.
ADDITIONAL INFORMATION
      We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We filed with the SEC a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act, with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and no reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference.
      The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the Public Reference Room maintained by the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The SEC also maintains a website

(http://www.sec.gov) available to the public that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The registration statement of which this prospectus forms a part and the exhibits thereto may be obtained through the SEC’s website. For further information pertaining to our company and the common stock offered by this prospectus reference is made to the registration statement.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Pike Holdings, Inc. and Subsidiaries
      We have audited the accompanying consolidated balance sheets of Pike Holdings, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pike Holdings, Inc. and subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 2 to the consolidated financial statements, in 2004, the Company adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and changed its method of accounting for mandatorily redeemable preferred stock.
August 13, 2004, except for Note 17,
as to which the date is                     , 2005
Greensboro, North Carolina
      The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 17 to the financial statements.

/s/ Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Pike Holdings, Inc. and Subsidiaries
Mount Airy, North Carolina
      We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Pike Holdings, Inc. and subsidiaries for the year ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the operations and cash flows of Pike Holdings, Inc. and subsidiaries for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.
April 4, 2005 except for Note 17,
as to which the date is                     , 2005
Greensboro, North Carolina
      The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts described in Note 17 to the financial statements.

/s/ Dixon Hughes PLLC

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	June 30,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$3,637	$4,937
Accounts receivable, net	21,491	29,297
Work completed not billed	23,119	35,801
Inventories	5,766	6,162
Prepaid and other	4,040	1,167
Deferred income taxes	4,129	2,635

Total current assets	62,182	79,999
Property and equipment, net	171,488	190,600
Goodwill	—	3,000
Deferred loan costs, net	7,548	5,583
Other assets	4,030	7,914

Total assets	$245,248	$287,096

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,840	$4,741
Accrued compensation	11,795	15,865
Accrued expenses and other	2,731	3,009
Current portion of insurance claim accruals	2,444	1,887
Revolving credit facility	—	13,000

Total current liabilities	20,810	38,502
Long-term debt, net of current portion	140,000	137,000
Insurance and claim accruals, net of current portion	3,656	5,614
Deferred income taxes	39,904	43,980
Mandatorily redeemable preferred stock	—	5,810
Other liabilities	3,114	6,907

Commitments and contingencies
Mandatorily redeemable preferred stock	5,429	—

Stockholders’ equity:
Common stock, par value $1.00 per share; 10,000,000 authorized shares; 1,655,618 shares issued and outstanding at June 30, 2003 and 2004	1,656	1,656
Additional paid-in capital	508	928
Retained earnings	30,171	46,699

Total stockholders’ equity	32,335	49,283

Total liabilities and stockholders’ equity	$245,248	$287,096

The accompanying notes are an integral part of these consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and
per share amounts)

	Years Ended June 30,

	2002	2003	2004

Revenues	$273,235	$297,514	$356,697
Cost of operations	225,280	247,204	300,313

Gross profit	47,955	50,310	56,384
General and administrative expenses	13,976	15,783	17,812

Income from operations	33,979	34,527	38,572
Other expense (income):
Interest expense	2,802	11,862	9,192
Management fees	200	1,000	1,000
Recapitalization expenses	10,893	386	—
Other, net	(271)	493	246

Total other expense	13,624	13,741	10,438
Income before income taxes from continuing operations	20,355	20,786	28,134
Income tax expense	9,519	8,335	11,276

Income from continuing operations	10,836	12,451	16,858
Loss from discontinued operations, net of taxes	(324)	(621)	(330)

Net income	10,512	11,830	16,528
Decrease in redemption value of mandatorily redeemable preferred stock	—	12,071	—

Net income available to common stockholders	$10,512	$23,901	$16,528

Basic and diluted earnings (loss) per share available to common stockholders:
Income from continuing operations available to common stockholders	$2.68	$14.81	$10.18
Loss from discontinued operations, net	(0.08)	(0.38)	(0.20)

Net income available to common stockholders	$2.60	$14.43	$9.98

Weighted average basic and diluted common shares outstanding	4,040,199	1,655,618	1,655,618

The accompanying notes are an integral part of these consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

			Class A
	Common		Convertible	Class B	Class C	Class D	Class E	Additional
	Stock	Common	Common	Common	Common	Common	Common	Paid-In	Retained
	Shares	Stock	Stock	Stock	Stock	Stock	Stock	Capital	Earnings	Total

Balance July 1, 2001	3,283,609	$3,284	$1,353	$—	$—	$—	$—	$—	$166,196	$170,833
Net income for year	—	—	—	—	—	—	—	—	10,512	10,512
Proceeds from sale of 1,466,553 shares of common stock	1,466,553	7	—	1,146	313	—	—	75,804	—	77,270
Recapitalization of common stock	(302,883)	(860)	—	197	313	99	251	—	—	—
Cost of 4,447,279 shares of common stock purchased and exchanged for 1,000,000 shares of mandatorily redeemable preferred stock	(4,447,279)	(2,431)	(1,353)	—	(313)	(99)	(251)	(75,804)	(171,242)	(251,493)
Exchange of common stock	1,655,618	1,656	—	(1,343)	(313)	—	—	—	—	—
Equity compensation expense	—	—	—	—	—	—	—	88	—	88

Balance June 30, 2002	1,655,618	1,656	—	—	—	—	—	88	5,466	7,210
Net income for year	—	—	—	—	—	—	—	—	23,901	23,901
Equity compensation expense	—	—	—	—	—	—	—	420	—	420
Decrease in redemption value of preferred stock	—	—	—	—	—	—	—	—	—	—
Final settlement of recapitalization	—	—	—	—	—	—	—	—	804	804

Balance June 30, 2003	1,655,618	1,656	—	—	—	—	—	508	30,171	32,335
Net income for year	—	—	—	—	—	—	—	—	16,528	16,528
Equity compensation expense	—	—	—	—	—	—	—	420	—	420

Balance June 30, 2004	1,655,618	$1,656	$—	$—	$—	$—	$—	$928	$46,699	$49,283

The accompanying notes are an integral part of these consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,

	2002	2003	2004

Cash flows from operating activities:
Income from continuing operations	$10,836	$12,451	$16,858
Adjustments to reconcile income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation	17,162	17,625	19,457
Recapitalization expenses	10,893	386	—
Non-cash interest expense	291	2,927	922
Deferred income taxes	7	3,256	5,570
Unrealized (gain) loss on investments	342	55	(465)
(Gain) loss on sale of property and equipment	(4)	540	265
Equity compensation expense	88	420	420
Changes in assets and liabilities arising from continuing operations:
Accounts receivable and work completed not billed	1,094	(2,139)	(20,488)
Inventories, prepaids and other	(2,038)	1,334	2,132
Other assets	847	(1,175)	313
Insurance and claim accruals	5,429	(3,284)	1,401
Accounts payable and other	(899)	1,868	5,075

Net cash provided by operating activities from continuing operations	44,048	34,264	31,460

Cash flows from investing activities from continuing operations:
Purchases of property and equipment	(20,184)	(21,227)	(35,678)
Business acquisitions, net of cash acquired	—	—	(6,994)
Proceeds from sale of property and equipment	4,897	6,096	901

Net cash used in investing activities of continuing operations	(15,287)	(15,131)	(41,771)

Cash flows from financing activities from continuing operations:
Principal payments on long-term debt	(28,494)	(15,000)	(3,000)
Proceeds from long-term debt	170,000	—	—
Proceeds from revolving credit facility, net	—	—	13,000
Recapitalization expenses	(10,893)	(386)	—
Deferred loan costs	(9,173)	(47)	—
Proceeds from sale of common stock	77,259	804	—
Repurchase of common stock	(233,982)	—	—
Dividends paid	(337)	—	—
Other	(15)	(15)	(15)

Net cash provided by (used in) financing activities from continuing operations	(35,635)	(14,644)	9,985

Net cash provided by (used in) discontinued operations	1,395	(951)	1,626

Net increase (decrease) in cash and cash equivalents	(5,479)	3,538	1,300
Cash and cash equivalents beginning of year	5,578	99	3,637

Cash and cash equivalents end of year	$99	$3,637	$4,937

The accompanying notes are an integral part of these consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2002, 2003 and 2004
(in thousands, except share and per share amounts)

1.	Organization and Business

Organization
      The consolidated financial statements of Pike Holdings, Inc. and subsidiaries include the accounts of Pike Holdings, Inc., formerly known as Pike Equipment and Supply Company (the “Company”), and its wholly owned subsidiaries, Pike Electric, Inc. (“Pike Electric”), Pike Equipment and Supply Company, formerly known as Pike Equipment and Supply Company of North Carolina, Inc., and Red Simpson, Inc. (“Red Simpson”), which was acquired on July 1, 2004. The Company is a provider of outsourced electric distribution and transmission services in the United States and is headquartered in Mount Airy, North Carolina.
      As a result of the transactions consummated in 2002 in accordance with the recapitalization and investment agreement discussed below: (1) Pike Electric’s Articles of Incorporation were amended and restated to authorize four additional classes of common stock; (2) certain holders of Pike Electric ordinary common stock and Class A convertible common stock (including certain members of management) exchanged their shares for such newly authorized shares; (3) LGB Acquisition Corp. was merged with and into Pike Electric, with Pike Electric as the surviving corporation; (4) Pike Merger Sub, Inc., a wholly owned subsidiary of the Company, was merged with and into Pike Electric, with Pike Electric as the surviving corporation; (5) Pike Electric became a wholly owned subsidiary of its previously owned subsidiary, the Company; (6) the accounts of the Company were transferred to a newly created wholly owned subsidiary of the Company, Pike Equipment and Supply Company and, (7) the newly created Pike Equipment and Supply Company became a wholly owned subsidiary of Pike Electric.

Recapitalization and Non-Recurring Charges
      On April 18, 2002, a recapitalization of Pike Electric and its subsidiary was completed, as contemplated by the recapitalization agreement (the “April 2002 Recapitalization Agreement”), dated as of March 15, 2002, as amended on April 11, 2002, by and among LGB Pike LLC (“LGB Pike”), the Company, Pike Merger Sub, Inc., then a wholly owned subsidiary of the Company, Pike Electric and certain stockholders of Pike Electric named therein.
      Pursuant to the terms of the April 2002 Recapitalization Agreement, holders of Pike Electric ordinary common stock and Class A convertible common stock received cash and mandatorily redeemable preferred stock. Certain of the stockholders, including certain executive officers, retained and “rolled over” certain of the shares of stock held by them rather than receive the cash consideration corresponding to the shares held prior to the exchange described above. As a result of the merger of Pike Merger Sub, Inc. with and into Pike Electric, as discussed above, all shares of Pike Electric held by management and LGB Pike were exchanged for the common stock of the Company.
      Due to the significant “rollover” of equity interests by a number of stockholders who owned common stock of Pike Electric prior to the April 2002 Recapitalization Agreement, the transaction has been accounted for as a leveraged recapitalization. Accordingly, the Company has retained its historical cost basis of accounting. The shares repurchased by the Company have been cancelled.
      Upon completion of the April 2002 Recapitalization Agreement, LGB Pike owned common stock representing approximately 88% of the equity ownership of the Company and members of management owned common stock representing approximately 12%. The Company’s common stockholders maintain the same rights as the common stockholders prior to the transaction.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The Company incurred approximately $9,200 in debt issuance costs related to the April 2002 transactions, of which approximately $1,900 was paid to a related party affiliated with LGB Pike, Goldberg Lindsay & Co. LLC. These costs have been capitalized as long-term assets and are being amortized over the term of the indebtedness. In addition, the Company also incurred transaction costs of approximately $11,200, comprised of bonus payments of approximately $3,000 and professional service fees of approximately $8,200, of which approximately $1,900 was paid to Goldberg Lindsay & Co. LLC a related party affiliated with LGB Pike. In conjunction with the recapitalization, the Company entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, under which the Company is required to pay $1,000 annually in quarterly installments of $250. The Company incurred $200, $1,000 and $1,000 in management fee expense under this agreement for the years ended June 30, 2002, 2003 and 2004, respectively.

Business
      The Company operates in one reportable segment as a provider of outsourced electric distribution and transmission services. The Company’s customers include more than 150 electric utilities, cooperatives and municipalities across a contiguous 18-state region that stretches from Pennsylvania in the north to Florida in the southeast and to Texas in the southwest. The Company’s core services consist of the maintenance, upgrade and extension of electric distribution and sub-500 kV transmission power lines. Additionally, the Company provides storm restoration services and a variety of ancillary services. The Company does not have any operations or assets outside the United States.

2.	Significant Accounting Policies

Principles of Consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Investments
      The Company accounts for investments in equity securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Management determines the appropriate classification of its investments in equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.
      In accordance with SFAS No. 115, the Company has designated certain of its marketable securities as trading securities. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses, as appropriate.

Revenue Recognition
      Revenues from service agreements are recognized when services are performed. The Company generates substantially all of its revenues from service agreements based on a price per hour worked or a price per unit of service. Revenue on hourly based services is determined based on actual labor and equipment time completed and materials used. Revenue on unit-based services is recognized as the units are completed, and the price for each unit is determined by the contract. The Company immediately recognizes the full amount of any estimated loss on its unit-based services if estimated costs to complete the remaining units exceed the revenues to be received.
      Work completed and not billed represents revenues earned on hourly service agreements and recognized in the period performed but not billed until a subsequent period and work performed on certain unit-based service agreements and not yet billed to customers in accordance with individual contract terms regarding the timing of billing.

Accounts Receivable
      All trade accounts receivable are due from customers located within the United States. Historically, due to the high credit quality of its customers, the Company has not incurred material bad debts. The Company’s evaluation of the collectibility of its trade accounts receivable is based on analysis of specific customers, historical experience and current economic trends. Accounts are written off after all means of collectibility, including legal action, are exhausted. In some instances, a portion of the total revenues billed under the contract are held by the customer as a “retainage” until the contract is complete.

Inventories
      Inventories consist of machine parts, supplies, small tools and other materials used in the ordinary course of business and are stated at the lower of average cost or market.

Property and Equipment
      Property and equipment is stated at cost. Depreciation is calculated using cost, reduced by its estimated salvage value, using the straight-line method over the estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred.
      The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment on assets classified as “held and used” is evaluated when the sum of the undiscounted estimated cash flows expected is less than the carrying value of the assets. If such measurement indicates a possible impairment, the estimated fair value of the asset is compared to the net book value to measure the impairment charge, if any. When the criteria for classifying assets as “held for sale” has been met, the assets are recorded at the lower of carrying value or fair value, less selling costs.

Goodwill
      Goodwill is recorded at cost based on the excess of the purchase price over the fair value of assets acquired. SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives may not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Estimating future cash flows requires significant judgment and the Company’s projections may vary from cash flows actually realized.

Insurance and Claim Accruals
      The Company is subject to workers’ compensation, vehicle and general liability, and health insurance claims. To mitigate a portion of these risks, the Company maintains insurance for individual workers’ compensation, vehicle and general liability claims exceeding $500, and health insurance claims of $225 per person on an annual basis. The amount of loss reserves and loss adjustment expenses is determined based on an estimation process that uses information obtained from both company-specific and industry data, as well as general economic information. The estimation process for insurance loss exposure requires management to monitor and evaluate the life cycle of claims. Using data obtained from this monitoring and the Company’s assumptions about the emerging trends, management develops information about the size of ultimate claims based on its historical experience and other available market information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Management also monitors the reasonableness of the judgments made in the prior year’s estimation process (referred to as a hindsight analysis) and adjusts current year assumptions based on the hindsight analysis. Additionally, beginning in 2003, the Company utilizes an actuary to evaluate open claims and estimate the ongoing development exposure.
      At June 30, 2003 and 2004, accruals for estimated insurance and claims are $6,100 and $7,501, respectively.

Stock-Based Compensation
      In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require more prominent disclosure in the summary of significant accounting policies about the method of accounting for the effects of an entity’s accounting policy with respect to stock-based employee stock compensation and the effect of the method used on reported net income results.
      The Company has elected to continue to account for stock options granted to employees using the intrinsic value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and thus recognizes no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. The pro forma information regarding net income as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees for the years ended June 30, 2002, 2003 and 2004:

Dividend yield	—
Risk-free interest rate	5.02%
Volatility	0.45
Expected life	6 years
      For purposes of disclosures pursuant to SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period using the straight line method. The following table illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Years Ended June 30,

	2002	2003	2004

Net income available to common stockholders, as reported	$10,512	$23,901	$16,528
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	88	420	420
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income tax effects	(293)	(1,403)	(1,403)

Pro forma net income available to common stockholders	$10,307	$22,918	$15,545

Net income available to common stockholders per share—basic and diluted, as reported	$2.60	$14.43	$9.98

Net income available to common stockholders per share—basic and diluted, pro forma	$2.55	$13.84	$9.39

Earnings Per Share
      Basic earnings per common share available to common stockholders is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised and has been computed after giving consideration to the weighted average dilutive effect of the Company’s stock options, if any, using the treasury stock method.

Deferred Loan Costs
      Deferred loan costs are being amortized over the term of the related debt using the effective interest method. Accumulated amortization amounted to approximately $1,672 and $3,637 at June 30, 2003 and 2004, respectively.

Income Taxes
      The liability method is used in accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for operating income and tax credit carryforwards and for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Adoption of Recent Accounting Pronouncement
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.
      Effective July 1, 2003, the Company adopted SFAS No. 150. Upon the adoption of SFAS No. 150, the Company’s mandatorily redeemable preferred stock (“Preferred Stock”) totalling $5,810 as of June 30, 2004 has been classified as a long-term liability in the Company’s consolidated balance sheet as it is redeemable at a fixed and determinable date (April 18, 2022). Changes in the redemption value related to the Preferred Stock, which previously had been recorded below net income as a charge in determining net income available to common stockholders have been charged to interest expense in the accompanying consolidated statement of income since adoption of this standard on July 1, 2003 and amounted to $381 during the year ended June 30, 2004. In accordance with SFAS No. 150, changes in the redemption value of the Preferred Stock recorded prior to July 1, 2003 have not been reclassified to interest expense. Prior to the adoption of SFAS No. 150, changes in the redemption value of the Preferred Stock were accounted for as a direct reduction to stockholders’ equity, and the Preferred Stock was presented between liabilities and stockholders’ equity in the Company’s consolidated balance sheet.

Reclassifications
      Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. These reclassifications had no impact on net income or stockholders’ equity.

3.	Property and Equipment
      Property and equipment is comprised of the following:

	Estimated
	Useful	June 30,
	Lives in
	Years	2003	2004

Land	—	$2,995	$3,315
Building	15-39	25,153	25,295
Machinery and equipment	3-18	240,053	275,181

Total		268,201	303,791
Less: accumulated depreciation		96,713	113,191

Property and equipment, net		$171,488	$190,600

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

4.	Investments
      Investments consist of the following:

	June 30,

	2003		2004

	Fair Value	Cost	Fair Value	Cost

Trading securities	$3,108	$3,863	$4,268	$4,558

      Trading securities are included in “Other assets” at fair value.

5.	Debt
      Debt consists of the following:

	June 30,

	2003	2004

Revolving credit facility	$—	$13,000

$170,000 term loan	$140,000	$137,000
Less: current portion of long-term debt	—	—

	$140,000	$137,000

      On April 18, 2002, in connection with the recapitalization discussed in Note 1, the Company entered into a secured bank credit agreement (“Credit Agreement”) consisting of: (i) a $170,000 term facility (“Term Loan”) due April 18, 2010 bearing interest at a variable rate based on the Company’s leverage ratio (LIBOR plus a margin of 3.25% and 3.25% at June 30, 2003 and 2004 respectively), with interest payable monthly and principal payments payable quarterly beginning on September 30, 2002; and, (ii) a $40,000 revolving facility (“Revolver”), which matures April 18, 2008 and bears interest at a variable rate based on the Company’s leverage ratio (LIBOR plus a margin of 2.75% and 2.75% at June 30, 2003 and 2004, respectively), with interest on the outstanding balance payable monthly. The proceeds of the Term Loan were used to pay the merger consideration to the former stockholders, to retire approximately $12,000 of the then outstanding 7.125% note due October 1, 2013, to pay transaction fees and expenses of approximately $12,100 and to provide the Company with working capital for operations.
      The amount available under the Revolver is reduced by letters of credit outstanding and was approximately $18,000 at June 30, 2004. Outstanding letters of credit, primarily for insurance purposes, totaled $11,662 and $8,950 at June 30, 2003 and 2004, respectively.
      The Credit Agreement is secured by substantially all of the assets of the Company and contains certain covenants that, among other things, limit the payments of dividends and restricts additional indebtedness and obligations, and requires maintenance of certain financial ratios.
      Pursuant to the terms of the Credit Agreement, the Company may prepay any loans under the agreement in whole or in part, without penalty. The Company has made payments on the Term Loan in an aggregate amount of $15,000 and $3,000 in 2003 and 2004, respectively. In accordance with the Credit Agreement, no scheduled payments are due on the Term Loan through December 31, 2009.
      Subsequent to year-end on July 1, 2004, the Company obtained a new secured bank credit agreement (“2004 Credit Agreement”) in connection with the business acquisition discussed in Note 16. The 2004 Credit Agreement consists of: (i) a $300,000 term facility due July 1, 2012 bearing interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin of ranging from 2.00% to 2.25% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Rate plus 0.50%, plus a margin ranging from 1.00% to 1.25%; interest is payable monthly and principal payments are payable quarterly beginning on September 30, 2004; and (ii) a $70,000 revolving facility which matures July 1, 2010 and bears interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin ranging from 2.00% to 2.50% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.50%; interest on the outstanding balance is payable monthly. The proceeds of the term loan were used to pay the acquisition consideration discussed in Note 16, to retire approximately $137,000 of the outstanding amounts under the Credit Agreement, to pay loan issuance costs of approximately $10,200 and acquisition transaction fees and expenses of approximately $4,200, and to provide the Company with working capital for operations. Approximately $1,200 in loan costs were incurred during the year ended June 30, 2004 related to the 2004 Credit Agreement and were included in capitalized transaction costs and accrued as transaction liabilities in the Company’s Consolidated Balance Sheets at June 30, 2004. In connection with the 2004 Credit Agreement, the Company wrote off the remaining unamortized portion of deferred loan costs related to the previous Credit Agreement totaling approximately $5,583, which will be recorded in the Company’s Statement of Income for the year ended June 30, 2005.
      Cash paid for interest expense totaled $2,341, $8,882 and $8,190 for the years ended June 30, 2002, 2003 and 2004, respectively.

6.	Mandatorily Redeemable Preferred Stock
      The Company’s Preferred Stock consists of Series A preferred stock issued in connection with the April 2002 Recapitalization Agreement discussed in Note 1. At June 30, 2003 and 2004, 1,000,000 shares, no par value, were authorized, issued and outstanding. The holders of shares of the Preferred Stock are not entitled to receive any dividends. The Preferred Stock is not puttable at the option of the holder or callable at the option of the Company prior to the stated redemption date except upon certain limited events, such as certain change of control transactions or the sale of substantially all of the Company’s assets. The Preferred Stock is mandatorily convertible upon an initial public offering at the liquidation value at the date of the offering. The shares of the Preferred Stock, in accordance with the terms of the preferred stock agreement, are mandatorily redeemable on April 18, 2022, the twentieth anniversary of their date of issue. The Preferred Stock was issued with a base value of $45 per share and was initially recorded at fair value of $17,500.
      The liquidation value of a share of Preferred Stock will accrete at a rate equal to 7% per annum (such accretion will be calculated using compounding on an annual basis on December 31 of each year and will equal the adjusted base value plus the aggregate of all accretion). The base value will be subject to adjustment based on targeted levels of adjusted earnings before income taxes, depreciation and amortization (“Adjusted EBITDA”) and average Adjusted EBITDA, as defined in the preferred stock agreement, beginning with the fiscal year ending June 30, 2002 and ending with fiscal year ending June 30, 2006. It is the Company’s policy to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the preferred stock to equal the redemption value at the end of each reporting period as if the end of the reporting period was the redemption date of the security. If average Adjusted EBITDA did not meet minimum levels prescribed in the preferred stock agreement for the fiscal years ending June 30, 2002 and 2003, the adjusted base value would be zero. Because of the uncertainty of redemption, the Company did not adjust the initial carrying amount until redemption was deemed to be probable. Based upon sufficient levels of Adjusted EBITDA and average Adjusted EBITDA levels for fiscal years ending June 30, 2002 and 2003, the Company determined that redemption was probable. Accordingly, the carrying value of the preferred stock was reduced to $5,429 at June 30, 2003, with the offsetting adjustment reflected as an increase in net income available to common stockholders of $12,071 in the Consolidated Statements of Income.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      As discussed in Note 2, beginning in fiscal 2004, the Company adopted SFAS No. 150. The carrying value of the Preferred Stock was $5,810 at June 30, 2004, with the $381 increase in carrying value reflected as interest expense for the fiscal year ended June 30, 2004.

7.	Income Taxes
      Income taxes from continuing operations consisted of the following:

	Years Ended June 30,

	2002	2003	2004

Current	$9,512	$5,079	$5,706
Deferred	7	3,256	5,570

Total	$9,519	$8,335	$11,276

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	June 30,

	2003	2004

Deferred tax liabilities:
Tax over book depreciation	$42,876	$48,885
Other	828	621

Total deferred tax liabilities	43,704	49,506

Deferred tax assets:
Deferred compensation	1,527	1,802
Workers compensation	3,200	3,492
Recapitalization expenses	1,214	894
Accrued vacation	1,401	1,569
Other	587	404

Total deferred tax assets	7,929	8,161

Net deferred tax liabilities	$35,775	$41,345

      The balance sheet classification of deferred income taxes is as follows:

	June 30,

	2003	2004

Current assets	$4,129	$2,635
Non-current liabilities	39,904	43,980

Net deferred tax liabilities	$35,775	$41,345

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The differences between the income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

	2002

			2003

	Years Ended June 30,

					2004

Computed tax at federal statutory rate	$6,972	35.0%	$6,966	35.0%	$10,675	35.0%
State income taxes, net of federal benefit	1,025	5.1%	890	4.6%	1,316	6.6%
Recapitalization expenses	1,591	8.0%	129	0.6%	—	0.0%
Permanent differences	193	1.0%	221	1.1%	96	0.5%
Credits and other	(262)	(1.3)%	129	0.6%	(811)	(4.1)%

Net income tax expense	$9,519	47.8%	$8,335	41.9%	$11,276	38.0%

      Cash paid for income taxes totaled $9,595, $5,049 and $2,796 for the years ended June 30, 2002, 2003 and 2004, respectively.

8.	Employee Benefit Plans
      The Company sponsors a defined contribution plan that covers all full-time employees of the Company. Contributions relating to the defined contribution plan will be made based upon the plan’s provisions. In November 2003, the Company amended the defined contribution plan whereby the Company’s matching contributions were suspended. In July 2004, the Company’s matching contributions were resumed. Additional amounts may be contributed at the option of the Company’s board of directors. The Company contributions were $1,327, $1,425 and $572 for the years ended June 30, 2002, 2003 and 2004, respectively.

9.	Stockholders’ Equity

Earnings Per Share
      The following table sets forth a reconciliation of the numerators and denominators in computing earnings per share available to common stockholders in accordance with SFAS No. 128.

	Years Ended June 30,

	2002	2003	2004

Income from continuing operations	$10,836	$12,451	$16,858
Decrease in redemption value of Preferred Stock	—	12,071	—
Income from continuing operations available to common stockholders	10,836	24,522	16,858
Loss from discontinued operations, net	(324)	(621)	(330)

Net income available to common stockholders	$10,512	$23,901	$16,528

Weighted average basic and diluted common shares outstanding:	4,040,199	1,655,618	1,655,618
      Common stock options listed below for the years ended June 30, 2002, 2003 and 2004 were not included in the computation of diluted earnings per share because the exercise prices are greater than the

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
average fair value price of the Company’s common stock during those periods such that the effect would be anti-dilutive.

	June 30,

	2002	2003	2004

Common stock options	173,836	175,368	175,368

LGB Pike Membership Units
      Certain members of the Company’s management were granted profit participation units at LGB Pike in connection with the April 2002 Recapitalization Agreement. The fair value of the units, determined by a third party valuation, was $1,260 and generally vest over three years, which is being amortized into compensation expense.

Stock Option Plans
      Effective April 18, 2002, the Company implemented the 2002 Stock Option Plan A (“Stock Plan A”). Stock Plan A authorizes the Board of Directors to grant nonqualified stock options to employees, officers, and directors of the Company. As of June 30, 2003 and 2004, there were 128,770 shares of common stock reserved for issuance, of which 6,011 were available for grant. Under Stock Plan A, stock options must be granted at a price not less than the fair market value at the date of grant. Options granted under the Stock Plan A have a term of up to ten years. Stock options issued under Stock Plan A generally, vest over a four-year period beginning on the date of the grant.
      Effective April 18, 2002, the Company implemented the 2002 Stock Option Plan B (“Stock Plan B”). Stock Plan B authorizes the Board of Directors to grant nonqualified stock options to employees, officers, and directors of the Company. As of June 30, 2003 and 2004, there were 55,187 shares of common stock reserved for issuance, of which 2,578 were available for grant. Under Stock Plan B, stock options must be granted at a price not less than the fair market value at the date of grant. Options granted under the Stock Plan B have a term of up to ten years. Stock options issued under Stock Plan B generally, vest over a four-year period beginning on the date of the grant. Exercise of stock options issued under Stock Plan B is contingent upon certain specified events occurring as described in the plan agreement, primarily regarding one of the Company’s owners liquidating its position and receiving a stated return on its original investment. Because of this contingency, the Stock Plan B options are considered a target stock price award, and the Company has appropriately factored in the contingency in determining a value for the options in accordance with SFAS No. 123.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      A summary of the Company’s stock option plans at June 30, 2002, 2003 and 2004 and changes during each of the years then ended is presented in the table below:

				Weighted
				Average
	Options	Options	Exercise	Exercise
	Available	Outstanding	Price	Price

Balance at July 1, 2001	—	—	$—	$—
Exercised	—	—	—	—
Granted	—	173,836	56.12	56.12

Balance at June 30, 2002	10,121	173,836	56.12	56.12
Exercised	—	—	—	—
Cancelled	—	(15,636)	56.12	56.12
Granted	—	17,168	56.12	56.12

Balance at June 30, 2003	8,589	175,368	56.12	56.12
Exercised	—	—	—	—
Granted	—	—	—	—

Balance at June 30, 2004	8,589	175,368	$56.12	$56.12

      As of June 30, 2003 and 2004, respectively, options to purchase 30,690 and 61,380 shares of common stock outstanding were exercisable. The weighted average remaining contractual life of options outstanding at June 30, 2003 and 2004 was 8.8 and 7.8 years, respectively.

10.	Leases
      The Company leases various technology hardware, real estate used as satellite offices and storage facilities, and an airplane under operating leases with terms ranging from one to ten years. The Company also rents various vehicles and equipment on short term month-to-month leases. At June 30, 2004, the future minimum lease payments under the operating leases are as follows:

2005	$1,122
2006	843
2007	707
2008	557
2009	525
Thereafter	2,608

$6,362

      Rent expense related to operating leases was approximately $86, $289 and $845 for the years ended June 30, 2002, 2003 and 2004, respectively. The Company does not have any leases that are classified as capital leases for any of the periods represented by these financial statements.

11.	Discontinued Operations
      During the year ended June 30, 2004, the Company discontinued the operations of its Industrial division due to decreasing market share and poor profitability. The assets disposed of included approximately $640 of equipment, net of accumulated depreciation of $494. The results of operations and statement of financial position have been reported as a discontinued operation for the year ended June 30, 2004 and for all prior years presented herein.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The following summarizes the operating results from discontinued operations for the Industrial division in the Consolidated Statements of Income:

	Years Ended June 30,

	2002	2003	2004

Revenue	$9,458	$8,379	$1,933
Operating loss	(523)	(1,009)	(544)
Income tax benefit	199	388	214

Loss from discontinued operations	$(324)	$(621)	$(330)

12.	Financial Instruments

Concentrations of Credit Risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable. The Company had accounts receivable from one customer of $6,254 and $6,048 at June 30, 2003 and 2004. The Company had sales to the same customer, which comprised 26%, 26% and 20% of the Company’s consolidated net sales for the years ended June 30, 2002, 2003 and 2004. The Company performs periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Credit losses have generally been within management’s estimates. At June 30, 2003 and 2004, the Company had cash in excess of federally insured limits with a financial institution of approximately $5,800 and $4,800, respectively.

Off-Balance Sheet Risk
      At June 30, 2003 and 2004, the Company had letters of credit outstanding totaling $11,622 and $8,950, respectively as required by its workers’ compensation, vehicle liability insurance providers and to the surety bond holder.

Fair Value of Financial Instruments
      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments: i) investments classified as trading securities are reported in the consolidated balance sheet at fair market value; ii) accounts receivable and accounts payable carrying amounts reported in the balance sheet approximate their fair value; iii) long and short-term debt carrying amounts approximate their fair value due to the market-determined, variable interest rates; and iv) Preferred Stock is stated in accordance with SFAS No. 150, see Note 6.

Derivatives
      During the year ended June 30, 2003, the Company entered into interest rate swap agreements with two banks to manage its interest rate risk. In accordance with the provisions of SFAS No. 133, Accounting for Derivatives and Hedging Activities, these agreements did not meet the criteria to qualify for hedge accounting and are marked to market and are included in other current liabilities on the balance sheet at fair value in the amount of $1,526 and $102 at June 30, 2003 and 2004, respectively. The Company recognized a gain (loss) on the change in fair value of the derivatives of $(1,526) and $1,424, included in interest expense in the income statement, for the years ended June 30, 2003 and 2004, respectively.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

13.	Related Party Transactions and Agreements

Stockholders Agreement
      The Company, LGB Pike and certain other stockholders are parties to a stockholders agreement. The stockholders agreement covers matters of restrictions on transfers of common stock, corporate governance and registration rights, as described below.

Restrictions on Transfer of Shares. Under the terms of the stockholders agreement, each stockholder agreed not to transfer or sell any shares of common stock unless such transfer or sale is pursuant to an effective registration statement or unless consented to by the company.

Corporate Governance. The stockholders agreement provides that the current President and Chief Executive Officer (“CEO”) will have the right to occupy one seat on the board of directors so long as he is the CEO and, together with a related Trust, owns at least 89,564 shares. So long as the CEO has the right to a seat on the board of directors, then LGB Pike and any affiliate of LGB Pike, agrees to vote in favor of the election of the CEO.

Registration Rights. The stockholders agreement provides that LGB Pike and its affiliates and the other stockholders party to the stockholders agreement have registration rights with respect to its stock. LGB Pike and its affiliates have the right to require the Company to effect additional registration statements, or “demand registrations.” In addition to its rights with respect to demand registrations, each of LGB Pike and its affiliates and the other stockholders party to the stockholders agreement have “piggyback” registration rights. If the Company proposes to register any of its securities, other than a registration in connection with an employee benefit or similar plan or an exchange offer, the Company will be required to give each party to the stockholders agreement the opportunity to participate in such registration.

Management Agreement
      On April 18, 2002, the Company entered into a management advisory services agreement with Goldberg Lindsay & Co. LLC, an affiliate of Lindsay Goldberg & Bessemer, for ongoing management advisory services. The agreement was amended and restated on July 1, 2004 increasing the management fee to $375 per quarter from $250 per quarter. Pursuant to the agreement, the Company also agreed to indemnify Goldberg Lindsay & Co. LLC and its members, partners and affiliates, and their respective directors, officers, agents and employees against losses arising out of or in connection with the agreement, any activities contemplated by the agreement or any services rendered under the agreement.

14.	Business Acquisitions
      On September 26, 2003, the Company completed the purchase of the assets of Eden Electric, Inc., an electrical contractor based in Springfield, Tennessee. The acquisition was accounted for as a purchase. The aggregate purchase price was $6,994 of which $3,000 was allocated to goodwill. The net assets acquired consisted primarily of equipment. The purchase price was made in cash from existing cash balances. The pro forma results of operations taking into account this acquisition, as if it occurred and at the beginning of the period, are not materially different from the historical results presented.

15.	Commitments and Contingencies
Litigation
      The Company is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, property

PIKE HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company accrues reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company’s results of operations or financial position.

Performance Bonds
      In certain circumstances the Company is required to provide performance bonds in connection with its contractual commitments. The Company has indemnified the surety for any expenses that may be paid out under these performance bonds. At June 30, 2004, the Company has an outstanding letter of credit of $3,000 to provide collateral to the surety. At June 30, 2004 the total amount of outstanding performance bonds was approximately $22,800.

16.	Subsequent Event

Acquisition of Red Simpson
      On July 1, 2004, the Company acquired all of the outstanding stock of Red Simpson, an electric transmission and distribution service provider headquartered in Alexandria, Louisiana. The total cash purchase price was approximately $193,900, net of cash acquired of approximately $2,200. The acquisition was financed through the issuance of $71,000 in new common equity to some of our existing stockholders and $122,900 of new indebtedness under the credit agreement, which was refinanced in connection with the transaction, see Note 6. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations. The Company is in the process of evaluating the valuation of the assets acquired and related allocation of the purchase price. In addition, Goldberg Lindsay & Co. LLC received a one-time transaction fee for the structuring of the transactions and the related financing of $3,125.

17.	Stock Split

Stock Split
      On                     , 2005 the Company’s Board of Directors adopted, and on                     , 2005 the stockholders approved, a                     to                     reverse stock split of the Company’s common stock effective as of                     . All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock split.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share amounts)

	December 31,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$275	$12,588
Accounts receivable, net	25,964	80,301
Work completed not billed	23,724	45,162
Inventories	5,213	7,183
Prepaid and other	3,870	3,518
Deferred income taxes	4,129	17,368

Total current assets	63,175	166,120
Property and equipment, net	186,329	277,999
Goodwill	3,000	89,347
Other intangibles, net	—	57,969
Deferred income taxes	—	1,434
Deferred loan costs, net	6,565	10,564
Other assets	4,543	6,682

Total assets	$263,612	$610,115

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,716	$14,527
Accrued compensation	9,558	13,806
Accrued expenses and other	5,500	12,050
Deferred compensation	110	13,617
Current portion of long-term debt	—	1,500
Revolving credit facility	8,500	9,369

Total current liabilities	30,384	64,869
Long-term debt, net of current portion	137,000	408,500
Deferred income taxes	43,777	89,151
Mandatorily redeemable preferred stock	5,614	6,007
Other liabilities	7,169	20,442
Commitments and contingencies
Stockholders’ equity:
Common stock, par value $1.00 per share; 10,000,000 shares authorized; 1,655,618 and 1,415,036 shares issued and outstanding at December 31, 2003 and 2004, respectively	1,656	1,415
Additional paid-in capital	717	—
Retained earnings	37,295	19,731

Total stockholders’ equity	39,668	21,146

Total liabilities and stockholders’ equity	$263,612	$610,115

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(in thousands, except share and per share amounts)

	Six Months Ended
	December 31,

	2003	2004

Revenues	$173,892	$369,774
Cost of operations	148,001	291,459

Gross profit	25,891	78,315
General and administrative expenses	8,858	24,571

Income from operations	17,033	53,744
Other expense (income):
Interest expense	4,467	14,844
Management fees	500	750
Other, net	(22)	(32)

Total other expense	4,945	15,562
Income from continuing operations before income taxes	12,088	38,182
Income tax expense	4,719	15,453

Income from continuing operations	7,369	22,729
Loss from discontinued operations, net of taxes	(245)	—

Net income	$7,124	$22,729

Basic earnings per share:
Income from continuing operations	$4.45	$9.90
Loss from discontinued operations, net	(0.15)	—

Net income per share	$4.30	$9.90

Weighted average basic common shares outstanding:	1,655,618	2,296,633

Diluted earnings per share:
Income from continuing operations	$4.45	$9.77
Loss from discontinued operations, net	(0.15)	—

Net income per share	$4.30	$9.77

Weighted average diluted common shares outstanding:	1,655,618	2,327,587

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Six Months Ended
	December 31,

	2003	2004

Cash flows from operating activities:
Income from continuing operations	$7,369	$22,729
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	9,323	18,658
Non-cash interest expense	335	7,368
Provision for deferred income taxes	4,713	9,393
Unrealized gain on investments	(354)	(566)
(Gain) loss on sale of property and equipment	(7)	46
Equity compensation expense	210	444
Changes in assets and liabilities arising from continuing operations:
Accounts receivable and work completed not billed	(3,480)	(18,297)
Inventories, prepaids and other	(2,254)	(2,171)
Deferred compensation	399	(9,338)
Other assets	(3,234)	(6,233)
Insurance and claim accruals	(202)	57
Accounts payable and other	2,109	1,604

Net cash provided by operating activities from continuing operations	14,927	23,694
Cash flows from investing activities of continuing operations:
Purchases of property and equipment	(24,512)	(27,454)
Business acquisitions, net of cash acquired	—	(193,928)
Proceeds from sale of property and equipment	419	1,032

Net cash used in investing activities from continuing operations	(24,093)	(220,350)
Cash flows from financing activities of continuing operations:
Principal payments on long-term debt	(3,000)	(178,500)
Proceeds from long-term debt	—	450,000
Borrowings (payments) on revolving credit facility, net	8,500	(3,631)
Deferred loan costs	—	(12,254)
Proceeds from sale of common stock	—	71,975
Repurchase of common stock	—	(123,283)

Net cash provided by financing activities of continuing operations	5,500	204,307

Net cash provided by discontinued operations	304	—

Net increase (decrease) in cash and cash equivalents	(3,362)	7,651
Cash, and cash equivalents beginning of period	3,637	4,937

Cash, and cash equivalents end of period	$275	$12,588

The accompanying notes are an integral part of these condensed consolidated financial statements

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands, except share and per share amounts)

1.	Basis of Presentation
      The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with the requirements of Article 10 of Regulation S-X included in the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. The Company believes that the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim consolidated financial statements have been included. Operating results for the six months ended December 31, 2003 and 2004 are not necessarily indicative of the results that may be expected for full year. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal years ended June 30, 2003 and 2004. Certain amounts in the accompanying statements have been reclassified for comparative purposes.

2.	Significant Accounting Policies

Stock Based Compensation
      In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (“APB”) Opinion No. 28, Interim Financial Reporting, to require more prominent disclosure in the summary of significant accounting policies about the method of accounting for the effects of an entity’s accounting policy with respect to stock-based employee stock compensation and the effect of the method used on reported net loss results.
      The Company has elected to continue to account for stock options granted to employees using the intrinsic-value method as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and, thus recognizes no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant. The pro forma information regarding pro forma net income as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.
      For purposes of disclosures pursuant to SFAS No. 123, as amended by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following table

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Six Months Ended
	December 31,

	2003	2004

Net income, as reported	$7,124	$22,729
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	210	2,880
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income tax effects	(702)	(841)

Pro forma net income	$6,632	$24,768

Net income per share — diluted, as reported	$4.30	$9.77

Net income per share — diluted, pro forma	$4.01	$10.64

Valuation of Goodwill and Intangible Assets
      As a result of the Company’s acquisition of Red Simpson, Inc. (“Red Simpson”) the Company acquired certain intangible assets including contracts, customers and non-compete agreements totaling $60,810, which are being amortized over their estimated useful lives ranging from 3 to 30 years, see Note 3. SFAS No. 142, Goodwill and Other Intangible Assets, provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. Goodwill shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the assets and its eventual disposition. Estimating future cash flows requires significant judgment and the Company’s projections may vary from cash flows eventually realized.

Recent Accounting Pronouncements
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      SFAS No. 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(1) A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(2) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      The Company plans to adopt SFAS No. 123(R) using the modified prospective method. As permitted by SFAS No. 123(R), the Company currently accounts for share-based payments to employees using intrinsic value method prescribed in APB Opinion 25 and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), no amount of operating cash flows have been recognized in prior periods for such excess tax deductions.

3.	Acquisition
      On July 1, 2004, the Company acquired all of the outstanding stock of Red Simpson, Inc. (“Red Simpson”), an electric transmission and distribution services provider headquartered in Alexandria, Louisiana prior to the acquisition. The total cash purchase price was approximately $193,900, net of cash acquired of approximately $2,200. The acquisition was financed through the issuance of approximately $71,000 in new common equity to certain of our existing stockholders and approximately $122,900 of new indebtedness under the Company’s secured bank credit agreement, which was refinanced in connection with the transaction, see Note 8. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations.
      The preliminary purchase price has initially been allocated to the fair value of assets acquired and liabilities assumed as follows:

Accounts receivable	$35,042
Work completed not billed	7,027
Other current assets	18,257
Property, plant & equipment	76,840
Goodwill	86,347
Identified intangible assets	60,810
Other non-current assets	1,384
Accounts payable and accrued expenses	(12,933)
Insurance payable	(14,121)
Deferred compensation	(28,948)
Deferred income taxes	(35,777)

Total net assets acquired	$193,928

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Identified intangible assets consisting of customer relationships, non-compete agreements and contract backlog have been valued at approximately $43,200, $10,600 and $7,000, respectively and will be amortized over their estimated useful lives ranging from 3 to 30 years.

Pro Forma Financial Information
      The following table provides pro forma unaudited consolidated statements of operations data for the period July 1, 2003 to December 31, 2003 as if the acquisition of Red Simpson had occurred as of July 1, 2003:

Pro Forma
for the Six
Months Ended
December 31,
2003

Revenues	$274,147
Income from continuing operations	$10,439
Weighted average basic and diluted common shares outstanding	2,415
Basic and diluted net income from continuing operations per share	$4.32
      The historical results of operations for the six months ended December 31, 2004 have been adjusted to reflect the pro forma effects of the acquisition. The principal adjustments include (1) the effects on amortization expense (included in cost of sales and general and administrative expenses) resulting from establishing identified intangible assets and corresponding amortization; (2) the effect of depreciation expense resulting from a change in value of assets and corresponding depreciation; (3) deferred compensation charges related to the acquisition; (4) additional interest expense related to additional debt used to finance the acquisition; and (5) the addition of common shares issued to finance the acquisition. The above pro forma information is not necessarily indicative of the results of operations that would have occurred had the July 1, 2004 acquisition been made as of July 1, 2003, or of results that may occur in the future.

4.	Recapitalization
      In December 2004, the Company underwent a recapitalization whereby it borrowed a new $150,000 term loan under its existing credit facility, $20,000 of which was used to redeem all of the outstanding shares of its Series A preferred stock in January, 2005, and $127,500 of which was used to repurchase 999,832 shares of its common stock and options to purchase 80,351 shares of common stock. The repurchased stock options were from members of management and the Company incurred compensation expense of approximately $4,200 during the six month period ended December 31, 2004. In addition, a charge of approximately $14,000 will be incurred in the period ended March 31, 2005 related to the redemption of the Series A preferred stock.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.	Stockholders’ Equity

Earnings Per Share
      The following table sets forth a reconciliation of the numerators and denominators in computing earnings per common share in accordance with SFAS No. 128.

	Six Months Ended
	December 31,

	2003	2004

	(Unaudited)
Net income	$7,124	$22,729

Weighted average number of common shares outstanding (in thousands)	1,656	2,297

Basic earnings per common share	$4.30	$9.90

Weighted average number of common shares outstanding (in thousands)
Effect of potentially dilutive securities:
Common stock options	—	31

Weighted average number of common shares outstanding assuming dilution	1,656	2,328

Diluted earnings per common share	$4.30	$9.77

      Common stock options listed below for the six months ended December 31, 2003 and 2004 were not included in the computation of diluted earnings per share because the exercise prices are greater than the average market price of the Company’s common stock during those periods such that the effect would be anti-dilutive.

	Six Months Ended
	December 31,

	2003	2004

	(Unaudited)
Common stock options	175,368	83,169

Stock Option Plans
      The Company has two stock option plans and has had two separate grant dates under each of the two options plans. Options were granted in April 2002, in connection with a recapitalization transaction and in October 2004, in connection with the acquisition of Red Simpson, Inc. and the corresponding equity offering.
      In October 2004, the Company increased the available shares to a total of 200,072 under the 2002 Stock Option Plan A and granted 71,302 options, leaving 6,011 shares available for grant at December 31, 2004. In October 2004, the Company increased the available shares to a total of 85,747 under the 2002 Stock Option Plan B and granted 30,560 options leaving 2,578 shares available for grant at December 31, 2004.
      In December 2004, the Company redeemed 80,351 non-vested options from the 2002 Stock Option Plan A from the employees as part of the recapitalization transaction. As a result of this redemption, the Company recorded compensation expense of approximately $4,200 during the quarter ended December 31, 2004, computed as the difference between the option exercise price and the estimated fair value of the shares repurchased.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Employee Stock Purchase Plan
      In December 2004, the Company adopted an employee stock purchase plan. Pursuant to this plan, in January 2005, the Company sold approximately $5,000 of common stock, at $123.30 per share, to various employees and members of management.

6.	Property and Equipment
      Property and equipment is comprised of the following:

	December 31,

	2003	2004

Land	$3,307	$3,123
Building	25,295	25,771
Machinery and equipment	263,182	376,969

Total	291,784	405,863
Less: accumulated depreciation	105,455	127,864

Property and equipment, net	$186,329	$277,999

7.	Goodwill and Identifiable Intangible Assets
      Goodwill and identifiable intangible assets are comprised of:

	December 31,

	2003	2004

Goodwill	$3,000	$89,347

Identifiable intangible assets:
Customer relationships	—	43,220
Contract backlog	—	6,990
Non-compete agreements	—	10,600
Accumulated amortization	—	(2,841)

Identifiable intangible assets, net	$—	$57,969

      Estimated amortization expense for the five years ended June 30 following December 31, 2004 and thereafter:

Year ended June 30,	Amount

2006	$4,883
2007	3,617
2008	3,731
2009	3,699
2010	3,611

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

8.	Debt
      Debt consists of the following:

	December 31,

	2003	2004

Revolving credit facility	$8,500	$9,369

Long-term debt:
$170 million term loan	$137,000	$—
$300 million term loan	—	260,000
$150 million term loan	—	150,000

	137,000	410,000
Less: current portion	—	1,500

Long term debt	$137,000	$408,500

      On July 1, 2004, the Company obtained a new secured bank credit agreement (“Credit Agreement”) in connection with the business acquisition discussed in Note 13. The Credit Agreement consists of: (i) a $300,000 term facility due July 1, 2012 bearing interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin of ranging from 2.00% to 2.25% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.25%, interest is payable monthly and principal payments are payable quarterly beginning on September 30, 2004; and (ii) a $70 million revolving facility which matures July 1, 2010 and bears interest at a variable rate based on the Company’s leverage ratio at either LIBOR plus a margin of ranging from 2.00% to 2.50% or the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 1.00% to 1.50%, interest on the outstanding balance is payable monthly. The proceeds of the term loan were used to pay the acquisition consideration discussed in Note 13, to retire approximately $137,000 of the outstanding amounts under the previous Credit Agreement, to pay loan issuance costs of approximately $10,200 and acquisition transaction fees and expenses of approximately $4,200 and to provide the Company with working capital for operations. In connection with the new Credit Agreement, the Company wrote off the remaining unamortized portion of deferred loan costs related to the previous Credit Agreement totaling approximately $5,600, which has been recorded in the Company’s Statement of Operations for the six-month period ending December 31, 2004.
      On December 10, 2004, the Credit Agreement was amended to permit the 2004 recapitalization, obtain additional liquidity and increase the total facility to $520,000. In addition to the original $300,000 term loan and $70,000 revolving credit facility the Company obtained a new $150,000 term loan. No substantive terms for the original $300,000 term loan and $70,000 revolving credit facility were modified pursuant to this amendment. The borrowing availability was $37,551 as of December 31, 2004 (after giving effect to $23,080 of outstanding letters of credit). The 2004 Credit Agreement contains provisions that, among other requirements, restrict the payment of dividends and require the Company to maintain compliance with certain covenants, including the maintenance of certain financial ratios.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Aggregate maturities of long-term debt for the five years ended June 30 following December 31, 2004 and thereafter are as follows:

Amount

2005	$1,500
2006	1,500
2007	1,500
2008	1,500
2009	1,500
Thereafter	$411,869

9.	Deferred Compensation Plan
      In connection with the acquisition of Red Simpson discussed in Note 3, the Company entered into certain transactions involving employee compensation expenses that have impacted and, in some cases, will continue to impact the results of operations.
      Prior to the acquisition of Red Simpson, certain Red Simpson supervisors and managers were entitled to payments of deferred compensation. In connection with the acquisition of Red Simpson, the Company agreed to pay $26,000 in deferred compensation as part of the purchase price over two fiscal years. In addition, the Company agreed to pay $29,100 in deferred compensation over four years if the employees continued their employment.
      For the six months ended December 31, 2004, the Company incurred approximately $3,200 of expense for deferred compensation.
      The following table sets forth the approximate amounts of deferred compensation remaining to be paid in each of the four years ended June 30:

2006	$15,000
2007	9,100
2008	4,500
2009	9,200

Total	$37,800

      In connection with the acquisition of Red Simpson, the Company also agreed to permit two members of Red Simpson’s management to convert an aggregate of approximately $3,300 of deferred compensation into shares of restricted common stock valued at approximately $2,000. In connection with this transaction, the Company recognized compensation expense of approximately $1,300 in the six month period ending December 31, 2004 equal to the excess of the deferred compensation amount over the fair value of the stock acquired by those persons.

10.	Concentration of Credit Risk
      The Company had accounts receivable from one customer of $5,331 and $6,436 at December 31, 2003 and 2004, respectively. The Company had revenues to one customer, which comprised 19% and 9% of total revenues for the six months ended December 31, 2003 and 2004, respectively. At December 31, 2003 and 2004, the Company had cash in excess of federally insured limits with a financial institution of approximately $175 and $12,488 respectively.

PIKE HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

11.	Commitments and Contingencies
      The Company is from time to time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company accrues reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company’s results of operations or financial position.

12.	Subsequent Events
      In January 2005, the Company redeemed the outstanding mandatorily redeemable preferred stock for $20,000 and will incur a charge of approximately $14,000 related to the difference in the negotiated redemption value and the contractual redemption value. The premium paid for the redemption was due to the early buyout of the obligations which was required to be redeemed in 2022.
      In January 2005, the Company entered into interest rate swap agreements with notional amounts totalling $50,000 for a term of two years with two banks to hedge against substantial interest rate fluctuations.
      On                     , 2005 the Company’s Board of Directors adopted, and on                     , 2005 the stockholders approved, a                     to                     reverse stock split of the Company’s common stock effective as of                     . All common stock and per common share amounts for all periods presented in the accompanying financial statements have been restated to reflect the effect of this common stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Red Simpson, Inc.
      We have audited the accompanying consolidated balance sheets of Red Simpson, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Red Simpson, Inc. and its subsidiaries as of December 31, 2003 and December 31, 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Houston, Texas
August 5, 2004

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,

	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	$150	$8,094
Accounts receivable, net	34,123	32,430
Work completed not billed	5,698	5,640
Inventory	1,432	1,612
Prepaid expenses	4,626	3,099

Total current assets	46,029	50,875

Property and equipment, net	70,672	61,697

Other assets:
Goodwill	4,786	5,547
Intangible assets, net	—	5,557
Other	306	1,315

Total other assets	5,092	12,419

Total Assets	$121,793	$124,991

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,621	$6,225
Accrued liabilities	2,176	1,417
Accrued payroll and related liabilities	5,340	6,057
Notes payable, deferred compensation	410	749
Current portion of long-term debt	709	84
Insurance and claim accruals	1,465	5,256

Total current liabilities	14,721	19,788

Long-term liabilities:
Insurance and claim accruals	8,719	7,254
Deferred compensation	19,250	21,158
Notes payable, deferred compensation	1,509	1,704
Long-term debt, less current portion	6,439	120
Amounts due to previous owners	3,117	2,967
Other	565	503

Total long-term liabilities	39,599	33,706

Stockholders’ equity:
Common stock, no par value; 2,000,000 shares authorized; 1,090,439 shares issued; 929,442 shares outstanding	584	584
Retained earnings	67,282	71,306
Treasury stock 160,997 shares, at cost	(393)	(393)

Total stockholders’ equity	67,473	71,497

Total Liabilities and Stockholders’ Equity	$121,793	$124,991

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	December 31,

	2002	2003

Revenues	$212,630	$191,375
Cost of operations	179,917	163,528

Gross profit	32,713	27,847
General and administrative expenses	11,666	12,499

Income from operations	21,047	15,348
Other income (expense):
Other income	—	249
Interest income	—	41
Interest expense	(1,084)	(325)
Deferred compensation	(5,368)	(2,896)

Total other income (expense)	(6,452)	(2,931)

Income before income taxes	14,595	12,417
Income tax expense	485	406

Net income	$14,110	$12,011

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years ended December 31, 2003
(in thousands, except share amounts)

	Common Stock			Treasury Stock
			Retained
	Shares	Amount	Earnings	Shares	Amount	Total

Balance at January 1, 2002	1,090,439	$584	$61,100	160,997	$(393)	$61,291
Net income			14,110			14,110
Distributions to stockholders			(7,928)			(7,928)

Balance at December 31, 2002	1,090,439	584	67,282	160,997	(393)	67,473
Net income			12,011			12,011
Distributions to stockholders			(7,987)			(7,987)

Balance at December 31, 2003	1,090,439	$584	$71,306	160,997	$(393)	$71,497

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	December 31.

	2002	2003

Cash flows from operating activities:
Net income	$14,110	$12,011
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,052	21,589
Deferred compensation expense	5,368	2,896
Gain on sale of property, plant and equipment	47	(18)
Other	(80)	283
Changes in assets and liabilities; net of acquisition
Accounts receivable and work completed not billed	4,187	3,678
Inventory and other assets	42	337
Accounts payable and accrued expenses	(4,691)	602
Self-insurance claims	(635)	2,327

	40,400	43,705
Cash flows from investing activities:
Purchase of property and equipment	(8,710)	(9,883)
Proceeds from sale of property and equipment	773	63
Net cash paid on acquisition of Gillette Electric Construction, Inc.	—	(9,342)

	(7,937)	(19,162)
Cash flows from financing activities:
Proceeds from long-term debt	76,195	65,532
Payments on long-term debt	(101,276)	(73,540)
Payments on amounts due previous owners	(191)	(150)
Payments on deferred compensation notes payable	—	(455)
Distributions to stockholders	(7,928)	(7,987)

	(33,200)	(16,600)
Net increase (decrease) in cash and cash equivalents	(737)	7,943
Cash and cash equivalents at beginning of the year	887	150

Cash and cash equivalents at end of the year	$150	$8,094

The accompanying notes are an integral part of these consolidated financial statements.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2003
(in thousands except share amounts)
Note A — Significant Accounting Policies
      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Business Activity
      Red Simpson, Inc., a Louisiana corporation, is in the electric distribution and transmission services industry and works primarily in the southern United States of America. Major types of projects include electrical distribution and transmission services and substation installation. The length of contracts varies, and projects under those contracts typically last less than one year.

Principles of Consolidation
      The consolidated financial statements include Red Simpson, Inc. and its wholly owned subsidiaries (collectively “Red Simpson” or the “Company”). All significant intercompany transactions and accounts have been eliminated in the consolidation.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences may be material to the financial statements.

Revenue Recognition
      Revenues from services provided to customers are reported as earned and are recognized when services are performed. The majority of Red Simpson’s contracts are unit based. Revenue on unit based contracts is recognized as the unit is completed. Revenue on hourly based services is determined based on actual labor and equipment time completed and materials used. Revenue on fixed price contracts is recognized under the percentage-of-completion method based primarily on the ratio of contract costs incurred to date to total estimated contract costs. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued. “Work completed not billed” primarily relates to revenues for completed but unbilled units under unit based contracts, as well as unbilled revenues recognized under the percentage-of-completion method for fixed price contracts.

Retainage
      Many of the contracts under which the Company performs work contain retainage provisions. Retainage refers to that portion of revenue earned by the Company but held for payment by the customer pending satisfactory completion of the project. Unless reserved, the Company assumes that all amounts retained by customers under such provisions are fully collectible. Retainage is generally collected within one year of the completion of a contract.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. The Company regularly has significant amounts of cash balances in excess of the Federal

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Deposit Insurance Corporation maximum of $100. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Inventories
      Inventories consist primarily of materials and supplies used in the Company’s business and are carried at the lower of cost (first-in, first out) or market (net realizable value). No obsolescence reserve has been recorded in the period presented.

Property and Equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives, as follows:

Life in Years

Buildings	27.5
Office improvements	10-31.5
Vehicles, equipment and furniture	3-7
      Maintenance and repairs are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.
      The Company reviews its long-lived assets for impairment when events or changes in business conditions indicate the carrying value of the asset may not be recoverable, as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment on assets classified as “held and used” exists when the sum of the undiscounted estimated cash flows expected is less than the carrying value. If such measurement indicates a possible, impairment, the estimated fair value of the asset is compared to the net book value to measure the impairment charge, if any. When the criteria for “held for sale” has been met, the assets are recorded at the lower of carrying value or fair value, less selling costs.

Intangible Assets
      Intangible assets consist of covenants not to compete and acquired customer relationships that are amortized on a straight-line basis over their estimated useful lives of up to 4 years.

Goodwill
      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets, which supersedes APB Opinion No. 17, Intangible Assets. SFAS No. 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill, and instead sets forth methods to periodically evaluate goodwill for impairment. The Company adopted SFAS No. 142 on January 1, 2002. In accordance with SFAS No. 142, the Company ceased amortization of goodwill and conducts on at least an annual basis a review of its single reporting unit with goodwill to determine whether its carrying value exceeds its fair market value. Should this be the case, a detailed analysis of the reporting unit’s assets and liabilities is performed to determine whether the goodwill is impaired. Impairment losses are required to be reflected in operating income or loss in the consolidated statements of earnings.

Insurance and Claim Accruals
      The Company retains the risk, up to certain limits, for automobile and general liability, workers’ compensation, and employee group health claims. A liability for unpaid claims and the associated claim

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
expenses, including incurred but not reported losses, is actuarially determined and reflected in the consolidated financial statements as an accrued liability. The determination of such claims and expenses and the appropriateness of the related liability is periodically reviewed and updated. Because the Company retains these risks, up to certain limits, a change in experience or actuarial assumptions could materially affect results of operations in a particular period.

Income Taxes
      Beginning January 1, 1997, the Company elected to be taxed as a Subchapter S corporation. At that date, payment of income taxes became the responsibility of the stockholders. The Company may incur income taxes within the first ten years as it relates to any “built-in gain.” If the Company disposes of assets that were owned on the date of election to be taxed as a Subchapter S corporation and there is a gain, the Company would pay income taxes on the difference in the tax basis and the fair value (built-in gain) at the date of election to be taxed as a Subchapter S corporation. The Company has accrued a deferred tax liability of approximately $170 to accrue for expected built-in gains taxes.

Recently Issued Accounting Pronouncements
      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement requires certain financial instruments that could previously be accounted for by issuers as equity be classified as liabilities or, in some cases, assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first fiscal period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial condition or results of operations.
      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 addresses when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity (VIE). It defines VIEs as entities that either do not have any equity investors with a controlling financial interest, or have equity investors that do not provide sufficient financial resources for the entity to support its activities without additional subordinated financial support. FIN 46 also requires disclosures about VIEs that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The Company has not obtained an interest in a VIE subsequent to that date. A modification to FIN 46 (FIN 46(R)) was released in December 2003. FIN 46(R) delayed the effective date for VIEs created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period ending after March 15, 2004. FIN 46(R) delayed the effective date for special-purpose entities until the first fiscal year or interim period after December 15, 2003. The Company is not the primary beneficiary of any SPEs or non-SPEs at June 30, 2004.
Note B — Acquisition of Gillette Electric Construction, Inc.
      On June 8, 2003, the Company acquired 100% of the outstanding common stock of Gillette Electric Construction, Inc. for a purchase price of approximately $9,300 paid in cash. The acquisition has been accounted for as a purchase and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the date of acquisition. The operating results arising from the acquisition are included in the consolidated statement of earnings from the acquisition date.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      The following table summarizes the estimated fair values of certain assets acquired and liabilities assumed at the date of acquisition (June 8, 2003):

Current assets	$2,244
Property and equipment	1,950
Goodwill	761
Intangible assets	6,383

Total assets acquired	11,338
Current liabilities	(933)
Long-term debt	(1,063)

$9,342

      The intangible assets valued at $6,383 have a weighted average useful life of approximately 4 years. The intangible assets consist of customer relationships of $6,290 and a covenant not to compete of $93.
      The purchase price was allocated based on the fair value of the assets acquired and liabilities assumed and the excess of cost over fair value of the net assets acquired of $761 which is recorded as goodwill and will be subject to an annual test of impairment as required by SFAS No. 142, Goodwill and Other Intangible Assets.
Note C — Accounts Receivable
      Accounts receivable consists of the following:

	December 31,

	2002	2003

Contract billing	$31,681	$29,261
Retainage receivable	2,064	1,870
Other receivables	403	1,616

Total	34,148	32,747
Less allowance for bad debts	(25)	(317)

Accounts receivable, net	$34,123	$32,430

      The Company expects to collect all balances, including retainage, within the next twelve months.
Note D — Work Completed not Billed
      Work completed not billed consists of the following:

	December 31,

	2002	2003

Costs incurred on contracts in progress	$7,929	$9,368
Estimated earnings to date	762	1,321

Total costs and estimated earnings	8,691	10,689
Less billings to date	(2,993)	(5,049)

Work completed not billed	$5,698	$5,640

      As stated in Note A, the Company performs services under unit based and non-unit based contracts. The amounts presented above aggregate the effects of these types of contracts.

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Note E — Property and Equipment
      The accompanying consolidated balance sheet includes the following property and equipment:

	December 31,

	2002	2003

Land	$612	$612
Buildings	179	198
Machinery and Equipment	170,886	175,620

Total	171,677	176,430
Less accumulated depreciation	(101,005)	(114,733)

Property and equipment, net	$70,672	$61,697

      Maintenance and repairs of property and equipment amounted to $10,649 and $11,302 for the years ended December 31, 2002 and 2003, respectively. Depreciation expense amounted to $21,816 and $20,762 for the years ended December 31, 2002 and 2003, respectively.
Note F — Goodwill and Intangible Assets
      Changes in the carrying amount of the Company’s goodwill and intangible assets were as follows:

		Intangible	Accumulated
	Goodwill	Assets	Amortization

Balance at January 1, 2002	$4,786	$50	$(50)

Balance at December 31, 2002	4,786	50	(50)
Acquisition of Gillette Electric	761	6,383	—
Amortization	—	—	(826)

Balance at December 31, 2003	$5,547	$6,433	$(876)

      The following table summarizes the carrying amounts and amortization of intangible assets:

	December 31,

	2002		2003

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Covenants not to compete	$50	$50	$143	$61
Customer relationships	—	—	6,290	815

	$50	$50	$6,433	$876

      Aggregate amortization expense:
      For the years ended December 31

2002	$—
2003	$826

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
      Estimated amortization expense for the years ended December 31:

2004	$1,416
2005	$1,416
2006	$1,416
2007	$1,309
Note G — Long-Term Debt
      Long-term debt consisted of the following:

	December 31,

	2002	2003

Open lines of credit for $37,000 and $60,000 with Red River Bank with a monthly interest rate calculated as a three-month LIBOR rate plus 1%, due November 12, 2004 and December 2005	$6,375	$—
$72 note payable to Max Green for the land and office building. Interest is payable annually at a rate of 7%	72	64
$5,900 installment note payable to Red River Bank with a 7.5% interest rate, maturing May 2003	701	—
Various term loans with Ford Motor Credit financing the purchase of vehicles at 0% interest	—	140

	7,148	204
Less current maturities	(709)	(84)

	$6,439	$120

      During the year ended December 31, 2003, the Company repaid all outstanding indebtedness under all lines of credit with Red River Bank. As of December 31, 2003, there were approximately $20,100 of standby letters of credit issued by Red River Bank on behalf of the Company.
      Under the terms of the credit agreements with Red River Bank, the Company is not required to comply with any financial covenants. Red Simpson has pledged collateral securing these lines of credit with a blanket security interest in substantially all equipment, vehicles, rolling stock, machinery, inventory, furniture and fixtures.
      The President of the Company is a member of the Board of Directors of Red River Bank.
      Aggregate maturities of long-term debt for the five years following December 31, 2003 and thereafter are as follows:

Amount

2004	$84
2005	69
2006	11
2007	8
2008	8
Thereafter	24

$204

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
Note H — Income Taxes
      As discussed in Note A, the Company has elected to be taxed as a Subchapter S corporation. In certain states, taxes must be paid at the corporate level. For the years ended December 31, 2002 and 2003, state tax expense was approximately $485 and $406 respectively.
      The Company has made a number of acquisitions during the past several years. In these acquisitions, the Company acquired all of the outstanding stock of the acquired companies and they became a subsidiary of the Company. These acquired companies were C corporations and have been inactive since the acquisitions. The Company is of the opinion there was a de facto liquidation of these corporations. If the Internal Revenue Service were to disagree with the Company’s position, income tax could be assessed on the corporations. Any tax due would ultimately be the responsibility of the stockholders of Red Simpson, Inc.
      Had the Company been subject to Federal income taxes, it would have recorded approximately $5,200 in income tax expense for the year ended December 31, 2003.
Note I — Employee Benefit Plans
      The Company sponsors a 401(k) defined contribution plan that provides retirement benefits to all employees that elect to participate. Under the plan, participating employees may defer up to 15% of their base pre-tax compensation. Contributions by the Company are discretionary. During the years ended December 31, 2002 and 2003, the Company contributed approximately $689 and $635 related to this plan.
      Effective January 1, 1997, the Company adopted a non-qualified deferred compensation plan for select employees. The plan is not funded and the balance is payable over four to five years after employment termination and is reflected in the deferred compensation balance. The net accruals were as follows:

Balance at January 1, 2002	$14,950
Conversion to notes payable deferred compensation	(1,068)
Expense	5,368

Balance at December 31, 2002	19,250
Conversion to notes payable deferred compensation	(988)
Expense	2,896

Balance at December 31, 2003	$21,158

Note J — Related Party Transactions
      The Company leases its corporate headquarters from the Simpson-Noles, LLC, of which the Company owned a 50% interest. The future minimum lease commitments under this arrangement include monthly rental payments in the amount of $12 for the duration of the agreement, which has an indefinite life. Rent expense for the years ended December 31, 2002 and 2003 was approximately $145 each year.
Note K — Major Customers and Concentration of Credit Risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable. The Company has not incurred significant bad debts in the past, and expects that the allowance for doubtful accounts is sufficient to cover any losses in its accounts receivable. During the year ended December 31, 2002 the Company had sales to two customers that exceeded 10% of total revenues at 13.2% and 13.5%. For the year ended December 31, 2003 the Company had sales to three customers that exceeded 10% of total revenues at 14.9%, 14% and 11.7%. The Company performs

RED SIMPSON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)
periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Credit losses have generally been within management’s estimates. At December 31, 2002 and 2003, the Company had cash in excess of federally insured limits of $100 with a financial institution.
Note L — Commitments and Contingencies

Litigation
      The Company is involved in various claims and legal proceedings. These cases are, in the opinion of management, ordinary, routine matters incidental to the normal business conducted by the Company. Management believes that the ultimate disposition of such proceedings will not have a materially adverse effect on the Company’s consolidated financial statements.

Guarantees
      The Company guarantees two term loans of Simpson-Noles LLC, a related party joint venture in which the Company owns a 50% interest. Should Simpson-Noles LLC be unable to perform under the terms of the loan, the Company could be held responsible for the ultimate repayment of the loans. At December 31, 2003, the outstanding loans were approximately $1,800. The Company has not experienced material adverse results from such guarantee and foresees no further material adverse impact on the financial position, results of operations or cash flows of the Company. As a result, the Company has not recorded a liability on the balance sheet associated with this risk.
      The Company has many contracts that require the Company to indemnify the other party against loss from claims. Also, the Company is required to indemnify its bonding agent in the event of non-performance. The Company has not experienced material losses under these arrangements and foresees no future material adverse impact on financial position, results of operations or cash flows.
Note M — Subsequent Events
      Effective July 1, 2004, the Company entered into a stock purchase agreement with Pike Electric, Inc. Proceeds from the sale were used to pay off the notes payable with Red River Bank, Max Green and Ford Motor Credit. In relation to the stock purchase agreement, the Company sold its interests in the Simpson-Noles, LLC and RSA Aviation, LLC to former stockholders.

                  Shares
Pike Holdings, Inc.
Common Stock

PROSPECTUS
                     , 2005

Citigroup	JPMorgan

Robert W. Baird & Co.	Friedman Billings Ramsey
         Through and including                     , 2005 (the 25th day after the date of this prospectus) all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with this offering. All of such amounts (except the SEC registration fee and NASD filing fee) are estimated.

SEC registration fee		$27,071
Listing fee	$
NASD filing fee		$23,500
Blue Sky fees and expenses	$
Printing and engraving costs	$
Legal fees and expenses	$
Accounting fees and expenses	$
Transfer Agent and Registrar fees and expenses	$
Miscellaneous	$
Total	$

Item 14.	Indemnification of Directors and Officers.
      The registrant plans to reincorporate in Delaware prior to the effective date of this registration statement. Our bylaws will provide that we shall, subject to the limitations contained in the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto. The registrant has also obtained officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur.
      Section 8 of the Underwriting Agreement, to be filed as Exhibit 1.1 provides that the Underwriters named therein will indemnify us and hold us harmless and each of our directors, officers or controlling persons from and against certain liabilities, including liabilities under the Securities Act. Section 8 of the Underwriting Agreement also provides that such Underwriters will contribute to certain liabilities of such persons under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.
      The following information relates to all securities issued or sold by Pike Holdings, Inc., formerly Pike Equipment and Supply Company, within the past three years and not registered under the Securities Act. Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in Rule 701 promulgated under Section 3(b) of the Securities Act and/or Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.
      On April 18, 2002, the registrant issued and sold an aggregate of 1,655,619 shares of the registrant’s common stock at a per share price of $56.12 for an aggregate purchase price of $92.9 million in connection with the registrant’s 2002 recapitalization. Ten stockholders and senior management received 195,972 shares while LGB Pike LLC received 1,459,647 shares.
      On April 18, 2002, the registrant issued 1,000,000 shares of its Series A preferred stock to the stockholders and senior management of Pike Electric, Inc. as part of the consideration for the registrant’s 2002 recapitalization. The Series A preferred stock shares’ face value accreted at 7.1% per annum. The initial face value was determined to be within a range of $5.00 to $45.00 per share based on the registrant’s achieving certain performance targets. All 1,000,000 shares of the registrant’s Series A preferred stock were redeemed in February 2005 for an aggregate consideration of $20.0 million.

      On April 18, 2002, the registrant issued options to senior management to purchase up to an aggregate total of 173,836 shares of the registrant’s common stock, including 121,686 shares pursuant to the registrant’s 2002 Stock Option Plan A and 52,150 shares pursuant to the registrant’s 2002 Stock Option Plan B. The exercise price per share was $56.12. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of stock options. As of April 18, 2005, none of the options has been exercised.
      On April 18, 2002, the registrant (formerly known as Pike Equipment and Supply Company) issued one share of Series B Preferred Stock to Pike Electric, Inc. in exchange for the shares of common stock owned by Pike Electric, Inc. in the registrant.
      On June 30, 2002, the registrant contributed all of its operating assets and liabilities (other than shares of Pike Electric, Inc. and Pike Equipment and Supply Company (formerly known as Pike Equipment and Supply Company of North Carolina) and certain liabilities, including those related to the credit agreement) to Pike Equipment and Supply Company. The registrant then contributed the shares of Pike Equipment and Supply Company to Pike Electric, Inc. and in exchange redeemed the outstanding share of its Series B Preferred Stock. As a result of this contribution, no shares of Series B Preferred Stock were outstanding and Pike Equipment and Supply Company became a wholly owned subsidiary of Pike Electric, Inc.
      On April 18, 2003, the registrant issued options to senior management to purchase up to an aggregate total of 17,168 shares of the registrant’s common stock, including 12,018 shares pursuant to the registrant’s 2002 Stock Option Plan A, and 5,150 shares pursuant to the registrant’s 2002 Stock Option Plan B. The exercise price per share was $56.12. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options.
      On April 18, 2003, options to purchase 10,945 shares granted under the registrant’s 2002 Stock Option Plan A and options to purchase 4,691 shares granted under the registrant’s 2002 Stock Option Plan B were terminated without being exercised. As of April 18, 2005, none of the options has been exercised.
      On July 1, 2004, in connection with the Red Simpson, Inc. acquisition, the registrant issued and sold an aggregate of 759,253 shares of our common stock at a per share price of $96.15 for an aggregate purchase price of $73.0 million to (1) management personnel of Red Simpson, Inc., 20,802 shares, (2) the Joe B./Anne A. Pike Irrevocable Generation Skipping Trust, 7,801 shares and (3) LGB Pike II LLC, 730,650 shares.
      On October 21, 2004, the registrant issued options to senior management to purchase up to an aggregate total of 101,862 shares of the registrant’s common stock including 71,302 shares pursuant to the registrant’s 2002 Stock Option Plan A, and 30,560 shares pursuant to the registrant’s 2002 Stock Option Plan B. The exercise price per share was $96.15. No consideration was paid to the registrant by any recipient of any of the foregoing options for the grant of such options. As of April 18, 2005, none of the options has been exercised.
      On December 10, 2004, the registrant canceled options to purchase an aggregate 80,351 shares granted under the 2002 Stock Option Plan A. The registrant paid option holders $123.30 less the respective exercise price of $56.12 or $96.15 for each canceled share for an aggregate purchase price of $4.2 million.
      On January 31, 2005, the registrant issued an aggregate total of 40,551 shares of the registrant’s common stock to 60 participant directors, executive officers and employees under the registrant’s 2005 Employee Stock Purchase Plan. The price per share was $123.30 for an aggregate purchase price of $5.0 million.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit
Number	Description

1.1	Underwriting Agreement.*
3.1	Restated Articles of Incorporation of Pike Holdings, Inc.*
3.3	Amended and Restated Bylaws of Pike Holdings, Inc.*
5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	2005 Employee Stock Purchase Plan.*
10.2	2002 Stock Option Plan A.*
10.3	2002 Stock Option Plan B.*
10.4	Amended and Restated Credit Agreement, dated as of July 1, 2004, among Pike Holdings, Inc., Pike Electric, Inc. and the lenders party thereto.*
10.5	First Amendment, dated as of December 10, 2004, among Pike Holdings, Inc., Pike Electric, Inc. and the lenders party thereto.*
10.6	Stockholders Agreement, dated April 18, 2002, between Pike Electric, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders.*
10.7	Management Advisory Services Agreement, dated April 18, 2002, between Pike Electric, Inc. and Goldberg Lindsay & Co. LLC.*
21.1	List of subsidiaries of Pike Holdings, Inc.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Dixon Hughes PLLC.
23.3	Consent of Grant Thornton LLP.
23.4	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5).*
24.1	Powers of Attorney (included on signature page).

   * To be filed by amendment.

(b)	Financial Statement Schedules.
      The financial statement schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of Pike Holdings, Inc. or related notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes as follows:

(1) The undersigned will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mount Airy, North Carolina, on the 18th day of April, 2005.

PIKE HOLDINGS, INC.

By:	/s/ J. Eric Pike

Name: J. Eric Pike

Title:	President, Chief Executive Officer and Director
POWER OF ATTORNEY
      We, the undersigned directors and officers of Pike Holdings, Inc., do hereby constitute and appoint Mark Castaneda and J. Russell Triedman, or any of them, our true and lawful attorneys and agents, with full power of substitution, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ J. Eric Pike J. Eric Pike	President, Chief Executive Officer and Director (Principal Executive Officer)	April 18, 2005

/s/ Mark Castaneda Mark Castaneda	Chief Financial Officer (Principal Financial Officer)	April 18, 2005

/s/ David J. Mills David J. Mills	Controller	April 18, 2005

/s/ Alan E. Goldberg Alan E. Goldberg	Director	April 18, 2005

/s/ Robert D. Lindsay Robert D. Lindsay	Director	April 18, 2005

Signature	Title	Date

/s/ Stuart S. Janney III Stuart S. Janney III	Director	April 18, 2005

/s/ Adam P. Godfrey Adam P. Godfrey	Director	April 18, 2005

/s/ J. Russell Triedman J. Russell Triedman	Director	April 18, 2005

/s/ Reginald L. Banner Reginald L. Banner	Director	April 18, 2005

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Underwriting Agreement.*
3.1	Restated Articles of Incorporation of Pike Holdings, Inc.*
3.3	Amended and Restated Bylaws of Pike Holdings, Inc.*
5.1	Opinion of Cravath, Swaine & Moore LLP.*
10.1	2005 Employee Stock Purchase Plan.*
10.2	2002 Stock Option Plan A.*
10.3	2002 Stock Option Plan B.*
10.4	Amended and Restated Credit Agreement, dated as of July 1, 2004, among Pike Holdings, Inc., Pike Electric, Inc. and the lenders party thereto.*
10.5	First Amendment, dated as of December 10, 2004, among Pike Holdings, Inc., Pike Electric, Inc. and the lenders party thereto.*
10.6	Stockholders Agreement dated April 18, 2002 between Pike Electric, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders.*
10.7	Management Advisory Services Agreement dated April 18, 2002 between Pike Electric, Inc. and Goldberg Lindsay & Co. LLC.*
21.1	List of subsidiaries of Pike Holdings, Inc.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Dixon Hughes PLLC.
23.3	Consent of Grant Thornton LLP.
23.4	Consent of Cravath, Swaine & Moore LLP (contained in Exhibit 5.1).*
24.1	Powers of Attorney (included on signature page).

*	To be filed by amendment.